SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.

Financial Statements at

December 31, 2010

Braskem S.A. and Subsidiaries

Independent Auditor’s Report as of December 31, 2010

Independent Auditor’s Report
on the Financial Statements

To the Board of Directors and Shareholders

Braskem S.A

We have audited the accompanying financial statements of Braskem S.A (“Company” or "Parent Company"), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Braskem S.A and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

Braskem S.A. and Subsidiaries

Independent Auditor’s Report as of December 31, 2010

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements present fairly, in all material respects, the financial position of Braskem S.A as at December 31, 2010, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of  Braskem S.A and its subsidiaries as at December 31, 2010, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Braskem S.A, these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value.

Braskem S.A. and Subsidiaries

Independent Auditor’s Report as of December 31, 2010

Other matters

Statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2010, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of corresponding amounts in the previous year

The audit of the financial statements for the year ended December 31, 2009, presented for comparative purposes, was conducted under the responsibility of other auditors, who issued an unqualified opinion thereon dated February 12, 2010, containing an emphasis of matter paragraph regarding the completion of negotiations for the acquisition of Quattor Participações on January 22, 2010. Our opinion is not qualified due to this issue.

As part of our audit of the 2010 financial statements, we have also audited the adjustments described in Note 4 that were made to amend the financial statements of 2009. In our opinion, such adjustments are appropriate and were properly recorded.

Salvador [1], March 16, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Felipe Edmond Ayoub

Contador CRC 1SP187402/O-4 "S" BA

Braskem S.A. and Subsidiaries

Balance Sheet at December 31

Amounts in thousands of Brazilian reais                                                                                                                                                  (continued)

		Parent Company			Consolidated
Assets	Note	2010	2009	01/01/2009	2010	2009	01/01/2009

Current assets
Cash and cash equivalents	6	2,339,060	2,294,124	2,199,862	2,624,270	2,683,068	2,413,749
Available for sale investments investments	7	-	261,453	331,452	-	261,884	331,452
Held for trading	7	236,319	173,616	187,446	236,319	173,616	187,446
Trade accounts receivable	8	1,077,492	1,402,630	2,027,101	1,894,648	1,666,467	2,126,608
Inventories	9	1,789,505	1,547,165	2,474,277	3,015,657	1,721,755	2,709,206
Taxes recoverable	11	400,969	482,494	582,385	698,879	506,298	612,282
Dividends and interest on capital receivable		10,895	3,736	7,162	-	-	-
Prepaid expenses		29,690	22,085	65,187	41,620	22,295	65,760
Other accounts receivables		151,410	120,518	114,805	268,905	113,272	123,084

		6,035,340	6,307,821	7,989,677	8,780,298	7,148,655	8,569,587

Non-current assets
Held-to-maturity	8	28,706	15,811	9,717	28,706	15,811	9,717
Trade accounts receivable		59,026	58,343	46,666	62,303	58,783	47,129
Taxes recoverable	21 (b)	1,096,497	1,253,889	1,197,710	1,444,401	1,259,801	1,201,816
Deferred income tax and social contribution	12	361,299	1,076,679	1,253,931	1,136,685	1,080,804	1,261,569
Judicial deposits	10	227,888	213,533	163,432	250,195	217,769	167,579
Related parties		2,408,371	70,054	84,055	53,742	100,725	45,953
Other accounts receivable	13	95,780	76,920	64,831	107,432	78,590	66,356
Investments in subsidiaries	13	6,549,402	411,647	381,418	-	-
Investment in associated companies		157,910	136,677	127,330	160,790	136,677	127,330
Other investments	14	6,575	6,575	11,770	7,485	8,605	13,702
Property, plant and equipment	15	11,100,184	10,828,453	11,007,463	19,366,272	10,947,678	11,094,020
Intangible assets		2,280,111	2,312,011	2,290,506	3,079,182	2,317,859	2,341,887

		24,371,749	16,460,592	16,638,829	25,697,193	16,223,102	16,377,058

Total assets		30,407,089	22,768,413	24,628,506	34,477,491	23,371,757	24,946,645

Braskem S.A. and Subsidiaries

Balance Sheet at December 31

Amounts in thousands of Brazilian reais                                                                                                                                                         (continued)

		Parent Company			Consolidated
Liabilities andEquity	Note	2010	2009	01/01/2009	2010	2009	01/01/2009

Current liabilities
Suppliers		4,462,552	3,326,678	4,703,070	5,201,162	3,858,783	4,920,758
Loans and financing	17	1,212,975	1,880,577	3,250,925	1,206,444	1,890,494	3,279,463
Debentures	18	517,741	316,729	26,276	517,741	316,729	26,276
Hedge accounting transactions and other derivatives	19.2	27,618	37,913	-	50,124	79,667	31,531
Salaries and social charges		252,694	258,419	206,202	360,368	267,688	215,085
Taxes payable	20	235,339	1,160,990	101,214	390,062	1,175,672	105,258
Dividends and interest on capital		416,648	2,861	6,604	419,981	2,894	6,708
Advances from customers		44,587	66,434	78,910	50,344	67,388	86,136
Other provisions	22	26,036	30,748	17,395	32,602	30,926	18,869
Other accounts payable	16	125,935	5,394	55,787	233,322	24,835	68,306
Related parties	10	64,517	66,798	-	-	-	-

		7,386,642	7,153,541	8,446,383	8,462,150	7,715,076	8,758,390

Non-current liabilities
Suppliers		-	23,140	18,675	-	23,229	18,675
Loans and financing	17	9,309,704	7,427,865	9,000,602	11,004,301	7,434,939	9,029,941
Debentures	18		500,000	800,000	-	500,000	800,000
Hedge accounting transactions	19	12,526	-	-	34,433	31,579	77,913
Taxes payable	20	1,449,704	1,273,149	1,285,778	1,583,569	1,277,148	1,290,043
Related parties	10	83,739	11,397	115,819	31,386	-
Long-term incentives	23	14,442	7,709	10,453	14,442	7,709	10,453
Deferred income taxand social contribution	21 (b)	1,238,340	1,098,591	166,799	2,200,538	1,098,607	174,942
Private pension plans	24	109,894	96,548	97,135	123,517	109,390	113,774
Allowance for losses in subsidiaries		937	3,798	17,458	-	-
Other provisions	22	124,495	130,719	125,463	362,265	132,118	126,348
Other payable	16	237,567	63,312	54,513	252,604	63,318	56,738

		12,581,348	10,636,228	11,692,695	15,607,055	10,678,037	11,698,827

Equity
Capital	26	8,043,222	5,473,181	5,375,802	8,043,222	5,473,181	5,375,802
Capital reserves		845,998	416,675	396,064	845,998	416,675	396,064
Revenue reserves		1,338,908	-	-	1,338,908	-	-
Other comprehensive income		221,350	314,838	361,821	221,350	314,838	361,821
Treasury stock		(10,379)	(10,376)	-	(59,271)	(10,376)	-
Accumulated deficit		-	(1,215,674)	(1,644,259)	-	(1,215,674)	(1,644,259)

Total equity attributable to the shareholders of the company		10,439,099	4,978,644	4,489,428	10,390,207	4,978,644	4,489,428

Non-controlling interest		-	-	-	18,079	-	-

		10,439,099	4,978,644	4,489,428	10,408,286	4,978,644	4,489,428

Total liabilities and equity		30,407,089	22,768,413	24,628,506	34,477,491	23,371,757	24,946,645

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Operations

Years ended December 31

Amounts in thousands of Brazilian reais, except for earnings per share                      (A free translation of the original in Portuguese)

		Parent Company		Consolidated
	Note	2010	2009	2010	2009

Net sales	29	17,152,789	14,602,066	25,494,817	16,136,070
Cost of sales and services rendered		(14,109,477)	(12,203,495)	(21,411,775)	(13,529,696)

Gross profit		3,043,312	2,398,571	4,083,042	2,606,374

Income (expenses)
Selling		(176,325)	(250,831)	(383,454)	(298,847)
Distribution		(299,890)	(300,735)	(335,510)	(300,735)
General and administrative		(723,118)	(584,751)	(969,929)	(648,310)
Research and development		(55,288)	(60,898)	(78,778)	(63,119)
Equity in the results of investees	13 (c)	439,014	(45,948)	20,302	3,188
Gain from business combinations	5	849,194	102,051	975,283	102,051
Other operating expenses (income), net	30	(43,959)	6,887	(95,995)	3,705

Operating profit before financial incomel result		3,032,940	1,264,346	3,214,961	1,404,307

Financial income (expenses)	31
Financial expenses		(1,149,483)	641,495	(1,696,949)	685,439
Financial income		340,732	(156,887)	369,426	(331,330)

		(808,751)	484,608	(1,327,523)	354,109

Profit before income and tax social contribution		2,224,189	1,748,954	1,887,438	1,758,416

Income tax and social contribution - current	21 (a)	(20,426)	(340,079)	(61,536)	(353,551)
Income tax and social contribution - deferred	21 (a)	(308,454)	(1,010,384)	63,583	(1,006,374)
		(328,880)	(1,350,463)	2,047	(1,359,925)

Net income for the year		1,895,309	398,491	1,889,485	398,491

Attributable to:
Company's shareholders		-	-	1,895,309	398,491
Non-controlling interest		-	-	(5,824)	-

Net income per share at the end of period

Basic earnings per share - common and preferred				2.6497	0.7734
Diluted earnings per share - common and preferred				2.6491	0.7737

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Comprehensive Income

Years ended December 31

Amounts in thousands of Brazilian reais                                                                        (A free translation of the original in Portuguese)

	Parent Company		Consolidated
	2010	2009	2010	2009

Net income for the year	1,895,309	398,491	1,889,485	398,491

Other comprehensive income:

Available for sale financial assets	58	(10,722)	58.0	(10,722)
Cash flow hedge	6,032	42,794	6,032	42,794
Foreign currency translation adjustment	(79,135)	-	(79,346)	-
Income tax and social contribution related to comprehensive income	6,793	3,851	6,793	3,851

Total other comprehensive income	(66,252)	35,923	(66,463)	35,923

Total comprehensive income for the year	1,829,057	434,414	1,823,022	434,414

Attributable to:
Company's shareholders			1,829,057	434,414
Non-controlling interest			(6,035)

			1,823,022	434,414

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Changes in Equity

Amounts in thousands of Brazilian reais                                                                                     (A free translation of the original in Portuguese)

Parent Company
				Profit reserves
	Note	Capital	Capital reserves	Legal reserve	Tax incentives	Unrealized profit reserve	Additional proposed dividend	Other comprehensive income	Treasury shares	Retained earnings (accumulated) deficit	Total shareholders' equity
At December 31, 2008 - previously disclosed		5,375,802	407,964	-	-	-	-	(102,100)	-	(2,001,810)	3,679,856
Adjustment upon initial IFRS adoption	4.3.1(c)	-	(11,900)	-	-	-	-	463,921	-	357,551	809,572
Restated balances at January 1, 2009		5,375,802	396,064	-	-	-	-	361,821	-	(1,644,259)	4,489,428

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	398,491	398,491
Deferred social contribution on additional price-level restatement		-	-	-	-	-	-	(55,670)	-	-	(55,670)
of property, plant and equipment
Realization of additional property, plant and equipment price-		-	-	-	-	-	-	(27,236)	-	27,236	-
level restatement, net of taxes	4.4 (c)
Fair value variation of financial assets		-	-	-	-	-	-	(6,871)	-	-	(6,871)
Fair value of cash flow hedges, net of taxes		-	-	-	-	-	-	42,794	-	-	42,794
		-	-	-	-	-	-	(46,983)	-	425,727	378,744
Total shareholders' contributions :
Capital increase		97,379	20,611	-	-	-	-	-	-	-	117,990
Treasury shares	26 (a)	-	-	-	-	-	-	-	(10,376)	-	(10,376)
Unclaimed dividends	26 (f)	-	-	-	-	-	-	-	-	2,858	2,858
		97,379	20,611	-	-	-	-	-	(10,376)	2,858	110,472
At December 31, 2009		5,473,181	416,675	-	-	-	-	314,838	(10,376)	(1,215,674)	4,978,644

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	1,895,309	1,895,309
Realization of additional property, plant and equipment price-level restatement, net of taxes	4.4 (c)	-	-	-	-	-	-	(27,236)	-	27,236	-
Fair value variation of financial assets		-	-	-	-	-	-	38	-	-	38
Fair value of cash flow hedges, net of taxes		-	-	-	-	-	-	12,845	-	-	12,845
Foreign currency translation adjustment	13( b)	-	-	-	-	-	-	(79,135)	-	-	(79,135)
		-	-	-	-	-	-	(93,488)	-	1,922,545	1,829,057
Total contributions from and distributions to shareholders:
Capital increase	26 (a)	2,570,041	1,479,294	-	-	-	-	-	-	-	4,049,335
Treasury shares	26 (f)	-	-	-	-	-	-	-	(3)	-	(3)
Prescribed dividends/others		-	-	-	-	-	-	-	-	(2,650)	(2,650)
Offset of losses		-	(1,061,871)	-	-	-	-	-	-	1,061,871	-
Transfer to taxincentives reserve	26 (h)	-	11,900	-	-	-	-	-	-	(11,900)	-
Legal reserve		-	-	87,710	-	-	-	-	-	(87,710)	-
Minimum mandatory dividends	26 (d)	-	-	-	-	-	-	-	-	(415,284)	(415,284)
Additional dividends proposed	26 (g)	-	-	-	-	-	250,346	-	-	(250,346)	-
Unrealized profit reserves	26 (g)	-	-	-	-	995,505	-	-	-	(995,505)	-
Taxincentives reserves	26 (g)	-	-	-	5,347	-	-	-	-	(5,347)	-
	26 (g)	2,570,041	429,323	87,710	5,347	995,505	250,346	-	(3)	(706,871)	3,631,398
At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)	-	10,439,099

BRASKEM10GHM123 PARTES.DOCX

Braskem S.A. and subsidiaries

Statement of Changes in Equity

Amounts in thousands of Brazilian reais                                                                                                                                                                       (continued)

Consolidated
		Attributed to shareholders' interest
				Profit reserves
	Note	Capital	Capital reserve	Legal reserve	Tax incentives	Unrealized profit reserve	Additional proposed dividend	Other comprehensive income	Treasury stock	Retained earnings (accumulated) deficit	Total Braskem shareholders' interest	Non-controlling interest	Total shareholders' equity

At December 31, 2008 - previously disclosed		5,375,802	407,964	-	-	-	-	(102,100)	-	(2,001,810)	3,679,856	-	3,679,856
Adjustment upon initial IFRS adoption	4.3.1(c)	-	(11,900)	-	-	-	-	463,921	-	357,551	809,572	-	809,572
Restated balances at January 1, 2009		5,375,802	396,064	-	-	-	-	361,821	-	(1,644,259)	4,489,428	-	4,489,428

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	398,491	398,491	-	398,491
Deferred social contribution on additional price-level restatement of property, plant and equipment		-	-	-	-	-	-	(55,670)	-	-	(55,670)	-	(55,670)
Realization of additional property, plant and equipment price-level restatement, net of taxes	4.4 (c)	-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
Fair value variation of financial assets		-	-	-	-	-	-	(6,871)	-	-	(6,871)	-	(6,871)
Fair of value of cash flow hedges, net of taxes		-	-	-	-	-	-	42,794	-	-	42,794	-	42,794
		-	-	-	-	-	-	(46,983)	-	425,727	378,744	-	378,744
Total shareholders' contributions :
Capital increase	26 (a)	97,379	20,611	-	-	-	-	-	-	-	117,990	-	117,990
Treasury shares	26 (f)	-	-	-	-	-	-	-	(10,376)	-	(10,376)	-	(10,376)
Prescribed dividends		-	-	-	-	-	-	-	-	2,858	2,858	-	2,858
		97,379	20,611	-	-	-	-	-	(10,376)	2,858	110,472	-	110,472
At December 31, 2009		5,473,181	416,675	-	-	-	-	314,838	(10,376)	(1,215,674)	4,978,644	-	4,978,644

Total comprehensive income for the year:
Net income for the year		-	-	-	-	-	-	-	-	1,895,309	1,895,309	(5,824)	1,889,485
Realization of additional property, plant and equipment price-level restatement, net of taxes	4.4 (c)	-	-	-	-	-	-	(27,236)	-	27,236	-	-	-
Fair value variation of financial assets		-	-	-	-	-	-	38	-	-	38	-	38
Fair value of cash flow hedges, net of taxes		-	-	-	-	-	-	12,845	-	-	12,845	-	12,845
Foreign currency translation adjustment	13( b)	-	-	-	-	-	-	(79,135)	-	-	(79,135)	(211)	(79,346)
		-	-	-	-	-	-	(93,488)	-	1,922,545	1,829,057	(6,035)	1,823,022
Total contributions from and distributions to shareholders:
Capital increase	26 (a)	2,570,041	1,479,294	-	-	-	-	-	-	-	4,049,335	-	4,049,335
Treasury shares	26 (f)	-	-	-	-	-	-	-	(48,892)	-	(48,892)	-	(48,892)
Purchase of treasury shares		-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Prescribed dividends / others		-	-	-	-	-	-	-	-	(2,650)	(2,650)	-	(2,650)
Offset of losses	26 (h)	-	(1,061,871)	-	-	-	-	-	-	1,061,871	-	-	-
Transfer to tax incentives reserve		-	11,900	-	-	-	-	-	-	(11,900)	-	-	-
Legal reserve	26 (d)	-	-	87,710	-	-	-	-	-	(87,710)	-	-	-
Minimum mandatory dividends	26 (g)	-	-	-	-	-	-	-	-	(415,284)	(415,284)	-	(415,284)
Additional dividends proposed	26 (g)	-	-	-	-	-	250,346	-	-	(250,346)	-	-	-
Unrealized profit reserves	26 (g)	-	-	-	-	995,505	-	-	-	(995,505)	-	-	-
Tax incentives reserve	26 (g)	-	-	-	5,347	-	-	-	-	(5,347)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	24,114	24,114
		2,570,041	429,323	87,710	5,347	995,505	250,346	-	(48,895)	(706,871)	3,582,506	24,114	3,606,620
At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)	-	10,390,207	18,079	10,408,286

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Cash Flows

Years ended December 31

Amounts in thousands of Brazilian reais                                                                        (A free translation of the original in Portuguese)

	Parent Company		Consolidated
	2010	2009	2010	2009
Profit before income tax and social contribution	2,224,189	1,748,954	1,887,438	1,758,416
Reconciling items:
Depreciation, amortization and depletion	1,036,758	1,028,186	1,606,354	1,038,061
Equity in the results of investees	(439,014)	45,948	(20,302)	(3,188)
Losses (gains) on investments and others	(4,838)	(1,565)	(4,133)	(4,223)
Business combination	(849,194)	(102,051)	(975,283)	(102,051)
Provision for losses and write-offs of non-current assets	28,039	75,915	51,342	76,776
Interest, monetary and exchange variations, net	615,497	(904,431)	413,194	(1,108,058)
Other	-	283	-	26,894
	2,611,437	1,891,239	2,958,610	1,682,627
Changes in operating working capital
Available for Sale and Held-to-maturity	(50,460)	8,352	79,764	8,351
Trade accounts receivable	322,674	(879,725)	184,442	(1,044,263)
Inventories	(226,778)	973,640	(382,285)	1,035,140
Taxes recoverable	284,139	81,712	622,167	94,372
Prepaid expenses	(7,605)	43,434	(5,062)	44,295
Related parties	(810,110)	14,001	-	-
Other accounts receivable	(68,664)	(43,540)	1,730	(41,577)
Suppliers	1,112,734	(1,383,122)	683,639	(1,073,838)
Taxes payable	(430,828)	405,581	(601,878)	501,718
Long-term incentives	6,733	(2,744)	6,733	(2,744)
Advances from customers	(21,847)	(16,120)	(38,424)	(19,218)
Other provisions	(10,936)	(18,609)	21,128	(17,669)
Other accounts payable	155,701	75,792	177,901	50,116

Cash generated from operations	2,866,190	1,149,891	3,708,465	1,217,310

Interest paid	(595,796)	(487,762)	(929,481)	(594,676)
Income tax and social contribution	(45,222)	(15,590)	(58,617)	(23,970)
Net cash provided by operating activities	2,225,172	646,539	2,720,367	598,664

Proceeds from the sale of non-current assets	1,781	2,765	1,781	2,949
Additions to investments jointly-controlled and subsidiaries	(4,586,233)	(50,932)	(939,427)	1,464
Additions to property, plant and equipment	(1,307,279)	(767,128)	(1,689,006)	(811,740)
Additions to intangible assets	-	-	(17,042)	-
Held-to-maturity and available for sale	256,113	(17,346)	256,113	(17,346)
Cash provided by (used in) investing activities	(5,635,618)	(832,641)	(2,387,581)	(824,673)

Short-term debt
New loans	358,650	2,177,460	866,097	2,279,801
Repayment of loans	(4,839,330)	(4,111,651)	(10,013,753)	(3,010,705)
Long-term debt	-	-	-	-
New loans	4,118,701	2,229,247	4,994,464	1,227,188
Related parties	-	-	-	-
New loans	484,847	63,603	-	-
Repayment of loans	(414,277)	(77,410)	-	-
Dividends paid to shareholders	(98)	(885)	(107)	(956)
Non-controlling interests	-	-	-	-
Repurchase of shares	(3)	-	(3)	-
Increase in capital	3,746,892	-	3,764,971	-
Cash provided by (used in) financing activities	3,455,382	280,364	(388,331)	495,328
Exchange variation on cash of foreign subsidiaries	-	-	(3,253)	-
Increase (decrease) in cash and cash equivalents	44,936	94,262	(58,798)	269,319

Represented by
Cash and cash equivalents at the beginning of the year	2,294,124	2,199,862	2,683,068	2,413,749
Cash and cash equivalents at the end of the year	2,339,060	2,294,124	2,624,270	2,683,068

Increase (decrease) in cash and cash equivalents	44,936	94,262	(58,798)	269,319

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Cash Flows

Years ended December 31

Amounts in thousands of Brazilian reais                                                                        (A free translation of the original in Portuguese)

	Parent Company		Consolidated
	2010	2009	2010	2009
Profit before income taxand social contribution	2,224,189	1,748,954	1,887,438	1,758,416
Reconciling items:
Depreciation, amortization and depletion	1,036,758	1,028,186	1,606,354	1,038,061
Equity in the results of investees	(439,014)	45,948	(20,302)	(3,188)
Losses (gains) on investments and others	(4,838)	(1,565)	(4,133)	(4,223)
Business combination	(849,194)	(102,051)	(975,283)	(102,051)
Provision for losses and write-offs of non-current assets	28,039	75,915	51,342	76,776
Interest, monetary and exchange variations, net	615,497	(904,431)	413,194	(1,108,058)
Other	-	283	-	26,894
	2,611,437	1,891,239	2,958,610	1,682,627
Changes in operating working capital
Available for Sale and Held-to-maturity	(50,460)	8,352	79,764	8,351
Trade accounts receivable	322,674	(879,725)	184,442	(1,044,263)
Inventories	(226,778)	973,640	(382,285)	1,035,140
Taxes recoverable	284,139	81,712	622,167	94,372
Prepaid expenses	(7,605)	43,434	(5,062)	44,295
Related parties	(810,110)	14,001	-	-
Other accounts receivable	(68,664)	(43,540)	1,730	(41,577)
Suppliers	1,112,734	(1,383,122)	683,639	(1,073,838)
Taxes payable	(430,828)	405,581	(601,878)	501,718
Long-termincentives	6,733	(2,744)	6,733	(2,744)
Advances from customers	(21,847)	(16,120)	(38,424)	(19,218)
Other provisions	(10,936)	(18,609)	21,128	(17,669)
Other accounts payable	155,701	75,792	177,901	50,116

Cash generated from operations	2,866,190	1,149,891	3,708,465	1,217,310

Interest paid	(595,796)	(487,762)	(929,481)	(594,676)
Income taxand social contribution	(45,222)	(15,590)	(58,617)	(23,970)
Net cash provided by operating activities	2,225,172	646,539	2,720,367	598,664

Proceeds from the sale of non-current assets	1,781	2,765	1,781	2,949
Additions to investments jointly-controlled and subsidiaries	(4,586,233)	(50,932)	(939,427)	1,464
Additions to property, plant and equipment	(1,307,279)	(767,128)	(1,689,006)	(811,740)
Additions to intangible assets	-	-	(17,042)	-
Held-to-maturity and available for sale	256,113	(17,346)	256,113	(17,346)
Cash provided by (used in) investing activities	(5,635,618)	(832,641)	(2,387,581)	(824,673)

Short-term debt
New loans	358,650	2,177,460	866,097	2,279,801
Repayment of loans	(4,839,330)	(4,111,651)	(10,013,753)	(3,010,705)
Long-term debt	-	-	-	-
New loans	4,118,701	2,229,247	4,994,464	1,227,188
Related parties	-	-	-	-
New loans	484,847	63,603	-	-
Repayment of loans	(414,277)	(77,410)	-	-
Dividends paid to shareholders	(98)	(885)	(107)	(956)
Non-controlling interests	-	-	-	-
Repurchase of shares	(3)	-	(3)	-
Increase in capital	3,746,892	-	3,764,971	-
Cash provided by (used in) financing activities	3,455,382	280,364	(388,331)	495,328
Exchange variation on cash of foreign subsidiaries	-	-	(3,253)	-
Increase (decrease) in cash andcash equivalents	44,936	94,262	(58,798)	269,319

Represented by
Cash and cash equivalents at the beginning of the year	2,294,124	2,199,862	2,683,068	2,413,749
Cash and cash equivalents at the end of the year	2,339,060	2,294,124	2,624,270	2,683,068

Increase (decrease) in cash andcash equivalents	44,936	94,262	(58,798)	269,319

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Value-Added

Years ended December 31

Amounts in thousands of Brazilian reais                                                           (A free translation of the original in Portuguese)

	Parent Company		Consolidated
	2010	2009	2010	2009
Revenues	21,031,396	17,769,255	31,217,214	19,549,896
Sale of merchandise, products and services	21,069,290	17,796,341	31,392,470	19,588,832
Other income (expenses), net	(27,296)	22,886	(108,360)	22,634
Allowance for doubtful accounts	(10,598)	(49,972)	(66,896)	(61,570)
Inputs acquired from third parties	(16,458,763)	(13,888,075)	(24,644,991)	(15,401,736)
Cost of products, merchandise and services sold	(15,743,445)	(12,584,549)	(23,687,052)	(14,038,168)
Material, energy, outsourced services and other	(698,173)	(1,274,888)	(976,327)	(1,334,930)
Loss / recovery of assets	(17,145)	(28,638)	18,388	(28,638)
Gross value added	4,572,633	3,881,180	6,572,223	4,148,160

Depreciation, amortization and deplention	(1,036,758)	(1,028,186)	(1,606,354)	(1,038,061)

Net value added produced by the entity	3,535,875	2,852,994	4,965,869	3,110,099

Value added receivedin transfer	1,629,421	(109,263)	1,363,071	(232,577)
Equity in the results of investees	439,014	(45,948)	20,302	3,188
Financial income	340,732	(156,887)	369,426	(331,309)
Business combination	849,194	102,051	975,283	102,051
Other	481	(8,479)	(1,940)	(6,507)

Total value added to distribute	5,165,296	2,743,731	6,328,940	2,877,522

Personnel	485,305	429,012	786,511	472,374
Direct compensation	380,234	313,228	630,795	347,950
Benefits	73,939	78,305	111,486	85,037
FGTS (Unemployment Compensation Fund)	31,132	37,479	44,230	39,387

Taxes, fees andcobtributions	1,486,653	2,367,879	1,781,323	2,499,422
Federal	1,115,770	2,054,866	1,062,174	2,127,067
State	367,890	310,191	704,644	369,615
Municipal	2,993	2,822	14,505	2,740

Remuneration of third-party capital	1,298,029	(451,651)	1,871,621	(492,765)
Financial expenses (including exchange variation)	1,131,747	(673,787)	1,676,227	(718,554)
Rentals	166,282	222,136	195,394	225,789

Remuneration of own capital	1,895,309	398,491	1,889,485	398,491
Earnings reinvested	1,480,025	398,491	1,480,025	398,491
Dividends	415,284	-	415,284	-
Non-controlling interest in earnings reinvested	-	-	(5,824)	-

Total value added distributed	5,165,296	2,743,731	6,328,940	2,877,522

•          The statement of value- added statement is not a required part of a set of financial statements under IFRS.

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

1          Operating Context

(a)      Braskem S.A. (“Braskem” or “the Company”) is a publicly-traded corporation, with its headquarters in Camaçari – Bahia, which, along with its subsidiaries, operates a total of thirty one industrial units, twenty eight in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo and three in the United States, in Pennsylvania, Texas and West Virginia. These units produce basic petrochemicals, such as ethylene, propylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas, also known as kitchen gas). In the segment of thermoplastic resins, the Company produces polyethylene, polypropylene and polyvinyl chloride (“PVC”). In addition, Braskem’s operations include the import and export of chemical products, petrochemicals, fuels, the production and sale of inputs consumed by companies at the Petrochemical Complexes of Camaçari - Bahia and Triunfo – Rio Grande do Sul, including: steam, water, compressed air, electricity, the provision of several services to those companies as well as investments in others as a partner or shareholder. Braskem is controlled by Odebrecht S.A. (“Odebrecht”) with an indirect holding of 50.1% and 38.1% of voting and total stock, respectively at December 31, 2010.

(b)     In May 2009, the Company’s management announced the suspension of production of caprolactam and the temporary closure the industrial plant in Camaçari. This decision was based on an evaluation of the business, taking into account the market difficulties for caprolactam in Brazil experienced in the last few years, as well as the impact of the recent global economic financial crisis. At that moment the Company booked animpairment of this plant at the same amount, R$ 29.600, of the total net book value of machinery, equipment and installations for the production of caprolactam, which cannot be used in the event of resumption in production. There were no changes in 2010 related to this matter. Company management is monitoring developments in the market for caprolactam before making any final decision on this matter.

(c)      In January 2010, the Company’s management decided to suspend production at the industrial unit located in São Paulo, which produced specialty PVC resins. This decision was based on the rising logistics costs associated with obtaining the main raw material for the unit, Monovinyl chloride (“MVC”), which was transferred from one of Braskem’s plants in Camaçari. To maintain the sale of these PVC resins, the Company signed a purchase agreement with Mexichem Colombia S.A. The unit in question has warehouses that continue to be used as distribution centers for specialty PVC and other products manufactured by the Company in other states. On December 31, 2009, the net book value of the machinery, equipment and installations of this plant was R$ 25,000 and an allowance for impairment was recorded for the same amount, given that the assets would not result in any cash flow from either sale or possible resumption of production.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(d)     In September 2010, management of subsidiary Braskem PP Americas, Inc.  ("PP Americas") decided to idle a high-impact copolymer production line at the La Porte plant, located in Texas, United States. This decision was based on the line's older technology, high production cost and low production capacity.  PP Americas will keep the production of high-impact copolymer on two other lines at the La Porte plant, without affecting the total production of other resins. As of December 31, 2010, this production line had a fair value of zero.

(e)      On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex (Rio Grande do Sul), which will produce 200,000 tons of green polyethylene per year. With this new unit, the Company now offers resin from renewable sources diversifying its competitive raw material sources. The total investment cost was R$ 482,053.

(f)      Corporate Reorganization

Since its creation on August 16, 2002, Braskem has undergone an extensive corporate restructuring process, which has been disclosed to the market in the form of Relevant Fact notices filed with the Comissão de Valores Mobiliários (“CVM”). The main events in 2009 and 2010 are summarized below:

(f.1) On April 30, and May 5, 2009, the Extraordinary General Shareholders’ Meetings held by Braskem and Petroquímica Triunfo S.A. (“Triunfo”), respectively, approved the merger of Triunfo into the Company. The net asset value merged, at book value, totaled R$ 117,990. A total of 13,387,157 class A preferred shares were issued by Braskem and delivered to shareholders of Triunfo at an exchange ratio of 0.210428051882238 share of Braskem for each share of Triunfo. (Note 20.a). This acquisition represents a business combination, as per Accounting Pronouncement CPC 15 and IFRS 3 and its effects are presented in Note 5.

(f.2) On January 22, 2010, the Company announced the finalization of the negotiations that resulted in the acquisition of Quattor Participações S.A. (“Quattor”) ( Note 1.f2.iv) by the Company, in accordance with an Investment Agreement signed on that date between Odebrecht, Petroleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement will enable Petrobras to consolidate its main petrochemical assets in Braskem, which will remain a private-sector publicly-traded company and improve its ability to compete globally.

In addition, the Investment Agreement gives Braskem first-refusal rights for participating as a partner in projects involving the Rio de Janeiro Petrochemical Complex (COMPERJ) and the Suape Petrochemical Complex in Pernambuco.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The Investment Agreement was sent to the Brazilian Antitrust Agency – CADE (“CADE”) for review and approval. The Economic Monitoring Office of the Ministry of Finance (SEAE) has recommended that this acquisition be approved without restrictions by CADE. The Economic Law Office of the Ministry of Justice (SDE) has also recommended that the transaction be approved without restrictions. These recommendations were registered by the CADE Attorney’s Office on January 11, 2011 and approved on February 23, 2011 (Note 37). That transaction was unanimously approved for this agency.

As of September 30, 2010, the steps already taken in terms of the Investment Agreement include the following:

(i)        The creation of a holding company, BRK Investimentos Petroquímicos S.A. (“BRK”), in December 2009, to which Odebrecht and Petrobras later transferred all their common shares in Braskem.

(ii)      In April 2010, Odebrecht and Petrobras finalized R$ 3,500,000 share capital increase in BRK through the issue of new shares paid up in cash.

(iii)    On April 14, 2010, the Board of Directors of Braskem ratified the share capital increase in the Company through a private subscription that resulted in the issue of 243,206,530 common shares and 16,697,781 class A preferred shares at a unit value of R$ 14.40, for a total of R$ 3,742,622, of which R$ 2,378,742 was recorded in the capital stock account and R$ 1,363,880 was recorded in the capital reserve account (Note 26(a)).

(iv)    On April 27, 2010, the Company disclosed, in a Relevant Fact notice, the acquisition, together with Unipar, of shares representing 60% of the total and voting capital of Quattor, through a cash payment of R$ 659,454. On April 30, 2010, Quattor held the following investments:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Quattor
94.10%
99.32%
Non-controlling shareholders
65.98%
Quattor Petroquímica (*)
0.68%
5.90%
9.02%
BNDESPAR
25.00%
Quattor Química
Riopol
33.33%
Polibutenos

(*)publicly-held company

(v)      On May 10, 2010, the Company announced the acquisition, from Unipar, of all the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) as well as shares representing 33.33% of the total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) for cash payments of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil (“Chevron Brasil”), shares representing 33.33% of the total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron Brasil, Braskem now owns, directly and indirectly, 100% of the share capital of Polibutenos.

In accordance with the accounting procedures adopted to prepare these financial statements (see Note 2), the acquisitions of Unipar Comercial and Polibutenos represented business combinations, as per Technical Pronouncement - CPC 15 the effects of which are stated in Note 5.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(vi)    On June 18, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the acquisition of Quattor shares previously held by Petrobras which represented 40% of the total and voting  shares of the subsidiary. The net asset value acquired, at book value on March 31, 2010 was R$ 199,356, of which R$ 164,744 was recorded in the Capital account and R$ 34,612 was recorded in the Capital reserve account. This operation involved the issuance of 18,000,087 common shares at an exchange ratio of 0.18855863182 share of Braskem for each share of Quattor, as established in the economic reports of the companies prepared by an independent specialist (Note 26(a)). As a result of this acquisition, Braskem now holds 100% of voting and total capital of Quattor. This operation, along with that mentioned in item (iv) above, represent business combinations, (as per Technical Pronouncement CPC 15), the effects of which are stated in Note 5.

(vii)   On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved an increase in the capital stock of R$ 4,014,128, without the issue of new shares. The capital increase was paid up using advances for future capital increase previously made by Braskem. Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting held by Quattor approved a R$ 2,578,372 reduction in its share capital, without the cancellation of shares and restitution to Braskem, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica.

(viii)    On January 7, 2008, BNDES Participações S.A. ("BNDESPAR") acquired 25% of Riopol and  was also granted a put option to sell 60% and 40% of the acquired interest to Unipar and Petrobras, respectively. This option was exercisable up to June 2013.

On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. The acquisition corresponds to 15% of the share capital of Riopol and Braskem holds direct and indirect 90% of its subsidiary share capital.

The amount of this acquisition will be paid in three installments, restated by the TJLP (Note 16), as follows:

a.         First installment, due on June 11, 2015, corresponding to 15% of the total amount;

b.        Second installment, due on June 11, 2016, corresponding to 35% of the total amount and

c.         Third installment, due on June 11, 2017, corresponding to 50% of the total amount.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Also, as a result of the put option exercised by BNDESPAR, Petrobras has acquired 10% of Riopol's capital stock.

(ix)    On August 30, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem's  approved the merger of Riopol's shares, converting Riopol into a wholly-owned subsidiary of the Company. The book value of the merged net assets on March 31, 2010, the transaction's base date, amounted to R$ 103,087. Of that amount, R$ 22,285 was allocated to the capital  account, and R$ 80,802 was allocated to the capital reserve account. In that transaction, 2,434,890 preferred class A shares were issued, based on an exchange ratio of 0.010064743789 share of Braskem for each Riopol share, pursuant to economic appraisal reports of the companies, prepared by an independent expert (Note 26(a)).

Due to this stock merger, subsidiary Quattor Petroquímica, which held 9.02% of Riopol's capital, has received Braskem shares. In these financial statements, such shares are accounted for as "treasury shares" (Note 26(a)).

(x)      On September 1, 2010, the Extraordinary General Shareholders’ meeting held by Quattor's approved the merger of the companies referred below. The net assets of the merged companies were appraised at book value on June 30, 2010 (the transaction's base date).

a.    Merger of Quattor Química S.A. ("Quattor Química”)

On the merger date, Quattor Química's capital was owned by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the equity of both companies on June 30, 2010, resulting in a capital increase of R$ 58,231 with the issuance of 7,538,949 common shares delivered to Quattor Petroquímica.

b.    Merger of Polibutenos

On the merger date, Polibutenos's capital was owned by Quattor (33.33%) and Braskem (66.67%). The exchange ratio of Polibutenos shares for Quattor shares was determined based on the equity of both companies on June 30, 2010, resulting in a capital increase of R$ 13,032 with the issuance of 1,687,179 common shares delivered to Braskem.

c.    Mergers of Mauá Resinas S.A. ("Mauá Resinas") and Norfolk Distribuidora Ltda ("Norfolk”)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

On the merger date, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor; accordingly there was no capital increase or issue of shares by the merged  company.

(xi)         On May 26, 2010, the Company filed a request to register a public offer with CVM, in order to acquire the 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) held by minority shareholders, as a result of the change in control. These shares represented 0.68% of the total capital of Quattor Petroquímica. CVM’s Board approved the public offer on October 28, 2010.

The public offer was completed and settled on December 16, 2010. The total number of shares acquired through the public offer was 224,968, and 1,324,726 preferred shares held by minority shareholders still remained. The remaining shares, valued at book value on March 31, 2010, increased the capital stock of Braskem by R$4,270 and were subscribed and paid-up by Quattor Petroquímica’s shareholders. 398,175 class A preferred shares were issued in this operation based on the ratio of 0.300571316385725 share of Braskem for each share of Quattor Petroquímica, according to the economic appraisal report of the companies, prepared by an independent expert (Note 26(a)).

This operation was approved by the Extraordinary General Shareholders’ Meetings held by Braskem and subsidiary Quattor Petroquímica on December 27, 2010, following disclosure in a Relevant Fact notice on December 7, 2010.

CVM, by means of an official letter dated February 3, 2011, approved the cancelation of the authorization to trade the shares of subsidiary Quattor Petroquímica on the stock exchanges, which was requested by the Company on January 28, 2011.

On December 31, 2010, after the acquisition of the minority shareholders' shares of subsidiary Quattor Petroquímica item (xi) above Braskem’s interest in the investees is shown below:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(f.3) On February 1, 2010, Braskem announced that its subsidiary Braskem Americas, Inc. (“Braskem Americas”) had signed, on that same date, a Share Purchase and Sale Contract with Sunoco Inc., a U.S. oil company, through which it acquired all the total and voting capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350 million, equivalent to R$ 620,000. Sunoco Chemicals has an annual installed capacity of 950 million metric tons of polypropylene distributed in three plants located in Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010, when full payment for the acquired shares was made. On the same date the name of the acquired company was changed to PP Americas.

In accordance with the accounting practices adopted when preparing these financial statements (Note 2) the acquisition represented a “business combination” as per Technical Pronouncement - CPC 15 and IFRS 3 the effects of which are stated in (Note 5).

(f.4) On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spin-off part by the new subsidiary Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, negotiations were concluded to sell these two subsidiaries for a total value of R$ 12,700 (Note 13(b)).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(f.5) In November 2009, Braskem and Grupo IDESA Sociedad Anónima de Capital Variable (“IDESA”), a traditional petrochemical company in Mexico, announced that they had submitted the winning bid in a tender offer process in Mexico to implement a petrochemical project based on ethane in the Veracruz region with a supply contract through PEMEX-Gás, of 66,000 barrels/day of this input over a period of 20 years. As a result of winning the bid Braskem and IDESA signed a Memorandum of Understanding and finalized a definitive contract on February 23, 2010, involving:

(i)    a commitment by Braskem and IDESA to invest in the construction of an integrated ethane cracker, with production capacity of one million metric tons per year of ethylene; and

(ii)   to invest in three polyethylene plants producing approximately 1 million metric tons per year. The investment in the project, which is denominated Etileno XXI, is estimated at some US$2.5 billion, with conclusion of construction and operational startup of the unit expected in January 2015.

The name of the new investee is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”). The fully-subscribed share capital of this subsidiary totaled 76,592,000 Mexican pesos (approximately R$ 11,300) on May 25, 2010, represented by 6,300 shares, of which 65% are owned by Braskem and 35% by Etileno XXI Sociedad Anónima de Capital Variable. Additionally, on September 30, 2010, the shareholders contributed Mex$ 433,788 thousand (approximately R$ 58,345)  to Braskem Idesa's capital, through the issuance of 35,680 shares. Braskem Idesa's subscribed and paid-up capital is now Mex$ 510,380,000 (approximately R$ 69,648), represented by 41,980 shares.

(f.6) On December 17, 2010, the Extraordinary General Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company, based on its book equity as of September 30, 2010, amounting to R$ 27,834, pursuant to the terms and conditions set forth in the protocol and justification, dated November 29, 2010, without changes in the Company’s capital stock, given that the Company is the only shareholder of Cinal.

(g) On December 31, 2010, Braskem’s net working capital (parent company) was negative R$ 1,352,639. As compared with, consolidated net working capital of positive R$ 316,811 on December 31, 2009. Because consolidated figures are used in the management of working capital, given that the Company uses mechanisms to transfer funds between the companies efficiently, without compromising the fulfillment of the commitments of each of the entities forming our consolidated statements, any analysis of parent company working capital will not reflect the actual liquidity position of the consolidated group. In addition, the Company has a US$350 million revolving credit line that may be used permanently for 3 years, which allowed us to reduce the amount of cash held by Braskem.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

2               Summary of the Signigicant Accounting Principles

The significant accounting principles applied in the preparation of these financial statements are described below. These practices have been consistently applied in all periods presented.

2.1    Preparation basis

The financial statements were prepared based on the historical cost convention, adjusted to reflect the "deemed cost" of machinery and equipment at the date of transition to the CPCs and IFRS,  and the fair value of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) held for trading.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of its accounting principles. More complex areas that require a higher level of judgment, as well as areas in which assumptions and estimates are significant to the consolidated financial statements, are reported in Note 3.

a)                                     Consolidated financial statements

The consolidated financial statements were prepared and are presented in accordance with accounting principles adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Standards Board (CPCs), and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These are the first financial statements reported by the Company under the CPCs and the IFRS. The main differences between the accounting principles previously adopted in Brazil ("BR GAAP") and the CPCs/IFRS, including reconciliations of equity, profit or loss for the period, and statement of comprehensive income, are described in Note 4.

b)                                     Parent company financial statements

The parent company's separate financial statements were prepared in accordance with accounting practices in Brazil issued by the CPC, and are disclosed together with the consolidated financial statements. As required on the accounting practices adopted in Brazil applied to the separate financial statements differ from the IFRS only in the recognition of investments in subsidiaries and associated companies using the equity accounting method, whereas the IFRS establishes recognition based on cost or fair value.

2.2    Consolidated financial statements

The following accounting policies are applied in the preparation of the consolidated financial statements.

(a)                 Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operating policies are determined by the Company, and in which the Company holds a majority of the voting rights. The existence and effect of potential voting rights, which are exercisable or convertible, are taken into account when evaluating whether the Company controls another entity.  Subsidiaries are fully consolidated as of the date when control is transferred to the Company, and are no longer consolidated as of the date the Company ceases to control the entity.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The purchase method is used to account for the acquisition of subsidiaries by the Company. The consideration for the acquisition of a subsidiary is the fair value of assets transferred, liabilities assumed and equity instruments issued by the Company. Identifiable assets acquired, and contingencies and liabilities assumed, in a business combination are initially measured at fair value on the acquisition date, regardless of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Company's interest in net identifiable assets acquired is recorded as goodwill. If the acquisition cost is lower than the fair value of the net assets of the acquire, the difference is directly recognized in the statement of income after all calculations are reviewed and the bargain purchase price is confirmed. When incurred, acquisition costs are recognized in profit or loss for the period. This is an accounting practice on the individual financial statements according CPC 15.

The Company accrues provisions for losses on investments in subsidiaries in connection with any net capital deficiency of these companies. Such provision is recorded as non-current liabilities against gains or losses from "interests in subsidiaries and associated companies".

Operations between the Company's subsidiaries and jointly controlled companies, as well as unrealized balances, and gains and losses from these operations, were eliminated. The accounting principles of subsidiaries were adjusted to ensure consistency with the accounting principles adopted by the Company.

(b)                 Jointly-controlled subsidiaries

These are entities whose activities are jointly controlled by the Company and one or more partners, under a shareholders' agreement. Joint control is the shared control over an economic activity, established by contract, which only exists when strategic, financial and operating decisions regarding the activity require unanimous consent from the parties sharing control. These investments are consolidated using the proportional method. (Note 2.2(d)).

(c)                  Parent company financial statements

In the separate financial statements of the parent company, subsidiaries and jointly-controlled subsidiaries are accounted for using the equity accounting method.

Adjustments made to conform with international accounting standards, pursuant to CPC 37 (R1) and IFRS 1, were applied both to the consolidated  and separate financial statements, so as to obtain the same profit or loss and equity as those attributable to the parent company's shareholders.

(d)                 Interests in subsidiaries, jointly-controlled subsidiaries and special purpose entities

The consolidated financial statements were prepared pursuant to the consolidation procedures established by CPC 36 and IAS 27, and include the financial statements for the Company and its subsidiaries, jointly-controlled subsidiaries and special purpose entities in which the Company holds a controlling stock position or controls the activities, directly and indirectly, as follows:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

			Total interest- %

		Headquarters (Country)	2010	2009	01/01/2009

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa, Sociedade Anónima Promotora de Inversión (“Braskem Idesa”)		Mexico	65.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)	(i)	Mexico	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem PP Americas Inc (“PP Americas”)	(ii)	USA	100.00
Companhia Alagoas Industrial - CINAL (“CINAL”)	(iii)	Brazil		100.00	100.00
Copesul International Trading INC. (“CITI”)	(iv)	British Virgin Islands			100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”)		Brazil	100.00	100.00	100.00
Ipiranga Química Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
Natal Trading	(iv)	British Virgin Islands			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Varient Distribuidora de Resinas Ltda (“Varient”)	(v)	Brazill		100.00
Quattor Participações S.A. (“Quattor”)	(vi)	Brazil	100.00
Quattor Petroquímica S.A. (“Quattor Petroquímica”)	(vi)	Brazil	100.00
Rio Polímeros S.A. (“Riopol”)	(vi)	Brazil	100.00
Norfolk Trading S.A. (“Norfolk Trading”)	(vi)	Uruguay	100.00
Commom Industries Ltd. (“Commom”)	(vi)	British Virgin Islands	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(vi)	Brazil	100.00

Jointly-controlled subsidiaries	(vii)
Refinaria de Petróleo Rio-Grandense S.A. (“RPR”)		Brazil	33.20	33.20	33.20
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.99	49.99
Polipropileno Del Sur S.A.(“PROPILSUR”)		Venezuela	49.99	49.99

Specific Purpose Entitites (“SPEs”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)	(viii)	Brazil	100.00	100.00	100.00

(i)       Incorporated in September 2010.

(ii)     Company acquired in April 2010. (Note 1.f.3)

(iii)    Subsidiary merged into the Company in December 2010. (Note 1.f.6)

(iv)    Subsidiaries merged into Braskem Inc. in December 2009.

(v)      Company created in September 2009 from the spin-off of Quantiq and sold in June 2010. (Note 1.f.4)

(vi)    Companies acquired in April 2010. (Note 1.f.2)

(vii)   Investments consolidated proportionally, in accordance with CPC 18.

(viii) Fund consolidated in compliance with CPC 36. (R1)

The interest of non-controlling shareholders in the equity and profit or loss of subsidiary Braskem Idesa was separately reported in the consolidated balance sheet and income statement for the year.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(e)    Reconciliation of shareholders' equity and net income between the parent company and consolidated

	Shareholders' equity		Net income of the period
	2010	2009	2010	2009

Parent Company	10,439,099	4,978,644	1,895,309	398,491
Braskem shares	(48,892)	-	-	-
Non-controlling interest	18,079	-	(5,824)	-
Consolidated	10,408,286	4,978,644	1,889,485	398,491

2.3    Segment reporting

Information per operating segment is presented according to the internal report provided to the key operating decision maker. The key operating decision maker, responsible for allocating funds and evaluating the performance of operating segments, is the Chief Executive Officer.

2.4    Foreign currency translation

(a)               Functional currency and presentation currency

The Company's functional and presentation currency is the Brazilian real, as defined by CPC 02 and IAS 21.

(b)               Transactions and balances

Foreign currency transactions are translated into the functional currency based on the exchange rate at the transaction or measurement date, when the items are re-measured. Exchange gains and losses deriving from the settlement of these transactions and the translation based on year-end exchange rates, regarding foreign currency monetary assets and liabilities, are recognized in the statement of income for the year, except when deferred in  equity as qualifying cash flow hedging operations.

Exchange variations under assets or liabilities from borrowings are reported in the statement of income as Financial income or expenses, respectively.

Changes in the fair value of foreign currency monetary instruments, classified as available for sale, are divided between the exchange variations of amortized cost recognized in profit or loss, and other variations in the instrument's book value, recognized in equity as Other comprehensive income.

(c)               Foreign subsidiaries

Some direct or indirect subsidiaries have a different functional currency from that of the Company, as: i) for companies Propilsur and Polimerica, based in Venezuela, the functional currency is the U.S. dollar, because these companies are in the construction phase and the capital investments and the main equipment suppliers are based on this currency; ii) for Braskem Idesa, based in Mexico, the functional currency is the Mexican peso; and iii) for PP Americas, based in the United States, the functional currency is the U.S. dollar.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The financial statements of these subsidiaries are translated to the Company's presentation currency, under CPC 02 and IAS 21, which determines, among other matters, the following conversion rules:

  Assets and liabilities of each balance sheet presented are translated using the foreign exchange rate at the end of each reporting period;
  The equity for the beginning of the period corresponds to the closing equity at the end of the previous reporting period, as translated at the time. Changes in the opening equity during the reporting period are translated using the effective rates on the respective dates; and
  The accounts presented in the statements of income are translated using the foreign exchange rates on the transaction dates or, for practical reasons, an average rate for the periods; provided that the difference between these rates is not material.

All resulting foreign exchange differences are recognized as a separate item in equity, under Foreign currency translation adjustments in Other comprehensive income.

When a foreign operation is partially disposed of or sold, foreign exchange differences recorded in equity are recognized in the statement of income as a part of the gain or loss on sale.

2.5 Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and highly liquid short-term financial investments maturing in up to three months, less any amounts used on overdraft accounts. Cash and cash equivalents are promptly convertible into a known amount of cash, and subject to an insignificant risk of change in value.

2.6 Financial instruments

A financial instrument is a contract that results in a financial asset for an entity, and a financial liability or equity instrument for another entity.

2.6.1 - Classification

The Company classifies its financial assets in the categories listed below. The classification depends on the purpose for the acquisition of such financial assets. The Companys’ management determines the classification of the financial assets upon initial recognition.

(a) Held for trading – measured at fair value, and are acquired principally for the purpose of active and frequent trading, including derivatives, except for those designated for hedge accounting. Assets in this category are classified under current assets. Gains or losses from changes in the fair value of financial assets held for trading are recognized in the profit or loss for the period.

(b) Loans and receivables – non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. Loans and receivables are recognized under current assets, except for those due in over 12 months following the balance sheet date (these are classified as non-current assets). The Company's loans and receivables include balances of intra-group loan contracts and current accounts with related companies, trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short- and long-term investments. Loans and receivables are accounted for at amortized cost, based on the effective interest method.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c) Held-to-maturity - these are basically the financial assets that cannot be classified as loans and receivables because they are quoted in an active market. In this case, the Company acquires these financial assets with the intention and financial capacity to hold them to maturity. They are recorded at acquisition cost plus income earned, which is included in the profit or loss for the period. The Company's held-to-maturity assets consist mostly of subordinated quotas in investment funds, classified as non-current assets.

(d) Available-for-sale – these are non-derivatives recognized in this classification or that are not recognized in any other category. They are included in non-current assets, unless management intends to dispose of the investment in up to 12 months after the balance sheet date. Available-for-sale financial assets are recognized at fair value. Interest on available-for-sale securities, calculated based on the effective interest method, is recognized in the statement of income as financial income. The portion corresponding to changes in fair value is recognized in equity, net of taxes, under Other comprehensive income, and is transferred to profit or loss upon realization or due to impairment losses.

2.6.2 – Recognition and measurement

Regular way purchases or sales of financial assets are recognized on the trade date, i.e. date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. Transaction costs for held-for-trading financial assets are charged to the statement of income. For other financial assets, transaction costs are added to the respective fair value. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or are transferred, provided that the Company has transferred substantially all the risks and rewards of ownership of the financial asset. Available-for-sale and held-for-trading financial assets are always recognized at fair value. Loans and receivables are recorded at amortized cost, based on the effective interest method.

Gains or losses from changes in the fair value of financial assets held for trading are recognized in the statement of income, under "financial result", in the period they occur.

Changes in the fair value of monetary and non-monetary instruments, classified as available for sale, are recognized in equity under "other comprehensive income."

When available-for-sale instruments are sold or become impaired, the cumulative adjustments to fair value, recognized in equity, are transferred to the statement of income as financial income or expense.

Interest on available-for-sale securities, calculated based on the effective interest method, is recognized in the statement of income as financial income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the statement of income as other operating revenues as soon as the Company's right to receive payments is established.

The fair value of publicly-traded investments is based on the current acquisition price. If the market for a financial asset (instruments not traded on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. Valuation techniques include the use of recent transactions contracted with third parties, reference to other substantially similar instruments, analysis of discounted cash flows, and option pricing models that make the best use of information generated by the market, and rely the least possible on information generated by the Company's management.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The Company analyzes, at the balance sheet date, if there is objective evidence that a financial asset or group of financial assets has become impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value less any impairment loss previously recognized in profit or loss—is transferred from equity to the statement of income.

2.6.3   – Financial instruments offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally applicable right to offset the recognized amounts, and there is an intention of settling them on a net basis, or of realizing the asset and settling the liability simultaneously.

2.6.4 – Impairment of financial assets

(a)   Assets at amortized cost

The Company analyzes at the end of each reporting period whether  there is objective evidence that a held-to-maturity financial asset is impaired.

Losses are recognized when there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets. The loss amount is calculated as the difference between the asset's recognized amount and the present value of the estimated future cash flows (excluding future credit losses that have not yet occurred) discounted at the assets original effective rate.

The Company recognizes impairment of trade accounts receivable as follows: 100% of the amounts over 180 days past due 50% of the amounts over 90 days past due and 100% of the amounts under court collection procedures. This calculation also includes amounts derived from a second renegotiation with clients, as well as all amounts derived from the first renegotiation and with payments due in over 24 months. Accounts receivable with related companies are not included in this calculation.

(b)   Available-for-sale assets

When the decrease in fair value is recurring, and there is objective evidence that this reduction is other-than-temporary, the Company transfers all cumulative losses from other comprehensive income to the profit or loss for the period.

Impairment losses recognized in the separate consolidated income statement on equity instruments are not reversed through the separate consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the separate consolidated income statement.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

2.7       Derivative financial instruments and hedge operations

Derivative financial instruments are recognized initially at fair value on the date the derivative is contracted, and are subsequently re-measured at fair value.

The method used to recognize the resulting gain or loss depends on whether or not the derivative is designated as a hedge instrument recording by fair value. If it is, the method depends on the nature of the hedged item. The Company designates certain derivatives as:

(a)    fair value hedge of recognized assets or liabilities or a firm commitment (fair value hedging);

(b)   hedge of a specific risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedging); or

(c)    hedge of a net investment in a foreign operation (net investment hedging).

The Company documents, at the inception of the transaction, the relationship among the hedge instruments and hedged items, as well as the objectives of the risk management and the strategy for hedge operations. The Company also documents its evaluation, both at the inception of the hedge transaction and on a continuing basis, that the derivatives used in hedge operations are highly effective in offsetting changes in the fair value or cash flows of hedged items.

The fair value of derivatives used for hedging purposes is disclosed in Note 19. Changes in "Other comprehensive income" in equity are presented in the statement of comprehensive income. The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is over 12 months; otherwise, it is classified under current assets or liabilities.

(a)     Fair value hedging

Changes in fair value are recognized in the statement of income, in the same line of the hedged asset or liability. A gain or loss related to the non-effective portion is recognized in the statement of income as "other operating revenues (expenses), net."

If the hedge no longer meets the hedge accounting criteria, the adjustment to the book value of a hedged item, calculated using the effective interest method, is amortized to profit or loss through maturity.

The Company has no fair value hedging operations at the end of the reported periods.

(b)     Cash flow hedging

Changes in the fair value of the effective portion are recognized in equity under Other comprehensive income. Gains or losses related to the non-effective portion are immediately recognized in the statement of entries as Gains/losses in derivative operations under Financial result.

When a hedge instrument no longer meets the hedge accounting criteria, or terminates for any reason (expiration, sale or exercise), hedge accounting is prospectively discontinued, and any  cumulative gains or losses existing  in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the new statement.

The Company's cash flow hedging operations are described in Note 19.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c)      Net investment hedging

Hedges of net investments in foreign operations are recognized in a manner similar to cash flow hedging. Gains or losses from the hedge instrument related to the effective portion of the hedge are recognized in equity under Other comprehensive income.  Gains or losses related to the non-effective portion are immediately recognized in the statement of income under Financial result.

When a foreign operation is partially disposed of or sold, cumulative gains and losses recorded in equity are transferred to the statement of income.

The Company had no net investment hedging operations at the end of the reported periods.

(d)     Derivatives not designated as hedge instruments

Derivatives not designated as hedge instruments are classified as current assets or liabilities.

Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of income as Gains/losses in derivative operations  under Financial result.

2.8       Trade accounts receivable

Trade accounts receivable are recorded at the amount billed, adjusted to present value when applicable, less any provision for impairment losses.

2.9       Inventories

Inventories are recognized at lower of the average cost of purchases or production, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.  Imports in transit are recognized at the cumulative cost of each import. The Company has adopted the absorption costing method for its inventories, using the weighted moving average. Provisions for impairment losses of obsolete or slow-moving inventories are accrued whenever management deems necessary.

2.10     Interests in associated companies and other investments

Associated companies are entities over which the Company has significant influence, but not control, with an interest of usually 20% to 50% of the voting rights. Investments in associated companies are accounted for on the equity accounting method, and are initially recognized at cost. The Company's investments in associated companies include the cumulative goodwill on the acquisition, net of impairment losses.

Other investments are recognized at acquisition cost less any provision for adjustment to market value, where applicable.

2.11     Property, plant and equipment

Property, plant and equipment is recognized at cost less cumulative depreciation and impairment losses, where applicable. Cost includes:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

a)      acquisition price, financing charges incurred during construction (Note 17.f), and all other costs necessary to make the asset ready for use;

b)      imputed cost related to the monetary restatement of the property, plant and equipment item in the hyperinflationary period; and

c)      fair value of assets acquired through business combinations.

Costs subsequent to the acquisitions arising from scheduled shutdowns for maintenance and/or replacement of parts, and the corresponding services, are added to the book value of the related asset. Shutdowns occur at scheduled intervals that range from two to six years, and the respective expenses are depreciated through the beginning of the next shutdown.

Rights over tangible assets intended for the maintenance of the activities of the Company and its subsidiaries, derived from financial lease operations, are initially recognized at fair value, and depreciated on a straight-line basis through the lower of the remaining useful life or the contract term.

Asset depreciation is calculated using the straight-line method, so as to allocate the costs over the estimated useful life of the assets, as follows:

  Buildings and improvements                                                              4.12%
  Machinery, equipment, and facilities                                                  6.72%
  Mines and Well                                                                                9.01%
  Furniture and fixtures                                                                       10.36%
  Computing equipment                                                                       20.50%
  Lab / security equipment                                                                    9.88%
  Other                                                                                              17.26%

2.12     Intangible assets

Intangible assets include the following:

(a)  Goodwill

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair value of the assets and liabilities of the acquisition. Goodwill on the acquisition of subsidiaries is recorded as an intangible asset." Negative goodwill (bargain purchase) on an acquisition is recorded as gain in profit or loss for the period, at the acquisition date.

Goodwill is accounted for at cost less any cumulative impairment loss; impairment losses are not reversed.

The Company's goodwill was calculated in accordance with the criteria determined by generally accepted accounting principles in Brazil prior to the adoption of the pronouncements of the CPC, and represents the positive difference between the amount paid and the value of the net assets of the entity acquired at the time. As described in Note 4.2.1, the Company applied the exemption related to the business combinations formed prior to January 1, 2009 and did not re-measure these amounts. These goodwill not been amortized since January 1, 2009 and are tested annually to verify any probable impairment losses.

(b)  Trademarks and patents

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

These include the registered trademarks, and technologies acquired from third parties and in a business combination. They are recognized at acquisition cost and/or fair value less cumulative amortization and impairment losses, where applicable. Trademarks and patents with a finite life are amortized using the straight-line method based on the estimated useful life of the assets (from 15 to 20 years) or over the period of the contract.

Research expenses are recognized in profit or loss as incurred.

(c)  Contractual relationships with clients and suppliers

Contractual relationships with clients and suppliers, acquired in a business combination, are recognized at fair value at the acquisition date. They are recorded at cost less cumulative amortization. Such contractual relationships have a finite life and are amortized using the straight-line method over the period of the contract.

(d)  Software

Software is recognized at cost less cumulative amortization and impairment losses, where applicable. Cost includes the acquisition price and all other costs to make the software ready for use. Software with a finite life is amortized using the straight-line method based on its estimated useful life (from 3 to 10 years) or over the period of the contract. Costs related to software maintenance are recognized as expenses as incurred.

2.13     Impairment of non-financial assets

Assets with an indefinite useful life, such as goodwill, are not amortized and are tested for impairment annually. To test for impairment, goodwill is allocated to each of the acquirer’s cash generating units or groups of cash generating units.

Assets that are amortized are tested for impairment whenever events or changes in circumstances indicate that the assets may be impaired.

An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. To test for impairment, the assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets or group of assets. Impaired non-financial assets, except for goodwill, are assessed to determine whether impairment losses can be reversed at the balance sheet date.

2.14     Other assets

Other assets are stated at realizable amount, plus, where applicable, income earned and monetary variations or, in the case of prepaid expenses, at cost.

2.15     Suppliers

Suppliers consist of amounts payable for goods or services purchased from suppliers in the normal course of business and are stated at the billed amount. Where applicable, this account is recognized at present value, transaction by transaction, based on interest rates that reflect the term, currency and risk of each transaction.

The Company usually calculates the adjustment to present value for payment term in excess of 180 days. The adjustment to present value is calculated base on specific interest rates for each transaction and reflected  as financial expenses. Naphtha is our main raw material, imported by Braskem and that commodity is priced in accordance with Antwerp, Rotterdam and Amsterdam(“ARA”) pricing of the European markets in addition to freights and financial charges for extended payment term.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

2.16     Loans and financing and debentures

Loans and financing are initially stated at fair value and net of transaction costs incurred on the structured operation. Subsequently, they are presented increasing fees and other proportional charges on the incurred period.

The same method adopted for recognition of loans and financing was used for non-convertible debentures.

2.17     Provisions

A provision is recognized in the balance sheet when the Company has a legal, contractual or constructive obligation that has arisen as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount can be estimated reliably.

Provisions for tax, labor and other contingencies are recorded based on external legal advisors’ estimates of probable losses from ongoing proceedings, according legal external advisors of the Company (Note 22).

Contingencies assessed as involving only possible success that have been assumed in business combinations are recognized at fair value at the acquisition date. Subsequently, such contingent liabilities are measured at the higher of amount booked in the business combination and that amount determined under IAS 37.

Provisions are measured at the present value of the estimated expenditure required to settle the obligation, using a pre-tax discount rate that reflects the current market conditions. The increase in the obligation over time is recognized as a financial expense.

2.18     Deferred income tax and social contribution

Deferred income tax and social contribution are calculated on tax loss carryforwards, temporarily non-deductible expenses and temporarily non-taxable income arising from differences between the book and tax

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

bases in accordance with the liability method. Income tax and social contribution of the Company and its subsidiaries in Brazil are calculated at the rate of 25% and 9%, respectively.

Deferred tax assets are recognized to the extent it is probable that sufficient taxable profit will be available in the coming years to allow the benefit of part or all of that deferred tax assets to be utilized, based on projections of profits using internal assumptions and future economic scenarios.  The carrying amount of deferred tax assets is periodically reviewed and the effects, including realization or settlement effects, are reflected based on the applicable tax laws.

Deferred income tax and social contribution are recognized using the liability method for temporary differences between the tax bases of assets and liabilities and the consolidated financial statement carrying amounts. However, deferred tax is not recognized if the tax arises from the initial recognition of an asset or a liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit. Deferred income tax and social contribution are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred tax assets are recognized only if it is probable that there will be sufficient future taxable profit against which the temporary differences can be utilized.

Deferred tax assets and liabilities can be offset when there is the legal right to settle on a net basis and they are levied by the same taxing authority on the same entity or different entities that intend to realize the asset and settle the liability at the same time.

Current income tax and social contribution are calculated based on tax laws that have been enacted or substantively enacted at the balance sheet date in the countries in which the Company’s subsidiaries and associated companies operate and generate taxable profit. Management periodically assesses the data reported by the Company in its income tax returns to look for situations which, under prevailing tax regulation, are subject to interpretation.  Provisions are recognized where appropriate, based on estimates of the amounts to be paid to the tax authorities.

Tax expenses for the period include current and deferred income tax and social contribution. Income tax and social contribution are recognized in profit or loss; however, if the tax relates to items that are credited or charged directly to equity, the tax is also credited or charged directly to equity.

2.19     Employee benefits – pension plan

Defined benefit plan obligations are the present value of the defined benefit obligation at the balance sheet date, as adjusted for actuarial gains or losses and past service costs, and reduced by the fair value of the plan assets.   The defined benefit obligation is determined annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined based on the expected future payments required to settle the obligation, using the interest rates of public securities, whose maturities approximate the maturities of the related liability.

Actuarial gains and losses, which arise from experience adjustments and changes in actuarial assumptions and exceed 10% of the greater of the fair value of plan assets or plan liabilities, are charged or credited to expenses or income over the expected remaining working lives of the participating employees.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Under a defined contribution plan, the Company pays contributions into a privately-managed fund on a compulsory, contractual or voluntary basis but has no obligation to make further payments. Regular contributions are included in personnel costs (Note 24).

2.20     Contingent assets, legal obligations and judicial deposits

The recognition, measurement and disclosure of contingent assets and legal obligations are made in accordance with CPC 25 and IAS 37, as follows:

i)           Contingent assets – are not recognized on the accounting, unless management considers that a gain is virtually certain or if there are tangible guarantees or unappealable favorable court decisions.

ii)         Legal obligations – arise from tax obligations, whose legality or constitutionality is being challenged in a court of law and regardless of the probability of a successful outcome, are fully recognized in the financial statements.

iii)       Judicial deposits – are included in non-current assets, without offset against the related provisions for contingencies or legal obligations, unless such deposit is legally offsetable against the liability and the company plans to set off such amounts. In such cases, the deposit asset is netted against the related liability.

2.21     Offset of financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally applicable right to offset the recognized amounts, and there is an intention of settling them on a net basis, or of realizing the asset and settling the liability simultaneously.

2.22     Sales revenue recognition

Sales revenue represents the fair value of the consideration received or receivable for sale of goods and services in normal course of business and is recorded on the accrual basis. Revenues are shown net of value-added-tax, returns, rebates and discounts and after eliminating sales within the group.

Revenue arising from the sale of goods is recognized: (i) when the amount of revenue can be measured reliably  and the Company retains neither effective control over the goods sold nor continuing managerial involvement to the degree usually associated with ownership; (ii) the costs incurred or to be incurred in respect of the transaction can be measured reliably; (iii) it is probable that the economic benefits associated with the transaction will flow to the Company; and (iv) all the risks and rewards of ownership have been transferred to the buyer. Sales freight is included in cost of sales.

Braskem's sales are mostly to industrial customers, and lower volume for retailers. Deliveries are made by truck, rail, ship or pipeline and the revenue recognition occurs when the risks and benefits inherent to the products are substantially transferred to the buyer. Based on the experience of the Company, accrued sales returns and discounts have no material impact in the Company´s financial statements and are not estimated or provisioned and there are no loss guarantees related to product performance.

2.23     Dividend distribution

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year-end financial statements, based on the Brazilian Corporation Law and the Company’s bylaws.

The amount related to the mandatory minimum dividend payment is recognized in liabilities under dividends payable because it is considered to be a legal obligation under the Company’s bylaws. The amount of dividends greater than the mandatory minimum dividend, declared by the Company’s management after the reporting period but before the date of authorization to issue the financial statements, is not recorded as a liability, but is shown under the caption “proposed additional dividend” in equity.

2.24     Operating leases

Leases under which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Operating lease payments (net of any incentives received from the lessor) are recognized as an expense in the statement of income over the lease term on a straight-line basis.

2.25     Standards, changes and interpretations of standards that is not yet effective

 Standards, changes and interpretations of current standards that are not yet effective and have not been adopted by the Company and its subsidiaries:

Standards	Term	Requirements
IFRIC 19 Extinguish Financial Liabilities with Equity Instruments	From fiscal years beginning on 07/01/2010

 Extinction of financial liabilities to equity instruments - The standard clarifies the accounting and should be applied when renegotiating terms of a financial liability results in the issuance of an equity instrument by the Company to the lender in order to partially or completely extinguish that debt. This standard will be applied by the Company from January 1, 2011.

a. IFRS 9 b. Financial instruments	c. From fiscal years beginning on 01/01/2013 d. (earlier adoption permitted)

e.         This standard introduces new requirements for classifying and measuring financial assets and is likely to affect the recognition and measurement of financial assets of the Company. The rule does not apply until January 1, 2013 but is available for early adoption.

3                                    Application of Judgment and Critical Accounting Practices

Critical accounting practices are those which: a) are important to show the financial condition and the results of the Company; and (b) require more difficult, subjective or complex rulings on the part of management  frequently resulting in the necessity to make estimates which have an impact on matters that are inherently uncertain. Increases in the number of variables and assumptions that affect the possible future resolution of these uncertainties makes these judgments even more subjective and complex. In the preparation of these financial statements, the Company has adopted variables and assumptions derived from historical experience and various other factors it believes to be reasonable and relevant. Even though these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial condition and result of operations frequently require the use of judgments about the effects of inherently uncertain matters on the book value of the assets and liabilities. The actual results may differ from the estimates under different variables, assumptions or conditions. An understanding of how the Company forms its judgments about future events, including the variables and assumptions used in the estimates, is included in the following comments referring to each critical accounting practice of substantial complexity in the preparation of these financial statements:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

3.1 Deferred income tax and social contribution

The liability method described in CPC 32 and IAS12 is used to account for deferred income tax and social contribution relating to temporary differences between the book values of the assets and liabilities and the respective values for tax purposes. The deferred income tax and social contribution assets are reviewed on each date of the financial statements and reduced by any amount not expected to be realized against future taxable profit. Deferred tax assets and liabilities are calculated using the rates applicable to the taxable profit in the years that these temporary differences will be realized. The future taxable profit could be greater or smaller than the estimates considered when the tax asset is recorded.

The deferred tax assets recognized on income tax and social contribution losses are supported by projections of taxable results presented annually to management. These projections consider the history of profitability of the Company and its subsidiaries and the perspectives of generating sufficient taxable profit to recover the credits in the future.  Deferred tax liabilities of the same tax payment entity are taken into account as a source of recoverability for deferred tax assets, based on the timing of expected reversal.

3.2 Pension plans

Actuarial gains and losses are recognized in the period that they occur and are recorded in the statement of operations.

The Company recognizes the obligation of the employee defined benefit plans and related costs, net of the plan assets, adopting the following practices:

i)        Pension cost is determined by actuaries using the projected unit credit method and the best estimate of management about the expected performance of the plan assets, salary increases and retirement age of employees. The discount rate used to determine the future benefit obligation and is an estimate of the current rate of interest at the date of the balance sheet for a high quality fixed rate investments which matures at the same time as the expected obligations.

ii)      Pension plan assets are valued at market value.

iii)    Plan curtailments are significant alterations to service time expected from the active employees. A net curtailment loss is recognized when the event is probable, and can be estimated, while a net gain is deferred until it is realized.

Various statistics and other factors are used in the accounting for pension benefits in order to anticipate future events for the calculation of the expense and obligation related to the plans. These factors include discount rate, expected return on plan assets and salary increases. Additionally actuaries use subjective factors such as rate of staff turnover, rotation and mortality to estimate these factors. The actuarial assumptions used by the Company could be materially different for the actual result due to changes in economic conditions and the market such as regulatory events, judicial decisions, higher or lower staff turnover or longevity of the participants being shorter or longer (Note 24).

3.3 Derivative financial instruments

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The Company values the derivative financial instruments at their fair value on the date of the financial statements, mainly based on market quotations. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant movements in future rates and interest rates over short periods of time, leading to significant variances in the market value of swaps and other financial instruments. The market value recognized in the financial statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company were to settle the transaction at the date of the financial statements (Note 19).

3.4 Useful life of long-lived assets

The Company recognizes the depreciation of its long-lived assets based on the estimated useful life which in turn is based on industry practices and previous experience and reflects the economic life of the long-lived assets. However, the actual useful life can vary based on the current state of technologies at each unit. The useful life of the long-lived asset also affects the impairment testing.

The Company does not believe that have no indications of material change in the estimates and assumptions used in the calculation or the impairment losses of long-lived assets. However, if the actual results are not consistent with the estimates and assumptions used in the future cash flows estimating the fair value of the assets, the Company could be exposed to losses, which could be significant.

3.5 Valuation of assets and liabilities in business combinations

The Company has entered into certain business combinations, as described in Note 5, in accordance with CPC 15 and IFRS 3 in the case of acquisitions occurring after the transition date to IFRS. The Company has allocated the cost of the entity acquired to the assets acquired and liabilities assumed, on a fair value basis, estimated at the date of acquisition.

Any difference between the cost of the acquisition and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying the tangible and intangible assets and liabilities, valuing such assets and liabilities in determining the remaining useful life. Assumptions used to value those assets and liabilities include estimates of discounted cash flows or discount rates and may result in a difference between the estimated and actual values. the actual results are not consistent with the estimates and assumptions used, the Company could be exposed to losses If, which could be significant.

3.6 Contingencies

The Company is currently involved in numerous legal and administrative processes as described in Note 25. The Company has accrued amounts relating to contingencies when it believes the unfavorable decision, according to the evaluations of external advisors are considered remote. Additionally, the Company recognizes the fair value of the Quattor contingencies assessed as involving possible losses, as required by the rules applicable to business combinations. The Company’s management believes that the evaluations based on the opinion of the external advisors are appropriate, although such accruals could differ from the actual result when realized.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

3.7 – Impairment test for long-lived assets

There are specific rules to test the recoverability of long-lived assets, especially property, goodwill and other intangibles. On the date of each financial statement, the Company makes an analysis to determine if there is evidence that the long-lived assets may not be recoverable. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the greater of: (a) the fair value minus estimated costs of sale; and (b) the value in use. The value in use is measured based on pre-tax discounted cash flows generated by the continuous use of the asset until the end of its useful life.

When the book value exceeds the recoverable amount, the Company recognizes an appropriate provision.

Whether or not there are indications that an asset might not be recovered, the balance of goodwill arising from business combinations and intangible assets with an indefinite useful life are tested for impairment at least once a year as at the date of the financial statements. For this test, the Company uses accepted market practices including discounted cash flows for units with goodwill allocated and compares the book value with the recoverable value of the assets.

Except in the case of goodwill reversal of an impairment loss on assets is permitted. Non financial assets other than goodwill that suffered an impairment are reviewed for potential reversal of impairment at each reporting date.

The recoverability of goodwill is evaluated when facts and circumstances which could result in the necessity to anticipate the annual test are identified. If some fact or circumstance indicates that the recoverability of goodwill is affected, the test is anticipated. In December 2010 the Company tested goodwill for all cash generating units and /or business units representing the lowest level at which goodwill is monitored by management based on projections of expected discounted cash flows and taking into consideration the assumptions about cost of capital, growth rates and adjustments used for perpetuity in the cash flow, methodology for the determination of working capital, investment plan and economic long-term financial forecast.

The impairment review process is subjective and requires significant judgment in performing the analysis. The evaluation of cash generating units and/or business units of the Company based on projected cash flows could be negatively affected, mainly if it does not take into account an eventual deterioration of the petrochemical market, significant drop in the world petrochemical spreads, suspension of activities at the Company’s industrial plants or relevant changes in the economy of financial markets that result in a perception of risk of reduction in liquidity and capacity to refinance.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

4. First Time Adoption of IFRS

4.1 Transition of accounting practices

The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements to be prepared in conformity with the CPC and IFRS. The Company applied the CPC 37 (R1) and CPC 43 (R1) and IFRS 1 in the preparation of these consolidated financial statements.

The financial statements of the parent company for the year ended December 31, 2010 are the first separate annual financial statements to conform with the CPCs. The Company applied CPC 37 (R1) and CPC 43(R1) in the preparation of these separate financial statements.

The transition date is January 1, 2009. The Company’s management prepared the opening balance sheet, following the CPCs and IFRS for that date.

4.2 Exemptions and exceptions in the transition of accounting practices

Braskem opted to apply the following exemptions and exceptions relating to retrospective application provided for CPC 37 (R1) and IFRS 1 in the preparation of the opening balance sheet.

4.2.1 Retrospective application exemptions

(i) Business combinations

CPC 37 (R1) and IFRS 1 give the option to apply CPC15 and IFRS 3 prospectively from the date of transition or at a specific date before the transition date. This option excluded the obligation to apply business combination accounting rules retrospectively to combinations prior to the date of transition. The Company applied this exemption and did not restate the business combinations that occurred before January 1, 2009.

 (ii) Employee benefits

The Company opted to recognize in Retained earnings all cumulative past actuarial gains and losses at January  1, 2009  for all of the defined benefit pension plans.

(iii)             The following optional exemptions prescribed in the standards mentioned above do not apply to the Company:

•         Cumulative translation adjustments under CPC 02 (R2) and IAS 21 that has already been applied by the Company since January 1, 2009;

•         Exemption for leases CPC 06 (R1) and IAS 17 is not relevant to the Company’s operations;

•         Share-based payments CPC 10 (R1) and IFRS 2 were already aligned as regards these transactions, since January 1, 2009;

•         The standards relating to compound financial instruments because Braskem did not have a balance relating to this type of financial instrument at the date of transition to IFRS.

•         The standards relating to site restoration liabilities included in the cost of land, buildings and equipment. Braskem did not have this type of liability at the date of transition; and

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•         Financial assets or intangible assets accounted for in accordance with ICPC 01 and IFRIC 12. Braskem did not have contracts within the scope of these standards.

4.2.2 Retrospective application exceptions

(i)                 Hedge accounting

Management has used hedge accounting since January 1, 2009 only in cases where the hedging relationship meets the criteria prescribed in CPC 38 and IAS 39. At the date of transition, the Company had derivatives designated as cash flow hedges that qualified for hedge accounting (Note 19).

(ii)               Estimates

The estimates in accordance with CPCs and IFRS on January 1, 2009 were consistent with the previous accounting practices adopted by the Company.

(iii)             Others

The following remaining retrospective application exceptions are not applicable to the Company

•         De-recognition of financial assets and liabilities; and

•         Participation of non-controlling shareholders in subsidiaries.

4.3 Reconciliation between BR GAAP and CPCs and IFRS

CPC 37 (R1) and IFRS 1 require that the Company prepare a reconciliation of equity at the date of transition and as of December 31, 2009 as well as of the statements of income, comprehensive income and cash flows for the year ended December 31, 2009.

The following tables present the reconciliation of the consolidated financial statements and parent company for the detailed balance sheet and other statements for December 31, 2009.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

4.3.1. Reconciliation of opening balance sheet

a)        Parent Company

		December 31, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjusted to
Assets	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Current assets
Cash and cash equivalents	(j.iv)	2,262,804	-	31,320	2,294,124
Available for sale		261,453	-	-	261,453
Held for trading	(j.iv)	204,936	-	(31,320)	173,616
Trade accounts receivable	(j.i)	1,040,212	-	362,418	1,402,630
Inventories	(j.v)	1,769,798	-	(222,633)	1,547,165
Taxes recoverable		482,494	-	-	482,494
Dividends and interest on capital		3,736	-	-	3,736
Deferred income tax and social contribution	(j.ii)	55,972	-	(55,972)	-
Prepaid expenses		22,085	-	-	22,085
Other accounts receivables		120,518	-	-	120,518
		6,224,008	-	83,813	6,307,821
Non-current assets
Held to maturity		15,811	-	-	15,811
Hedge accounting transactions		5,334	(5,334)	-	-
Trade accounts receivable		58,343	-	-	58,343
Inventories	(j.v)	29,273	-	(29,273)	-
Taxes recoverable		1,253,889	-	-	1,253,889
Deferred income tax and social contribution	(i)	963,514	-	113,165	1,076,679
Judicial deposits	(j.iii)	147,327	(3,816)	70,022	213,533
Related parties		70,054	-	-	70,054
Other accounts receivable		67,770	9,150	-	76,920
Investments in subsidiaries	(a) e (g)	518,907	-	(107,260)	411,647
Investment in associated companies	(a)	20,686	-	115,991	136,677
Other investments		6,575	-	-	6,575
Property, plant and equipment	(c), (h) e (j.v)	9,850,672	-	977,781	10,828,453
Intangible assets	(h)	2,329,011	-	(17,000)	2,312,011
Deferred charges	(e)	70,980	-	(70,980)	-
		15,408,146	-	1,052,446	16,460,592

Total assets		21,632,154	-	1,136,259	22,768,413

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		January 1, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjustedto
Assets	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Current assets
Cash and cash equivalents		2,199,862	-	-	2,199,862
Available for sale		331,452	-	-	331,452
Held to maturity		187,446	-	-	187,446
Trade accounts receivable	(j.i)	888,129	-	1,138,972	2,027,101
Inventories	(j.v)	2,719,252	-	(244,975)	2,474,277
Taxes recoverable		582,385	-	-	582,385
Dividends and interest on capital		7,162	-	-	7,162
Deferred income taxand social contribution	(j.ii)	55,972	-	(55,972)	-
Prepaid expenses		65,187	-	-	65,187
Other receivable		114,805	-	-	114,805
		7,151,652	-	838,025	7,989,677
Non-current assets
Held to maturity		9,717	-	-	9,717
Trade accounts receivable		46,666	-	-	46,666
Inventories	(j.v)	20,637	-	(20,637)	-
Taxes recoverable		1,197,710	-	-	1,197,710
Deferred income taxand social contribution	(i)	640,008	-	613,923	1,253,931
Judicial deposits	(j.iii)	110,540	(20,045)	72,937	163,432
Related parties		84,055	-	-	84,055
Other accounts receivable		44,786	20,045	-	64,831
Investments in subsidiaries	(a) e (g)	476,973	-	(95,555)	381,418
Investment in associated companies	(a)	23,044	-	104,286	127,330
Other investments		11,770	-	-	11,770
Property, plant and equipment	(c), (e) e (j.v)	10,123,154	-	884,309	11,007,463
Intangible assets	(d)	2,315,626	-	(25,120)	2,290,506
Deferred charges	(e)	107,447	-	(107,447)	-
		15,212,133	-	1,426,696	16,638,829

Total assets		22,363,785	-	2,264,721	24,628,506

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		January 1, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjusted to
Liabilities andequity	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Current liabilities
Suppliers		4,690,339	12,731	-	4,703,070
Loans and financing	(j.i)	2,111,953	-	1,138,972	3,250,925
Debentures		26,276	-	-	26,276
Payroll and social charges		206,202	-	-	206,202
Taxes payable		101,214	-	-	101,214
Dividends and interest on capital		6,604	-	-	6,604
Advances from customers		44,564	34,346	-	78,910
Other provisions		17,395	-	-	17,395
Other accounts payable		102,864	(47,077)	-	55,787
		7,307,411	-	1,138,972	8,446,383
Non-current liabilities
Suppliers		18,675	-	-	18,675
Loans and financing		9,000,602	-	-	9,000,602
Debentures		800,000	-	-	800,000
Taxes payable	(j.iii)	1,221,668	-	64,110	1,285,778
Related parties		115,819	-	-	115,819
Long-term incentives		10,453	-	-	10,453
Deferred income taxand social contribution	(i)	9,975	-	156,824	166,799
Private pension plans	(f)	16,307	-	80,828	97,135
Allowance for losses in subsidiaries	(b)	-	-	17,458	17,458
Other provisions	(j.iii)	116,636	-	8,827	125,463
Other accounts payable	(g)	66,383	-	(11,870)	54,513
		11,376,518	-	316,177	11,692,695
Equity
Capital		5,375,802	-	-	5,375,802
Capital reserves		407,964	(11,900)	-	396,064
Other comprehensive income	(c)	(102,100)	-	463,921	361,821
Accumulated deficit		(2,001,810)	11,900	345,651	(1,644,259)
		3,679,856	-	809,572	4,489,428

Total liabilities andequity		22,363,785	-	2,264,721	24,628,506

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

b)        Consolidated

		January 1, 2009
			BRGAAP	Cetrel	RPR		Consolidated
		Consolidated	reclassifications	Desconsolidation	proportional	GAAP	adjusted to
Assets	Note (4.4)	BR GAAP	(4.5)	(4.4.a)	consolidation (4.4.b)	adjustments	CPCs andIFRS

Current assets
Cash and cash equivalents		2,429,717	-	(17,812)	1,844	-	2,413,749
Available for sale		331,452	-	-	-	-	331,452
Held to maturity		187,446	-	-	-	-	187,446
Trade accounts receivable	(j.i)	996,187	-	(9,455)	904	1,138,972	2,126,608
Inventories	(j.v)	2,948,096	-	(1,885)	7,970	(244,975)	2,709,206
Taxes recoverable		610,712	-	(1,754)	3,324	-	612,282
Deferred income tax and social contribution	(j.ii)	59,555	-	(416)	-	(59,139)	-
Prepaid expenses		65,840	-	(136)	56	-	65,760
Other accounts receivables		123,076	-	3	5	-	123,084
		7,752,081	-	(31,455)	14,103	834,858	8,569,587
Non-current assets
Held to maturity		11,550	-	(1,833)	-	-	9,717
Trade accounts receivable		47,129	-	-	-	-	47,129
Inventories	(j.v)	20,637	-	-	-	(20,637)	-
Taxes recoverable		1,201,816	-	-	-	-	1,201,816
Deferred income tax and social contribution	(i)	654,463	-	(9,984)	-	617,090	1,261,569
Judicial deposits	(j.iii)	120,143	(20,211)	(5,293)	-	72,940	167,579
Related parties		45,880	-	73	-	-	45,953
Other accounts receivable		46,101	20,211	-	44	-	66,356
Investments in subsidiaries	(a)	-	-	104,286	-	(104,286)	-
Investment in associated companies	(a)	23,044	-	-	-	104,286	127,330
Other investments		13,742	-	(170)	130	-	13,702
Property, plant and equipment	(c), (e) e (j.v)	10,278,401	-	(80,269)	11,579	884,309	11,094,020
Intangible assets	(d) e (e)	2,378,707	-	(11,992)	-	(24,828)	2,341,887
Deferred charges	(e)	108,248	-	(509)	-	(107,739)	-
		14,949,861	-	(5,691)	11,753	1,421,135	16,377,058

Total assets		22,701,942	-	(37,146)	25,856	2,255,993	24,946,645

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		January 1, 2009
			BRGAAP	Cetrel	RPR		Consolidated
		Consolidated	reclassifications	Desconsolidation	proportional	GAAP	adjusted to
Liabilities and equity	Note (4.4)	BR GAAP	(4.5)	(4.4.a)	consolidation (4.4.b)	adjustments	CPCs andIFRS

Current liabilities
Suppliers		4,906,747	12,731	(2,292)	3,572	-	4,920,758
Loans and financing	(j.i)	2,119,995	-	(4,611)	25,107	1,138,972	3,279,463
Debentures		26,276	-	-	-	-	26,276
Hedge accounting transactions		31,531	-	-	-	-	31,531
Payroll and social charges		218,052	-	(3,450)	483	-	215,085
Taxes payable		105,606	-	(1,081)	733	-	105,258
Deferred income tax and social contribution		247	-	(247)	-	-	-
Dividends and interest on capital		6,604	-	-	104	-	6,708
Advances from customers		49,015	37,520	(399)	-	-	86,136
Other provisions		19,831	-	(1,078)	116	-	18,869
Other accounts payable		121,300	(50,251)	(2,939)	196	-	68,306
		7,605,204	-	(16,097)	30,311	1,138,972	8,758,390
Non-current liabilities
Suppliers		18,675	-	-	-	-	18,675
Loans and financing		9,039,821	-	(9,880)	-	-	9,029,941
Debentures		800,000	-	-	-	-	800,000
Hedge accounting transactions		77,913	-	-	-	-	77,913
Taxes payable	(j.iii)	1,231,236	-	(5,306)	-	64,113	1,290,043
Long-termincentives		10,453	-	-	-	-	10,453
Deferred income tax and social contribution	(i)	23,302	-	(5,184)	-	156,824	174,942
Private pension plans	(f)	20,041	-	-	12,905	80,828	113,774
Allowance for losses in subsidiaries	(b)	-	-	-	(17,458)	17,458	-
Other provisions	(j.iii)	117,876	-	(453)	98	8,827	126,348
Other accounts payable	(g)	77,565	-	(226)	-	(20,601)	56,738
		11,416,882	-	(21,049)	(4,455)	307,449	11,698,827
Equity
Capital		5,375,802	-	-	-	-	5,375,802
Capital reserves		396,064	-	-	-	-	396,064
Other comprehensive income	(c)	(102,100)	-	-	-	463,921	361,821
Accumulated deficit		(1,989,910)	-	-	-	345,651	(1,644,259)
		3,679,856	-	-	-	809,572	4,489,428

Total liabilities and equity		22,701,942	-	(37,146)	25,856	2,255,993	24,946,645

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

c)        Reconciliation of the opening balance equity

			January 1, 2009
	Note (4.4)	Parent Company	Consolidated

Equity - BRGAAP		3,679,856	3,679,856
Adjustment for proportional consolidation of RPR	(b)	(17,458)	(17,458)
Additional price-level restatement of property, plant and equipment	(c)	618,562	618,562
Reversal of capitalized research and development expenses	(d)	(25,121)	(25,121)
Reversal of deferred charges	(e)	(107,311)	(107,311)
Benefits of pension plan with defined benefit	(f)	(80,828)	(80,828)
Reversal of negative goodwill balances	(g)	20,601	20,601
Deferred income tax on adjustments of practices	(i)	(103,509)	(103,509)
Recording of deferred income tax on tax loss - over 10 years	(i)	502,024	502,024
Recording of deferred income tax on goodwill of subsidiaries - over 10 years	(i)	2,612	2,612
Consolidated equity adjusted to CPCs and IFRS		4,489,428	4,489,428

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

4.3.2. Reconciliation of financial statements

a)        Parent Company

		December 31, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjusted to
Assets	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Current assets
Cash and cash equivalents	(j.iv)	2,262,804	-	31,320	2,294,124
Available for sale		261,453	-	-	261,453
Held for trading	(j.iv)	204,936	-	(31,320)	173,616
Trade accounts receivable	(j.i)	1,040,212	-	362,418	1,402,630
Inventories	(j.v)	1,769,798	-	(222,633)	1,547,165
Taxes recoverable		482,494	-	-	482,494
Dividends and interest on capital		3,736	-	-	3,736
Deferred income tax and social contribution	(j.ii)	55,972	-	(55,972)	-
Prepaid expenses		22,085	-	-	22,085
Other accounts receivables		120,518	-	-	120,518
		6,224,008	-	83,813	6,307,821
Non-current assets
Held to maturity		15,811	-	-	15,811
Hedge accounting transactions		5,334	(5,334)	-	-
Trade accounts receivable		58,343	-	-	58,343
Inventories	(j.v)	29,273	-	(29,273)	-
Taxes recoverable		1,253,889	-	-	1,253,889
Deferred income tax and social contribution	(i)	963,514	-	113,165	1,076,679
Judicial deposits	(j.iii)	147,327	(3,816)	70,022	213,533
Related parties		70,054	-	-	70,054
Other accounts receivable		67,770	9,150	-	76,920
Investments in subsidiaries	(a) e (g)	518,907	-	(107,260)	411,647
Investment in associated companies	(a)	20,686	-	115,991	136,677
Other investments		6,575	-	-	6,575
Property, plant and equipment	(c), (h) e (j.v)	9,850,672	-	977,781	10,828,453
Intangible assets	(h)	2,329,011	-	(17,000)	2,312,011
Deferred charges	(e)	70,980	-	(70,980)	-
		15,408,146	-	1,052,446	16,460,592

Total assets		21,632,154	-	1,136,259	22,768,413

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		December 31, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjusted to
Liabilities andequity	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Current liabilities
Suppliers		3,311,103	15,575	-	3,326,678
Loans and financing	(j.i)	1,518,159	-	362,418	1,880,577
Debentures		316,729	-	-	316,729
Hedge accounting and derivatives transactions		10,805	27,108	-	37,913
Salaries and social charges		258,419	-	-	258,419
Taxes payable		1,160,990	-	-	1,160,990
Dividends and interest on capital		2,861	-	-	2,861
Advances from customers		28,444	37,990	-	66,434
Other provisions		30,748	-	-	30,748
Other accounts payable		86,067	(80,673)	-	5,394
Related parties		66,798	-	-	66,798
		6,791,123	-	362,418	7,153,541
Non-current liabilities
Suppliers		23,140	-	-	23,140
Loans and financing		7,427,865	-	-	7,427,865
Debentures		500,000	-	-	500,000
Taxes payable	(j.iii)	1,211,954	-	61,195	1,273,149
Related parties		11,397	-	-	11,397
Long-term incentives		7,709	-	-	7,709
Deferred income tax and social contribution	(i)	848,823	-	249,768	1,098,591
Private pension plans	(f)	23,207	-	73,341	96,548
Allowance for losses in subsidiaries	(b)	1,969	-	1,829	3,798
Other provisions	(j.iii)	121,892	-	8,827	130,719
Other accounts payable	(g)	70,587	-	(7,275)	63,312
		10,248,543	-	387,685	10,636,228
Equity
Capital		5,473,181	-	-	5,473,181
Capital reserves		416,675	-	-	416,675
Other comprehensive income	(c)	(66,177)	-	381,015	314,838
Treasury stock	(h)	(11,932)	-	1,556	(10,376)
Accumulated deficit		(1,219,259)	-	3,585	(1,215,674)
		4,592,488	-	386,156	4,978,644

Total liabilities andequity		21,632,154	-	1,136,259	22,768,413

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		December 31, 2009
			BRGAAP		Parent Company
		Parent Company	reclassifications	GAAP	adjusted to
Statement of operations	Note (4.4)	BR GAAP	(4.5)	adjustments	CPCs

Net sales	(j.vi)	13,903,577	687,805	10,684	14,602,066
Cost of sales and services rendered	(c), (d), (e), (h)	(11,515,337)	(642,067)	(46,091)	(12,203,495)
Gross profit		2,388,240	45,738	(35,407)	2,398,571

Income (expenses)
Selling		(203,769)	(47,062)	-	(250,831)
Distribution		(284,238)	(16,497)	-	(300,735)
General and administrative	(e) e (g)	(528,864)	(87,201)	31,314	(584,751)
Research and development		(49,975)	(10,923)	-	(60,898)
Equity in the results of investees	(b)	(61,577)	-	15,629	(45,948)
Business combination	(h)	-	-	102,051	102,051
Depreciation and amortization	(e) e (g)	(115,945)	115,945	-	-
Other operating expenses (income), net	(f), (h), (e), (j.vi)	5,118	-	1,769	6,887

Operating income		1,148,990	-	115,356	1,264,346

Financial income (expenses)
Financial expenses		641,495	-	-	641,495
Financial income		(156,887)	-	-	(156,887)
		484,608	-	-	484,608

Profit before income tax andsocial contribution		1,633,598	-	115,356	1,748,954

Income taxand social contribution - current		(340,079)	-	-	(340,079)
Income taxand social contribution - deferred	(i)	(525,727)	-	(484,657)	(1,010,384)
		(865,806)	-	(484,657)	(1,350,463)

Net income for the year		767,792	-	(369,301)	398,491

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

b)        Consolidated

		December 31, 2009
			BRGAAP		Proportional		Consolidated
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	adjusted to
Assets	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	CPCs and IFRS

Current assets
Cash and cash equivalents	(j.iv)	2,663,642	-	(32,994)	21,100	31,320	2,683,068
Available for sale		261,884	-	-	-	-	261,884
Held to maturity	(j.iv)	204,936	-	-	-	(31,320)	173,616
Trade accounts receivable	(j.i)	1,297,090	-	(6,533)	13,492	362,418	1,666,467
Inventories	(j.v)	1,919,124	-	(1,818)	27,082	(222,633)	1,721,755
Recoverable taxes		505,854	-	(3,262)	3,706	-	506,298
Deferred income and social contribution taxes	(j.ii)	59,164	-	(412)	-	(58,752)	-
Prepaid expenses		22,295	-	-	-	-	22,295
Other accounts receivable		113,336	-	(236)	172	-	113,272
		7,047,325	-	(45,255)	65,552	81,033	7,148,655
Non-current assets
Held to maturity		17,787	-	(1,976)	-	-	15,811
Hedge accounting transactions and other derivatives		5,334	(5,334)	-	-	-	-
Trade accounts receivable		58,783	-	-	-	-	58,783
Inventories	(j.v)	29,273	-	-	-	(29,273)	-
Recoverable taxes		1,259,801	-	-	-	-	1,259,801
Deferred income and social contribution taxes	(i)	973,419	-	(8,560)	-	115,945	1,080,804
Judicial deposits	(j.iii)	154,592	(3,984)	(5,953)	103	73,011	217,769
Related parties		100,725	-	-	-	-	100,725
Other accounts receivable		69,228	9,318	-	44	-	78,590
Investments in subsidiaries	(a)	-	-	115,991	-	(115,991)	-
Investments in associated companies	(a)	20,686	-	-	-	115,991	136,677
Other investments		8,620	-	(15)	-	-	8,605
Property, plant and equipment	(c), (h) e (j.v)	10,044,161	-	(87,740)	13,476	977,781	10,947,678
Intangible assets	(h) e (e)	2,335,955	-	(1,332)	-	(16,764)	2,317,859
Deferred charges	(e)	71,618	-	(402)	-	(71,216)	-
		15,149,982	-	10,013	13,623	1,049,484	16,223,102

Total assets		22,197,307	-	(35,242)	79,175	1,130,517	23,371,757

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		December 31, 2009
			BRGAAP		Proportional		Consolidated
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	adjusted to
Liabilities and equity	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	CPCs and IFRS

Current liabilities
Suppliers		3,823,451	15,584	(2,648)	22,396	-	3,858,783
Loans and financing	(j.i)	1,504,063	-	(5,055)	29,068	362,418	1,890,494
Debentures		316,729	-	-	-	-	316,729
Hedge accounting transactions and other derivatives		52,559	27,108	-	-	-	79,667
Payroll and social charges		270,029	-	(4,231)	1,890	-	267,688
Taxes payable		1,171,508	-	(2,561)	6,725	-	1,175,672
Dividends and interest on capital		2,863	-	(3)	34	-	2,894
Advances from clients		29,829	37,990	(431)	-	-	67,388
Other provisions		30,748	-	-	178	-	30,926
Other accounts payable		104,702	(80,682)	(1,053)	1,868	-	24,835
		7,306,481	-	(15,982)	62,159	362,418	7,715,076
Non-current liabilities
Suppliers		23,229	-	-	-	-	23,229
Loans and financing		7,439,293	-	(10,164)	5,810	-	7,434,939
Debentures		500,000	-	-	-	-	500,000
Hedge accounting transactions		31,579	-	-	-	-	31,579
Taxes payable	(j.iii)	1,218,485	-	(5,521)	-	64,184	1,277,148
Long-term incentive		7,709	-	-	-	-	7,709
Deferred income and social contribution taxes	(i)	848,839	-	-	-	249,768	1,098,607
Private pension plans	(f)	23,208	-	-	12,841	73,341	109,390
Provision for investment losses in subsidiaries	(b)	-	-	-	(1,829)	1,829	-
Other provisions	(j.iii)	123,097	-	-	194	8,827	132,118
Other accounts payable	(g)	82,899	-	(3,575)	-	(16,006)	63,318
		10,298,338	-	(19,260)	17,016	381,943	10,678,037
Equity
Capital		5,473,181	-	-	-	-	5,473,181
Capital reserves		416,675	-	-	-	-	416,675
Other comprehensive income	(c)	(66,176)	-	-	-	381,014	314,838
Treasury stock	(h)	(11,932)	-	-	-	1,556	(10,376)
Accumulated losses		(1,219,260)	-	-	-	3,586	(1,215,674)
		4,592,488	-	-	-	386,156	4,978,644

Total liabilities and equity		22,197,307	-	(35,242)	79,175	1,130,517	23,371,757

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Statement of operations

		December 31, 2009
			BRGAAP		Proportional		Consolidated
		Consolidated	reclassifications	Desconsolidation	consolidation	GAAP	adjusted to
	Note (4.4)	BR GAAP	(4.5)	Cetrel (4.4.a)	RPR (4.4.b)	adjustments	CPCs and IFRS

Net sales	(j.vi)	15,248,336	727,296	(45,528)	195,265	10,701	16,136,070
Cost of sales	(c), (d), (e), (h)	(12,664,816)	(681,522)	26,862	(163,692)	(46,528)	(13,529,696)
Gross profit		2,583,520	45,774	(18,666)	31,573	(35,827)	2,606,374

Operating income (expenses)
Selling		(251,358)	(47,876)	1,375	(988)	-	(298,847)
Distribution		(284,238)	(16,497)	-	-	-	(300,735)
General and administrative	(e) e (g)	(586,069)	(94,195)	6,803	(6,218)	31,369	(648,310)
Research and development		(52,196)	(10,923)	-	-	-	(63,119)
Equity in the results of investees	(b)	(12,086)	-	10,294	(10,649)	15,629	3,188
Profitable purchase - business combination	(h)	-	-	-	-	102,051	102,051
Depreciation and amortization	(e) e (g)	(123,717)	123,717	-	-	-	-
Other operating income (expenses), net	(f), (h), (e), (j.vi)	1,586	-	(168)	153	2,134	3,705

Operating income		1,275,442	-	(362)	13,871	115,356	1,404,307

Financial income (expenses)
Financial expenses		693,991	-	1,695	(10,247)	-	685,439
Financial income		(327,972)	-	(3,957)	599	-	(331,330)
		366,019	-	(2,262)	(9,648)	-	354,109

Profit before income tax and social contribution		1,641,461	-	(2,624)	4,223	115,356	1,758,416

Income taxand social contribution - current		(350,628)	-	1,300	(4,223)	-	(353,551)
Income taxand social contribution - deferred	(i)	(523,041)	-	1,324	-	(484,657)	(1,006,374)
		(873,669)	-	2,624	(4,223)	(484,657)	(1,359,925)

Net income for the year		767,792	-	-	-	(369,301)	398,491

Attributable to:
Company's shareholders		767,792	-	-	-	(369,301)	398,491
Non-controlling interest		-	-	-	-	-	-
		767,792	-	-	-	(369,301)	398,491

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Statement of comprehensive income

		Year ended December 31, 2009
		Consolidated and		Consolidated
		Parent Company	Adjustments and	Parent Company
	Note	BR GAAP	reclassifications	CPCs andIFRS

Net income for the year		767,792	(369,301)	398,491

Other comprehensive income:
Fair value variation in financial assets		(10,722)	-	(10,722)
Fair value of cash flow hedges, net of taxes		42,794	-	42,794
Deferred income taxand social contribution - effects on other comprehensive		3,851	-	3,851
Total other comprehensive income		35,923	-	35,923

Comprehensive income for the period attributable to shareholders'		803,715	(369,301)	434,414

No comprehensive income was presented in BR GAAP, and therefore the above reconciliation starts with the net income for the year.

c)        Reconciliation of equity at 12/31/2009

		December 31, 2009
		Consolidated and Parent Company
	Note (4.4)	Shareholders' equity	Net income

Equity -BRGAAP		4,592,488	767,792
Adjustment of proportional consolidation - RPR	(b)	(1,829)	15,629
Additional price-level restatement of property, plant and equipment	(c)	577,296	(41,266)
Reversal of capitalized research and development expenses	(d)	-	25,121
Reversal of deferred charges	(e)	(70,980)	36,330
Pension plan benefits - Defined benefit	(f)	(73,341)	7,487
Reversal of negative goodwill balances	(g)	16,006	(4,595)
Business combination - Triunfo	(h)	95,206	93,650
Write-off of goodwill - Triunfo Business Combination	(h)	(17,000)	(17,000)
Deferred income tax - IFRS Adjustments	(i)	(141,546)	17,636
Recording of deferred income on tax losses - over 10 years	(i)	-	(502,024)
Recording of deferred income tax on goodwill of subsidiaries - over 10 years	(i)	2,344	(269)
Equity - Adjusted by CPCs and IFRS		4,978,644	398,491

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

d)        Cash flow reconciliation

		December 31, 2009
	Nota (4.4)	Consolidated BR GAAP	RPR proportional consolidation and Cetrel Desconsolidation	Practice Adjustments	Consolidated adjstementedto CPC's andIFRS

Net income before income taxand social contribution		1,641,461	1,599	115,356	1,758,416
Adjustments ro reconcile net income (loss)		144,546	(95,467)	(124,869)	(75,790)
Variation of assets and liabilities		(420,844)	85,962	(766,426)	(1,101,308)
Cash provided by operating activities		1,365,163	(7,906)	(775,939)	581,318
Cash provided by investing activities	(h)	(842,934)	4,901	30,706	(807,327)
Cash provided by financing activities		(288,304)	7,079	776,553	495,328
Net cash providedin the period		233,925	4,074	31,320	269,319

Cash at the begining of the period		2,429,717	(15,968)	-	2,413,749
Cash at the end of the period	(j.iv)	2,663,642	(11,894)	31,320	2,683,068
Net cash providedin the period		233,925	4,074	31,320	269,319

Breakdown of adjustments to reconcile the cash flow presentation:

	Note (4.4)	Adjustments to effect the Cash flow	Reclassifications to effect the Cash flow	Total

Net income adjustedbefore income tax andsocial contribution
Bargain purchase	(h)	102,051	-	102,051
Depreciation - Triunfo (*)	(h)	(4,315)	-	(4,315)
Inventories realization of capital gains - Triunfo	(h)	(4,086)	-	(4,086)
Write off of negative goodwill	(h)	(17,000)	-	(17,000)
Negative goodwill reversion (*)	(g)	(4,595)	-	(4,595)
Depreciation of additional indexation of property, plant and equipment (*)	(c)	(41,266)	-	(41,266)
Actuarial gain/loss	(f)	7,487	-	7,487
Reversal in amortization of the capitalized interest on researchs and development (*)	(d)	25,121	-	25,121
Deferred amortization reversal (*)	(e)	36,330	-	36,330
Provision for loss on jointly controlled company	(b)	15,629	-	15,629
		115,356	-	115,356

Adjustments to reconcile net income
Depreciation and amortization of the period	(*)	(11,275)	-	(11,275)
Equity investees	(b)	(15,629)	-	(15,629)
Bargain purchase	(h)	(102,051)	-	(102,051)
Others	(h)	4,086	-	4,086
		(124,869)	-	(124,869)

Variação dos ativos e passivos
Held for trading	(j.iv)	-	31,320	31,320
Trade accounts receivable	(j.i)	-	(776,553)	(776,553)
Inventories	(j.v)	-	(13,706)	(13,706)
Other accounts payable	(f)	(7,487)	-	(7,487)
		(7,487)	(758,939)	(766,426)

Cash used in investing activities
Goodwill write-off	(h)	17,000	-	17,000
Additions to property, plant and equipment	(j.v)	-	13,706	13,706
		17,000	13,706	30,706

Cash used in financial activities
Short termdebt capture	(j.i)	-	776,553	776,553
		-	776,553	776,553

(*) Adjustments on depreciation and reversal of the amortization that effects the net income of the period.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

4.4  Notes to the reconciliation between BR GAAP and CPCs and IFRS

a)                 Investment in associated companies

CPC 18 and IAS28 establish that an investment over which the investor has significant influence without exercising any form of individual or joint control should be classified as an associate and recorded in the financial statements on the equity method.

The Company has classified Cetrel as a jointly-controlled investee and its financial statements were proportionally consolidated. However, upon the application of CPC 18 and IAS 28, Cetrel became classified as an associate and recorded in the financial statements on the equity method.

On December 31, 2009, Braskem held 53,66% of Cetrel’s interests (54,24% on December 31, 2008). Despite this participation, the Company cannot guarantee the permanent nomination of most members of the board (body responsible for setting the general business of Cetrel). The board has five members, including two appointed by a minority shareholder. Of the three remaining board, one is appointed by other minority shareholders, as stipulated in the Corporations Act, while Braskem appoints the other two board members. Therefore Braskem does not have control over Cetrel.

In the opening balance sheet and at December 31, 2009, the balance of Cetrel was reclassified from investments in Subsidiaries to investments in associates in the amount of R$104,286 and R$115,991 respectively.

The Company's consolidated financial statements were affected by the deconsolidation of Cetrel whose balance sheets and income statement are as follows:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Balance sheet	2009	2008		2009	2008
Assets			Liabilities andEquity
Current assets			Current liabilities
Cash and cash equivalents	61,486	32,838	Suppliers	6,478	4,745
Trade accounts receivable	13,717	17,950	Loans and financing	9,421	8,501
Inventories	3,388	3,476	Salaries and social charges	7,884	6,360
Taxes recoverable	6,078	3,233	Taxes payable	4,773	1,993
Deferred taxes	767	767	Deferred taxes	-	456
Prepaid expenses	-	250	Dividends and interest on capital	5	1,637
Related parties	-	1,472	Advances from customers	804	735
Other accounts receivable	447	166	Other provisions and accounts payable	1,962	7,407
	85,883	60,152		31,327	31,834
Non-current assets
Held to maturity	3,682	3,380	Non-current liabilities
Deferred taxes	15,952	18,406	Loans and financing	18,941	18,215
Judicial deposits	11,094	9,757	Taxes payable	10,289	9,782
Other investments	28	314	Deferred taxes	-	9,557
Property, plant and equipment	146,726	147,984	Other accounts payable	6,662	1,388
Intangible assets	2,482	2,237		35,892	38,942
Deferred charges	749	939
	180,713	183,017	Equity	199,377	172,393

Total assets	266,596	243,169	Total liabilities andequity	266,596	243,169

Statement of operations	2009

Net sales	102,133
Cost of services provided	(67,571)
Gross profit	34,562
Operating expenses, net	(15,257)
Financial results	4,190
Profit before income tax and social contribution	23,495
Income tax and social contribution	(4,861)
Net income for the year	18,634

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

b)      Investment in jointly-controlled companies

In accordance with IAS 31, jointly-controlled companies may be recognized either on the proportional consolidation or equity methods. CPC19, however, deals only with proportional consolidation. The investment in the jointly-controlled company RPR was therefore included in the consolidated financial statements of the Company using the proportional consolidation method which requires that assets, liabilities, income and expenses be combined line by line with similar items in the financial statements proportionally to the participation in the total capital of the investee.

The shared management of RPR between Braskem, Ultrapar and Petrobras is provided for the Shareholder Agreement.

In the opening balance sheet and at December 31, 2009, RPR had a net capital deficiency, and consequently, a provision for a loss in the amount of R$ 17,458 and R$ 1,829 respectively.

The financial statements of RPR at the date of the transition and at December 31, 2009 are as follows:

Balance sheet	December 2009	December 2008		December 2009	December 2008
	(i)	(i)		(i)	(i)
Current assets			Current liabilities
Cash and cash equivalents	63,554	5,555	Suppliers	68,568	10,758
Trade accounts receivable	41,748	2,724	Loans and financing	87,555	75,625
Inventories	81,574	24,007	Payroll and social charges	6,228	1,454
Recoverable taxes	11,162	10,014	Taxes payable	20,255	2,207
Prepaid expenses	-	168	Dividends and interest on capital	103	313
Other accounts receivable	517	16	Other provisions	-	3,521
	198,555	42,484	Other accounts payable	5,627	597
Non-current assets				188,336	94,475
Judicial deposits	311	-	Non-current liabilities
Other accounts receivable	134	134	Loans and financing	17,500	-
Investments	-	392	Other accounts payable	39,263	35,994
Property, plant and equipment	40,591	34,875		56,763	35,994
	41,036	35,401
			Equity	(5,508)	(52,584)

Total assets	239,591	77,885	Total liabilities and equity	239,591	77,885

Statement of income	December 2009
	(i)
Net Sales	752,922
Cost of sales and services rendered	(659,111)
Gross profit	93,811
Operating expenses, net	(21,242)
Financial income	(29,060)
Profit before income taxand social	43,509
Income taxand social contribution	(12,719)
Net income for the year	30,790

(i)    Braskem held 33.20% of RPR’s capital at December 31, 2009 and 2008 . The consolidation of the financial statements was made on a proportional basis, with applicable eliminations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

c)                  Additional price-level restatement

In accordance with BR GAAP, price-level restatement for inflation was discontinued as from January 1, 1996. Until that date, the consolidated financial statements were adjusted to reflect the effects of inflation on the balances of non-current assets and equity against the result of the year.

However, in accordance with IFRS, Brazil was considered a hyperinflationary economy through January 1, 1998, thus requiring that the 1997 and 1998 financial statements be adjusted to reflect the inflationary adjustment for these two years. In accordance with IAS29, this requirement resulted in the financial statements of the Company being adjusted to include additional price-level restatement, through the application of the general market price index (IGP-M) which impacted non-current assets, in the amount of R$ 618,562 on January 1, 2009 and R$ 577,296 on December 31, 2009. Furthermore, deferred tax and social contribution of R$ 154,641 was accounted for January 1, 2009 and R$ 196,282 on December 31, 2009.

From the year 2009, the results will be impacted by the depreciation of the adjustment, in the amount of R$ 41,266, and the tax effects on the remaining value in the amount of R$ 14,030, with net effect of R$ 27,236. As a result, Other comprehensive income in equity will be reduced by the same amount against the "Retained earnings".

d)                 Reversal of capitalized research cost

Research costs are defined by CPC 04(R1) and IAS 38 as original investigation with an expectation to acquire new scientific or technical knowledge. Accordingly, they cannot be classified as intangible assets, as they do not represent an item which is identified and controlled and which will generate future economic benefits. Research costs thus are required to be recorded as an expense as incurred.

Upon the adoption of this standard, the Company has reversed the entire opening balance of research against retained earnings in the amount of R$ 25,121, in addition to deferred income tax of R$ 6,280. On December 31, 2009, the balance of research was wholly amortized, and, accordingly, there was no adjustment at that date.

The results of 2009 were impacted by the reversal of amortization originally recorded in the amount of R$ 25,121 with an impact on deferred income tax and social contribution of R$ 8,541.

e)                  Reversal of deferred charges

On January 1, 2009 in order to comply with the mandatory requirements of the new Brazilian GAAP and IFRS convergence, the Company wholly reversed its deferred assets in the amount of R$ 107,447 (R$ 107,739 consolidated) and on December 31, 2009 R$ 70,980 (R$ 71,216 consolidated). The effect on Retained earnings was R$ 107,311 and 70,980, respectively. On January 01, 2009 R$ 135 (R$ 135 consolidated) was reclassified to PP&E and R$ 293 to Intangible (December 31, 2009 – R$ 236) only for the consolidated financial statements.

Those reversals resulted in deferred income tax and social contribution of R$ 26,828 on January 1, 2009 and R$ 24,133 on December 31, 2009.

The results of the year of 2009, were impacted by the reversal of the amortization originally recorded in the amount of R$ 36,330 with an impact on the deferred income tax and social contribution in the amount of R$ 12,352.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

f)                   Defined benefit pension plans

With the adoption of the exception in CPC 37 (R1) and IFRS 1 (Note 24), the Company recognized the opening balance an actuarial loss against retained earnings in the amount of R$ 80,828 with a deferred income tax and social contribution effect of R$ 20,207 on January 1, 2009 and R$ 24,936 on December 31, 2009.

On December 31, 2009, this actuarial loss totaled R$ 73,341 with a positive impact in the results for the year of 2009 R$7,487 and a deferred income tax and social contribution effect of R$ 2,546.

g)                 Reversal of negative goodwill

Upon the adoption of CPC 37 (R1) and IFRS 1, the previously recorded negative goodwill on January 1, 2009 were wholly reversed against retained earnings in the amount of R$ 20,601 (R$ 16,006 on December 31, 2009). The amount is related to R$ 11,870 and R$ 8,731 (R$7,275 and R$ 8,731 on December 31, 2009) from the acquisition of Nova Camaçari and Cinal. For 2009 the profit or loss account was impacted by the negative goodwill reversal amortization of Nova Camaçari in the amount of R$ 4,595.

On the parent company open balance and on December 31, 2009 the negative goodwill of Cinal was reclassified to investment.

On the amount of R$ 8,731 relating to negative goodwill on the investment in Cinal deferred income tax of R$ 2,183 on January 1, 2009 and deferred income tax and social contribution of R$ 2,969 on December 31, 2009 was accounted for.

h)                 Business combinations - Triunfo

CPC 15 and IFRS 3 establish that a transaction represents a business combination when an entity acquires control of a business, and that identifiable assets acquired and the liabilities assumed in connection with the operation, should be measured at respective fair values on the date of acquisition.

As mentioned in Note 1(f.1), on May 5, 2009, the Company acquired the control of Triunfo. The payment for the translation was made with the issue of 13,387,157 preferential Braskem shares, class “A” which were delivered to Triunfo shareholders. The fair value of the shares on the date of acquisition was R$92,505.

The Company recognized R$155,425 in the result of 2009 as an advantageous purchase with impact on the deferred income tax of R$53,374. The acquires assets were adjusted to fair value as follows: fixed assets R$ 152,895; inventories R$4,086; and treasury shares, R$ 1,556.

The resulting goodwill based on BR GAAP of R$17,000 was wholly reversed to the results of 2009, with an effect of deferred income tax and social contribution of R$5,780.

Also, the results of 2009 were adjusted by depreciation on the appreciation of fixed assets of R$4,315 and full realization of inventories of R$4,086 with effect on deferred income tax and social contributions of R$2,856.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

i)                   Deferred income tax and social contribution

Deferred income tax and social contributions were calculated based on the adjustments resulting from the changes in accounting practices upon adoption of CPCs and IFRS at the rate of 25% on January 1, 2009 and 34% on December 31, 2009. The effect of the rate change from 25% to 34% was recognized in the results of the year 2009 in the amount of R$18,409.

Deferred income tax and social contribution with an impact on asset, liabilities and results are as follows:

		January 1, 2009
		Consolidated
		Adjustment	Deferred income tax
	Note (4.4)	value	Assets	Liabilities
Adjustments with effect of deferred income tax:
Additional indexation of property, plant and equipment	(c)	618,562	-	(154,641)
Capitalized research and development balances	(d)	(25,121)	6,280	-
Reversal of capitalized pre-operating expenses	(e)	(107,311)	26,828	-
Pension plan benefits with defined benefit	(f)	(80,828)	20,207	-
Reversal of negative goodwill (Cinal)	(g)	8,731	-	(2,183)
Deferredincome tax on adjustments above mentioned			53,315	(156,824)
Reclassification of current assets	(j.ii)		59,139	-
Recording of deferred income taxlosses over 10 years			502,024	-
Recording of deferred income tax- Goodwill in subsidiaries over 10 years			2,612	-
Total impact of deferred income tax - Consolidated			617,090	(156,824)

(-) Reclassification of subsidiaries' current assets balance			(3,167)	-

Total impact of deferred income tax - Parent Company			613,923	(156,824)

		December 31, 2009
		Consolidated and Parent Company
		Adjustment	Result of	Deferred income tax
	Note (4.4)	value	impact	Assets	Liabilities	Income
Adjustments with effect of deferred income tax:
Additional indexation to property, plant and equipment	(c)	577,296	(41,266)	-	(196,282)	14,030
Reversal of capitalized research and development expenses	(d)	-	25,121	-	-	(8,541)
Reversal of capitalized pre-operating expenses	(e)	(70,980)	36,330	24,133	-	(12,352)
Actuarial losses in pension plan - Defined benefit	(f)	(73,341)	7,487	24,936	-	(2,546)
Reversal of negative goodwill balances (Cinal)	(g)	8,731	-	-	(2,969)	-
Business combination - Triunfo	(h)	148,580	(8,401)	-	(50,517)	2,856
Reversal of negative goodwill - Triunfo Business Combination	(h)	(17,000)	(17,000)	5,780	-	5,780
Deferredincome tax on adjustments abovementioned				54,849	(249,768)	(773)
Complementary adjustments as of 01/01/2009 - 9% Social contribution				-	-	18,409
Deferred income taxlosses - over 10 years	(j.ii)			-	-	(502,024)
Reclassification of current assets balance				58,752	-	-
Deferred income taxon goodwill of merged companies - over 10 years				2,344	-	(269)
Total impact of deferred income tax - Consolidated				115,945	(249,768)	(484,657)

(-) Reclassification of subsidiaries' current assets balance				(2,780)	-	-

Total impact of deferred income tax - Parent Company				113,165	(249,768)	(484,657)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

In accordance with BR GAAP, the deferred income tax and social contributions asset is limited to the amount that, supported by projections of taxable profits, are expected to be realized by the Company in up to 10 years. For this reason, the Company did not recognize a deferred income tax and social asset in the amount of R$504,636.

With the adoption of CPCs and IFRS, the Company adjusted the opening balances in its financial statements to recognize the deferred income tax and social contribution asset which exceeded the 10-year limit - since in accordance with the new accounting practice, there is no limit on the time in which the deferred income tax and social contribution can be realized.

In 2009, the Company realized R$502,024 upon joining the REFIS federal tax installment program and has adjusted the financial statements to recognize this amount in the results of the year of 2009.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

j)                   Reclassifications

The following reclassifications were made in the accounting statements of the Company to comply with the requirements of IFRS:

(i)        CPC 39 and IAS 32 state that financial assets and liabilities may only be offset when legally or contractually allowed. Accordingly, discounted receivables and advances on export contracts, which were previously recorded as reductions of trade accounts receivable were reclassified to borrowings, in the amount of R$1,138,972 and R$362,418 on December 31, 2009.

(ii)      The balance of deferred taxes that were presented as current assets were reclassified to non-current in the opening balances of the financial statements in the amount of R$55,972 (R$59,139 consolidated) on January 1, 2009 and R$ 55,972 (R$58,752 consolidated) on December 31, 2009.

(iii)     CPC 26 and IAS 1determine that assets and liabilities and revenues and expenses should not be offset, since any such offset could compromise the understanding of the financial statements of the Company and evaluation of future cash flows. In accordance, the balances of judicial deposits which were previously offset against the respective provision were reclassified to non-current assets in the amounts of R$72,937 (R$72,940 consolidated) on January 1, 2009 and R$70,002 (R$73,011 consolidated) on December 31, 2009.

       The reclassifications were made to non-current taxes payable in the amount of R$64,110 (R$64,113 consolidated) on January 1, 2009 and R$61,195 (R$64,184, consolidated) on December 31, 2009 and various non-current provisions in the amount of R$8,827 (R$8,827 consolidated) on January 1, 2009 and on December 31, 2009.

(iv)    CPC 03R and IAS 7 define as cash equivalents short-term financial applications of high liquidity that can be promptly converted into a known amount of cash and are subject to insignificant risk of change in value. Adopting this definition, the Company identified securities held in the FIQ Sol fund which qualify as cash equivalents in the amount of R$31,320 at December 31, 2009.

(v)     CPC 27 and IAS 16 define that spare and replacement parts can be classified as fixed assets when the entity expects to use them over more than a year, in connection with a fixed asset item. With this, the materials for maintenance in inventory which satisfy this condition were transferred from current assets and non-current assets to property, plant and equipment  in the amount of R$265,612 on January 1, 2009 and R$251,906 on December 31, 2009.

(vi)    CPC 7(R1) and IAS 20 establish that a subsidy has to be presented in the income statement as a deduction from operational revenues and matched with the corresponding expenses. The tax benefits of the incentive of ‘ICMS-Prodesin’ were reclassified from other operational revenues to sales deductions in the amount R$10,684 (R$10,701 consolidated) on December 31, 2009.

4.5 BR GAAP reclassifications

The Company made BR GAAP reclassifications in its financial statements on January 01, 2009 and December 31, 2009 to improve the comparison analysis with December 31, 2010. The most significant reclassifications are as follows:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•         Reclassification of Insurance payable previously presented as Other accounts payable to Suppliers in the current liabilities group (on the open balance R$ 12,731 and R$ 15,575 on December 31, 2009 on the parent company financial statements. On the open balance R$ 12,731 and R$ 15,584 on December 31, 2009 on the consolidated financial statements).

•         Reclassification of advance from customers previously presented as Other accounts payable  to an exclusive current liability own line (R$ 34,346 on the open balance and R$ 37.990 on December 31, 2009 on the individual financial statements. On the open balance R$ R$ 37,520 and R$ 37,990 on December 31, 2009 on the consolidated financial statements).

•          Reclassification of Derivative financial instruments previously classified as Other accounts payable to Hedge accounting transactions on the non-current liabilities (R$ 27,108 on December 31, 2009).

•         Reclassification of Derivative financial instruments previously presented in a current asset own line to Other accounts receivable (R$ 5,334 on December 31, 2009, consolidated).

•         Reclassification of Eletrobrás compusory deposits which were previously presented as Judicial deposits to Other accounts receivable on the non-current asset group (R$ 20,045 on the open balance and R$ 3,816 on December 31, 2009. On the individual financial statements on the open balance R$ 20,211 and R$ 3,984 on December 31, 2009 on the consolidated financial statements.

•          The result of 2009 had been published in BR GAAP with expenses classified by nature, was adjusted to demonstrate the expenses classified by function. Expenses with depreciation and amortization were proportionally reclassified for expenses with sales, with distribution, general and administrative and Research and development (R$ 115,945 in the individual financial demonstrations; R$ 123,717 in the consolidated financial demonstrations).

•         Reclassification of expenses with reduction to recoverable value of fixed assets and discontinued projects disposal that were registered as Other operating income (expenses), net to an exclusive own line on the amounts of R$ 84,498 in 2009 and R$ 18,200 respectively in 2009.

On the consolidated financial statements of 2009 the published balance on discontinued projects was reclassified to amount to be recovered on property, plant and equipment in the amount of R$ 60,387.

On the financial statements of 2009, freights under sales and other selling expenses presented on the line  net sales revenues were reclassified to cost of sales products and selling expenses in the amounts of R$ 642,067 and R$ 34,738, respectively (R$ 681,522 and R$ 45,774, consolidated respectively).

5                    Business Combinations

5.1       Quattor Participações S.A.

On January 22, 2010 the shareholders of Braskem S.A.  (Odebrecht S.A. – ODB, Odebrecht Serviços e Participações S.A. – OSP, Petróleo Brasileiro S.A. – Petrobras  and Petrobras Química S.A. – Petroquisa, the “Companies”), together with União de Indústrias Petroquímicas S.A. - Unipar entered into an Investment Agreement (“Investment Agreement”) to regulate the terms and conditions for the acquisition by Braskem, of the investments held by Unipar in the Petrochemical industry. Petrobras consolidated its investments in the Petrochemical industry in Braskem.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

On April 27, 2010, Braskem purchased 143,192,231 of the outstanding capital of Quattor Participações S.A (“Quattor”) representing 60% of its voting capital and made an advance payment of R$ 659,454. The initially agreed price was subject to monetary correction through the acquisition date based on the terms of the Investment Agreement. On April 30, 2010, Braskem acquired control over the Company and appointed the members of Quattor’s Board of Directors April 30, 2010 constitutes the acquisition date for the purpose of the business combination.

Under of the Investment Agreement, when  Braskem acquired the 60% voting interest in Quattor it assumed an obligation to acquire the following interests:

(i)     40% of interest in Quattor Participações S.A. held by Petrobras through an exchange of 18,000,087 Braskem S.A.’s shares;

(ii)   33,3% of Polibutenos S.A interest held by Unipar Participações S.A. for a cash consideration of R$ 22,326;

(iii)  0,68% non-controlling voting interest in Quattor Química S.A., the non-controlling shareholders had a tag along right under the Brazilian Corporation Law; and

(iv)  25% voting interest in Rio Polímeros S.A (“RioPol”) held by BNDESPAR.

Although the Company did not obtain the legal right over the aforementioned participations on the acquisition date, all described events were accounted for on April 30, 3010,  since the Investment Agreement set forth the Company’s obligation to acquire all remaining non-controlling interest (after acquiring the 60% voting interest in Quattor).

The table below summarizes the consideration paid, shares issued  to the  stockholders’ of the Quattor Group, as well as liabilities assumed by Braskem, and the value of the acquired assets and liabilities assumed which were accounted on the acquisition date:

Consideration paid

Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the purchase of other interests in this business combination)	250,049
BNDESPAR put option assumed by the Company and other obligations	218,739

Total consideration transferred (A)	1,173,086

Fair value of identifiable assets and assumed liabilities
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & Equipment	7,531,158
Intangible	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deffered income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets and assumed liabilities (B)	2,014,545
Business combination result ( A) – (B)	841,459

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

                                The R$ 841,459 bargain purchase gain was accounted under Gain from business combination in the statement of operations. The bargain purchase was attributable to the terms of negotiation with the shareholders of Quattor.

                        The shares issued by the Company as part of the acquisition payment were valued based on the BM&FBovespa stock price on April, 30, 2010 totaling R$ 197,101.

The fair value of the assets acquired and liabilities assumed were determined by an independent appraiser hired by the Company, whose main results are summarized below:

        i.            The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 68,009, and

      ii.            The method used to determine the fair value of fixed assets was the cost replacement approach. The Company’s management, together with the independent external appraisers concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economical value of a petrochemical plant, which includes the value of the technology, costs of the supporting buildings and the linkage with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into consideration (i) the cost of new similar plants; (ii) budgets for the expansion and exchange of similar assets; and (iii) market price for the purchase of a new similar asset, under the same usage conditions, at the date of its inspection, among other assumptions. Property, plant and equipment at fair value totaled R$1,492,091 on April 30, 2010; and

    iii.            As a result of the fair value allocation assessment the Company identified net gains in the future cash flows of supplier and customer contracts which were brought to present value at a 14.1% discount rate. Additionally, the Company fair valued (i) existing trademarks based on its registration costs and technology,  based on the payroll and administrative costs incurred in the research carried out in a partnership with the Federal University of Rio de Janeiro. The identifiable intangible assets, trademarks and the new technology were valued at R$ 393,878;

    iv.            The Company recorded the fair value of possible tax contingencies contingencies. The amounts recorded refer to VAT, PIS, COFINS, Income Tax and Social contribution contingencies totaling R$210,695; and

      v.            The fair value of Loans and Financings was determined based on the income approach. The Company did not record this fair value since those loans and financings contracts contained anticipated repayment clauses (with potential immediate repayment) and were fully recognized during the period.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The net revenues included in the consolidated statement of operations since April 30, 2010 includes R$ 4,412,244 in net revenues from the Quattor Participações S.A. Quattor also contributed with net income of R$58,461 in the same period based on the contingencies value and the loss probability estimates by external legal advisors.

The Quattor acquisition was subject to final approval by CADE. Brazilian law permits to consummate the transaction before the final approval by the Brazilian antitrust authorities. That transaction was submitted to CADE appreciation on February 05, 2010Under Brazilian Corporation Law, CADE may issue a writ of prevention blocking the transaction or it may require the parties to enter into an agreement to sell part or all interests acquired. On February 23, 2011, CADE approved the transaction with no significant restriction (Note 37).

5.2       Petroquímica Triunfo S.A.

                        On April 30 and May 5, 2009, the General Extraordinary Shareholders Meetings held by Braskem and Triunfo, respectively, approved the acquisition and merger of Triunfo by the Company. This represents the final phase of the merger of the petrochemical assets held by Petroquisa and it was conducted under the terms of the Investment Agreement dated on November 30, 2007 between Petrobras, Petroquisa, Odebrecht and Norquisa.

                        Braskem acquired control over Triunfo on May 05, 2009 when it acquired 100% of its voting capital. On this same date, the Company legally merged Triunfo into Braskem.

The table below summarizes the consideration paid through the issuance of shares, and the value of the acquired assets and liabilities assumed which were accounted on the acquisition date:

Consideration transferred

Shares issued ( 13,387,157 Braskem shares issued in exchange of 100% of Triunfo’s voting capital	92,505

Total consideration transferred (A)	92,505

Fair value of the identifiable assets and liabilities assumed
Current assets
Inventory	46,268
Other current assets	95,566
Non-current assets
Property, plant & equipment	179,957
Other non-current assets	20,657

Current liabilities	23,283
Non-current liabilities	124,609
Total identifiable assets and liabilities assumed (B)	194,556
Business combination result (A) – (B)	102,051

For purposes of determining the relation of the exchange of shares issued by Triunfo for stock issued by Braskem, Banco Brasdesco BBI S.A. was contracted to perform an independent financial and economic analysis of Triunfo and Braskem, by means of the financial statements. In consideration for incorporating the accounting net assets of Triunfo, Braskem issued 13,387,157 new preferred class A shares, valued at R$ 92,505. This fair value was adjusted to reflected the share price of Braskems’ stok at the closing stock price on the BM&FBovespa on the date of the incorporation.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The amount of R$ 102,051 refers to gain from the bargain purchase and was accounted under Gain from business combination in the statement of operations during 2009.

The fair value of the assets acquired and liabilities assumed were determined by an independent appraiser hired by the Company, which main results are summarized below:

        i.            The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 4,086;

      ii.            The method used to determine the fair value of fixed assets was the cost replacement approach. The Company’s management, together with the independent external appraisers; concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economical value of a petrochemical plant, which includes the value of the technology, costs of the supporting buildings and the linkage with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into consideration: (i) the cost of new similar plants; (ii) budgets for the expansion and exchange of similar assets; and (iii) market price for the purchase of a new similar asset, under the same usage conditions, at the date of its inspection, among other assumptions. Property, plant and equipment at fair value totaled R$152,895 on April 30, 2010; and

    iii.            Braskem shares were valued at R$1,556 based on the market value on May 5, 2010.

Triunfo was merged into the Company immediately after the purchase date.

The acquisition of Triunfo was approved by CADE on July 09, 2009.

5.3       Sunoco Chemicals, Co.

On April 1, 2010, the Company acquired 100% of the outstanding capital stock of Sunoco Chemicals (renamed Braskem PP Americas) headquartered on Philadelphia and pay a cash consideration of R$620,838 (US$ 350,721). That subsidiary has three polypropylene plants located in the states of Pennsylvania, West Virginia and Texas, with an aggregate annual production installed capacity of 950,000 tons, which represents 13% of the total polypropylene installed production capacity of the United States. Braskem PP Americas also have a petrochemicals research facility in Pittsburgh, Pennsylvania.

The acquisition of control under operating and financial policies ocurred on April 1, 2010. The Company approved this transaction designated all of the members of the Board of this entity.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The following table summarizes the consideration transferred to former shareholders of Sunoco Chemicals, and the values of assets acquired and liabilities assumed recognized at the acquisition date.

Consideration transferred

Cash	620,838
Total consideration transferred (A)	620,838

Fair value of identifiable assets and liabilities assumed
Current assets
Inventory	177,070
Non-current assets
PP&E	628,698
Intangible	285,464
Other non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-current liabilities	18,549
Total identifiable assets and liabilities assumed (B)	746,927

Business combination result (A) – (B)	126,089

On March 29, 2010, the Company entered into a unsecured credit agreement in an aggregate principal amount of R$379,344 (US$210.0 million) to finance the Sunoco Chemicals acquisition. The loans under this credit agreement bear interest at the rate of LIBOR plus 2.625% per annum, payable quarterly in arrears through April 2015. The principal amount of these loans is payable in five equal semi-annual installments, commencing in April 2013.

Braskem PP Americas recognized a bargain purchase gain of R$ 126,089 during 2010 which were accounted under the Gain from business combination, net of deferred tax liabilities in the amount of R$ 31,228 in the respective line on the statement of operations.

The fair value of the assets acquired and liabilities assumed were determined by an independent appraiser retained by the Company, which main results are summarized below:

(a)    The fair value of inventory was determined based on its sale value net of taxes at the appraisal report date by applying the market approach method. The difference between the book value and the fair value was R$ 177,070;

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The method used to determine the fair value of fixed assets was the cost replacement approach. The Company’s management, together with the independent external appraisers concluded that it was not practicable to apply the market approach, as the individual value of each asset does not reflect the economical value of a petrochemical plant, which includes the value of the technology, costs of the supporting buildings and the linkage with the production and finished products transportation system. When valuing these assets the Company and its independent appraisers took into consideration (i) the cost of new similar plants; (ii) budgets for the expansion and exchange of similar assets; and (iii) the market price for the purchase of a new similar asset, under the same usage conditions, at the date of its inspection, among other assumptions. The fair value allocated to fixed assets totaled R$628,698; and

(b)  As a result of the fair value allocation assessment the Company identified net gains in the future cash flows of supplier and customer contracts which were brought to present value at a 15% discount rate. The identifiable intangible assets and technology developments were valued at R$ 285,464 on the date of the acquisition.

The consolidated net revenues included in the statement of operations as from April 1, 2010 includes R$ 1,891,487 in net revenues from the PP Americas operations. PP Americas also contributed with a net income of R$172,735 in the same period.

The PP Americas acquisition was submitted to analysis by the Brazilian antitrust authorities. Brazilian law permits Braskem to consummate the transaction, and to obtain legal and economic control over the acquired business prior to receiving this final approval. Under Brazilian Corporate in Law, CADE may issue a writ of prevention blocking the transaction or it may require the parties to enter into an agreement to sell part or all interests acquired. The transaction was submitted for analysis on February 23, 2010 and received the approval on November 3, 2010. The transaction was also subject to U.S. antitrust review, on February 23, 2010 and was approved on March 22, 2010.

5.4       Unipar Comercial e Distribuidora

On May 10, 2010 the Company acquired 100% of the voting capital of Unipar Comercial. On that same date, the Company acquired the control over the management and, therefore, established the acquisition date of May 10, 2010 for accounting purpose. The total cash consideration transferred totaled R$ 27,104. The net fair value of the identifiable assets and liabilities assumed was R$ 35,138. All the valuation, R$ 8,342, came from fixed assets. A deferred income tax and social contribution of R$ 4,139 was also recognized. A bargain purchase gain of R$7,735 was recognized in the statement of operations under Gain from business combination. On February 23, 2011, CADE, approved that transaction without restrictions.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

6                    Cash and Cash Equivalents

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Cash and banks	62,752	140,800	105,234	252,925	335,167	147,647
Financial investments:
Domestic	2,181,690	1,612,534	1,635,367	2,208,475	1,613,189	1,636,428
Foreign	94,618	540,790	459,261	162,870	734,712	629,674

	2,339,060	2,294,124	2,199,862	2,624,270	2,683,068	2,413,749

The financial investments in Brazil are represented, mainly, by investment in Braskem’s exclusive fund (FIQ Sol) that, in turn, holds fixed income instruments and time deposits. The applications overseas consist of  fixed income instruments  issued by top tier financial institutions (Time Deposit), which are very liquid in the market. All the financial investments were classified as “held for trading” and are measured at their fair values with variations recognized in the results of operations.

7                    Marketable Securities

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Financial assets
Available for sale
U.S Treasury bonds	-	261,453	331,452	-	261,884	331,452

Held for trading
Shares held for trading	84	25,761	-	84	25,761	-
Investments in FIQ Sol	204,123	91,607	181,883	204,123	91,607	181,883
Investments in foreign currencies	32,112	56,248	-	32,112	56,248	-
Other	-	-	5,563	-	-	5,563

Held to maturity
Subordinated investment	28,706	15,811	9,717	28,706	15,811	9,717
fund quotas
Total	265,025	450,880	528,615	265,025	451,311	528,615

Current assets	236,319	435,069	518,898	236,319	435,500	518,898
Non-current assets	28,706	15,811	9,717	28,706	15,811	9,717

Total	265,025	450,880	528,615	265,025	451,311	528,615

U.S. treasury securities were classified by the Company as available-for-sale securities, and were fully disposed of during the year 2010. The amount related to the change in fair value, previously recognized as “other comprehensive income” in equity, was recognized on the income statement.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

8                    Trade Accounts Receivable

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Clients
Domestic market	910,636	1,032,022	1,369,650	1,638,449	1,089,760	1,475,228
Foreign market	438,245	633,985	898,520	587,661	855,754	897,250
Allowance for doubtful accounts	(212,363)	(205,034)	(194,403)	(269,159)	(220,264)	(198,741)
	1,136,518	1,460,973	2,073,767	1,956,951	1,725,250	2,173,737

Current assets	1,077,492	1,402,630	2,027,101	1,894,648	1,666,467	2,126,608
Non-current assets	59,026	58,343	46,666	62,303	58,783	47,129
	1,136,518	1,460,973	2,073,767	1,956,951	1,725,250	2,173,737

The aging list for trade accounts receivable is presented as follows:

	Parent Company			Consolidated
	2010	2009	2010	2009

Past-due securities:
Up to 90 days	173,300	134,211	132,850	143,527
91 to 180 days	28,548	44,710	1,936	117,002
As of 180 days	174,279	176,699	230,477	163,631
Allowance for doubtful accounts	(212,363)	(205,034)	(269,159)	(220,264)
Total past-due securities	163,764	150,586	96,104	203,896
Falling due securities	972,754	1,310,387	1,860,847	1,521,354
Total client portfolio	1,136,518	1,460,973	1,956,951	1,725,250

% of past-due securities on total client portfolio	27.88%	21.35%	16.41%	21.80%

The change in the allowance for doubtful accounts is as follows:

	Parent Company		Consolidated
	2010	2009	2010	2009

Balance of provision at the beginning of the year	(205,034)	(194,403)	(220,264)	(198,741)
Provisions in the period	(10,599)	(49,973)	(66,896)	(60,865)
Disposal of securities considered uncollectible	3,400	61,569	18,131	61,569
Addition by merger of subsidiary	(130)	(22,227)	(130)	(22,227)
Balance of provision at the end of the year	(212,363)	(205,034)	(269,159)	(220,264)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Credit quality – trade accounts receivable

Few of the Company's customers have risk ratings assigned by credit rating agencies. Thus, the Company developed its own credit rating system based on the following criteria: a) qualitative analysis made by the commercial and credit departments, focusing on general characteristics of the customers and their business segment, as well as their history/relationship with Braskem and other suppliers and banks;  b) analysis of financial statements; and c) use of the risk rating of SERASA Experian as a basis (SERASA Experian is the largest credit bureau outside the United States with Latin America’s largest database of consumers, companies and economic groups). The combination of these three items provides a risk rating, which is shown below together with the portfolio of receivables from domestic customers as of December 31, 2010. The Company does not apply this rating to all of its foreign customers because most receivables are covered by an insurance policy or letters of credit issued by banks.

1	Minimum risk		23.59%
2	Low risk		27.73%
3	Moderate risk		36.66%
4	High risk		1.35%
5	Very high risk	(i)	10.66%

(i)         Most customers in this range are inactive and the respective accounts are in the process of collection actions. Customers within this range that are still active pay for products purchased from Braskem and in advance.

Default rates (*):

  December 2007: 0.16%
  December  2008: 0.71%
  December  2009: 0.25%
  December  2010: 0.13%

 (*) Default rate = total of billings issued in the last 12 months which are in default/total billings in the last 12 months.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

9                    Inventories

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009

Finished products and work in process	1,012,891	971,296	1,223,363	1,876,290	1,084,015	1,386,741
Raw materials, production inputs and packaging	621,158	360,810	631,101	781,594	398,244	635,207
Maintenance materials	132,510	111,803	119,461	240,442	113,219	121,070
Advances to suppliers	8,099	8,700	110,924	56,825	8,928	167,891
Imports in transit and other	14,847	94,556	389,428	60,506	117,349	398,297
Total	1,789,505	1,547,165	2,474,277	3,015,657	1,721,755	2,709,206

Advances to suppliers and imports in transit are mainly related to purchases of the Company’s main raw material, naphtha.

In accordance with CPC 27 and IAS 16, the Company accounted for as property, plant and equipment the spare and replacement, parts which have a useful life, after they are installed in machines and equipment, of more than one year (Note 4.4 (j.v)). Additionally, these parts are used only in connection with specific items of property, plant and equipment, and depreciation begins when they are replaced in machinery and equipment and continues over and continues their useful life.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

10                Related Parties

Parent Company

	Assets				Liabilities
					Current				Non-current
	Current		Related		Related		Other		Related		Other
	assets		parties		parties		accounts		parties		accounts
Subsidiaries
Braskem America	26	(i)	-		-		-		-		-
Braskem Distribuidora	-		-		-		-		3,040	(viii)	-
Braskem Europa	123,885	(i)	-		-		-		-		-
Braskem Importação	-		-		-		-		118	(viii)	-
Braskem Inc	-		5,601	(vii)	64,517	(xii)	314,693	(xiii)	6,399	(xii)	3,038,265
Braskem Participações	96	(ii)	-		-		-		-		-
Cinal	-		-		-		-	(xiv)	-		-
Ideom	899	(i)	7,181	(viii)	-		-		-		-
IPQ Argentina	33,172	(i)	-		-		-		-		-
IPQ Chile	3,348	(i)	-		-		-		-		-
IQAG	-		-		-		-		367	(viii)	-
ISATEC	-		3,004	(viii)	-		68	(xiv)	-		-
Lantana	-		48	(vii)	-		-		-		-
Politeno Empreendimentos	-		34	(viii)	-		-		-		-
PP Americas	1,587	(ii)	-		-		-		-		-
Quantiq	10,453	(iii)	38,894	(viii)	-		-		-		-
Quattor	6,144	(i)	817,976	(viii)	-		15,871	(xiv)	-		-
Quattor Petroquimica	29,962	(i)	649,639	(x)	-		9,148	(xiv)	73,153	(viii)	-
Riopol	9,734	(i)	820,740	(ix)	-		40,885	(xiv)	-		-
Unipar Comercial	1,391	(iv)	11,512	(viii)	-		91	(xiv)	-		-
	220,697		2,354,629		64,517		380,756		83,077		3,038,265

Jointly-controlled subsidiaries
Braskem Idesa	4,015	(ii)	-		-		-		-		-
RPR	1,356	(i)	-		-		-		-		-
PROPILSUR	4,257	(ii)	-		-		-		-		-
POLIMERICA	3,497	(ii)	-		-		-		-		-
	13,125		-		-		-		-		-
Associated companies
Borealis	7,337	(v)	-		-		-		-		-
CETREL	2,630	(iv)	-		-		1,877	(xiv)	-		-
Sansuy	-		-		-		219	(xiv)	-		-
	9,967		-		-		2,096		-		-
Affiliated companies
BRK	-		-		-		-		662	(vii)	-
OCS - Corretora de Seguros	-		-		-		29	(xiv)	-		-
Petrobras	40,905	(i)	53,742	(xi)	-		420,369	(xiv)	-		-
Refinaria Alberto Pasqualini("REFAP")	-		-		-		110,008	(xiv)	-		-
Other	845	(i)	-		-		700	(xiv)	-		-
	41,750		53,742		-		531,106		662		-
Special Purpos e Entity
Multimarket Investment Fund Crédito	2,250,186	(vi)	-		-		-		-		-
Privado Sol("FIQ Sol")
	2,250,186		-		-		-		-		-

At December 31, 2010	2,535,725		2,408,371		64,517		913,958		83,739		3,038,265
At December 31, 2009	1,603,278		70,054		66,798		1,214,174		11,397		21,386

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Groups of accounts in which transactions are recorded:

(i)	“Trade accounts receivable”
(ii)	“Other receivables”
(iii)	R$4,033 in “trade accounts receivable” and R$6,420 in “dividends and interest on capital”
(iv)	Amount in “dividends and interest on capital”
(v)	R$7,150 in trade accounts receivable” and R$187 in “other receivables”
(vi)	R$2,046,064 in “cash and cash equivalents” and R$204,123 in “marketable securities”
(vii)	Related to a loan agreement, subject to 100% of the CDI
(viii)	Related to intercompany current accounts subject to 100% of the CDI
(ix)	R$81,941 related to intercompany current accounts subject to 100% of the CDI and R$738,799 related to advance for future capital increase
(x)	Related to advance for future capital increase: R$649,639
(xi)	Related to a loan agreement, subject to TJLP + interest of 2% per year
(xii)	Related to notes payable, subject to exchange variation + quarterly Libor + interest of 1.6% per year
(xiii)	Related to financing subject to exchange variation + interest of 7.65% to 11.0% per year
(xiv)	Amount in “Suppliers”

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Parent Company (continued)

	Transactions in the income statement from January to December 2010
				Cost of
		Purshase of	Financial	general and
	Sale	raw materials,	income	administrative
	of products	services and utilities	(expenses) (i)	expenses
Subsidiaries
Alcacér Distribuidora de Resinas Ltda
Braskem America	594	-	(16)	-
Braskem Argentina	-	-	2,698	-
Braskem Distribuidora	-	919	82	-
Braskem Europa	311,146	-	(8,233)	-
Braskem Importação	-	-	(11)	-
Braskem Inc	-	352,177	158,186	-
Braskem México	-	-	(5)	-
CINAL	378	11,356	135	-
Ideom	-	16,300	986	-
IPQ Argentina	78,645	-	(4,728)	-
IPQ Chile	13,827	-	(71)	-
IQAG	-	2	(27)	-
ISATEC	-	90	169	-
Lantana	-	-	(2)	-
Polibutenos	-	-	608	-
Politeno Empreendimentos	-	-	2	-
Quantiq	77,502	885	7,031	-
Quattor	407	23,864	32,674	-
Quattor Petroquimica	134,794	9,916	7,457	-
Quattor Química	143,250	-	4,198	-
Riopol	19,227	142,821	2,063	-
Tegal	-	-	-	-
Unipar Comercial	19,084	2,750	3,230	-
Varient	-	-	(112)	-
	798,854	561,080	206,314	-

Jointly-controlled subsidiaries
RPR	142,103	37,743	-	-
	142,103	37,743	-	-

Associated companies
Borealis	158,368	5	1,300	-
CETREL	316	21,258	-	-
	158,684	21,263	1,300	-
Related companies
BRK	-	-	(33)	-
Construtora Norberto Odebrecht ("CNO")	-	82,580	-	-
OCS - Corretora de Seguros	-	1,966	-	-
Odebrecht Plantas Industriais ("OPIP")	-	135,731	-	-
Petrobras	420,996	6,150,686	2,432	-
Petrobras International Finance ("PIFCo")	51,757	-	-	-
Refinaria Alberto Pasqualini ("REFAP")	306,395	1,235,782	-	-
	779,148	7,606,745	2,399	-
Post-employment benefit plans
("Petros")	-	-	-	3,640
Odebrecht Previdência Privada ("Odeprev")	-	-	-	11,315
Triunfo Vida	-	-	-	126
	-	-	-	15,081

At Dece mber 31, 2010	1,878,789	8,226,831	210,013	15,081
At Dece mber 31, 2009	1,409,112	6,354,358	680,745	14,779

(i) Includes exchange rate variation

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The Company has transactions with related parties in the normal course of its operations and activities. The Company believes that all the conditions set forth in contracts with related parties meet the Company’s interests and plans to continue to ensure that future contracts with any related party provides terms and conditions as favorable to the Company as would be the case if they were to be entered into with a third party.

As per the Company’s bylaws, the Board of Directors has the power to decide on any contract between the Company and its common shareholders, companies controlled by them, or persons that hold common shares or are quotaholders of companies that are common shareholders of the Company, in amounts above R$5,000 per operation. Furthermore, the Company has a Finance and Investment Committee (CFI), whose duties are, among others, to monitor the investments and contracts with related parties approved by the Company's Board of Directors.

It is worth noting that the Brazilian Corporation Law forbids officers and board members from: (i) rashly using the Company’s assets and with prejudice thereto; (ii) intervening in operations where such officers and board members have a conflict of interest with the Company or decisions they may participate in; and (iii) receiving, as a result of their position, any kind of direct or indirect personal advantage from third parties, without prior consent of the appropriate body.

Transactions with related companies that are not wholly controlled by the Company are summarized below:

•         Construtora Noberto Odebrecth (“CNO”): The Company and CNO entered into an agreement for scheduled maintenance and inspection at the plants. This agreement stipulates a price for each type of service rendered by CNO

•         Odebrecht Corretora de Seguros (“OCS”): The Company and OCS entered into a risk management service agreement. The aggregate amount of the agreement is R$2,000 per year, already including taxes, adjusted annually based on the IGPM-FGV. The agreement is valid for 3 years from the date of execution in October 2008, and can be renewed for another 3 years.

•         Odebrecth Plantas Industriais (“OPIP”): The Company and OPIP entered into an agreement for construction and implementation of an ethylene plant, located in Triunfo, Rio Grande do Sul. The agreement terminated in September 2010 when the ethylene plant started operations (Note 1(e)) and the balance shown in the note above refers to costs incurred during 2010.

•         PETROBRAS: The Company has an agreement with Petrobras for supply of naphtha to the basic petrochemicals units located in the Triunfo and Camaçari Petrochemical Complexes. The price of the naphtha agreed between the Company and Petrobras is based on several factors, such as the market price of the naphtha and other oil byproducts, the volatility of the prices of these products in the international markets, the dollar to real exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement also establishes a minimum consumption of 3,800,000 tons/year and a maximum of 7,979,600 tons/year. A propylene supply agreement was also signed between the Company and Petrobras, whereby the Company must buy 300,000 tons propylene a year. The subsidiary of Petrobras, PFIco, also supplies naphtha to the Company and its subsidiaries.

•         The subsidiary Riopol has an ethylene and propylene supply agreement with Petrobras, of approximately 391 thousand tons of ethylene a year and 396 thousand tons of propylene a year.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•         Refinaria Alberto Pasqualini (“REFAP):  The Company signed two five-year propylene supply agreements with REFAP. Under these agreements, the Company must buy an initial amount of 92,500 tons to 100,000 tons propylene a year, representing between 92.5% and 100% of REFAP’s annual propylene production capacity of 100,000 tons.

•        Refinaria de Petróleo Rio-Grandense (“RPR”): The Company has agreements for supply of gas, naphtha, diesel and oil to RPR. The amount of the agreements is approximately R$331,600 and there are no specific provisions for rescission or termination.

(a.1) Consolidated

The caption “related parties” in consolidated non-current assets, in the amount of R$53,742, relates to a loan made to Petrobras, subject to TJLP + interest of 2% per year. Also,  in the consolidated non-current liabilities, the amount of R$ 31,386 refers principally to Advance for future capital increase in the joint controlled subsidiaries Polimerica and Propilsur made only by the other shareholders.

(b)     Key management personnel

The Company considers Key management personnel to be the members of the Board of Directors and of the Executive Board, comprised of the Chief Executive Officer and vice-presidents. Not all the members of the Executive Board are statutory directors.

Statement of operations	Parent Company		Consolidated
	2010	2009	2010	2009
Remuneration
Short-term benefits to employees and managers	26,917	25,542	30,886	26,164
Post-employment benefits	209	225	383	225
Benefits on contract termination	-	36	892	36
Long-term incentives	2,320	2,879	2,320	2,879
Total	29,446	28,682	34,481	29,304

		2010		2009
Balance sheet accounts - Parent Company / Consolidated
Long-term incentives		5,372		2,604
Total		5,372		2,604

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

11                Taxes Recoverable

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009

Excise tax (IPI)	26,008	24,698	26,871	29,128	25,643	28,331
Value-added tax on sales and services	795,390	1,059,900	1,187,751	1,211,256	1,069,115	1,201,034
Social Integration Program (PIS) and COFINS	322,191	201,871	161,584	441,367	207,075	167,159
PIS - Decree-Law Nos. 2,445 and 2,449/88	55,194	55,194	55,194	55,317	55,194	55,194
Income tax and social contribution	125,151	254,497	204,077	220,525	263,779	216,776
Tax on net income (ILL)	61,126	59,510	57,299	61,126	59,510	57,299
Other	112,406	80,713	87,319	124,561	85,783	88,305
Total	1,497,466	1,736,383	1,780,095	2,143,280	1,766,099	1,814,098

Current assets	400,969	482,494	582,385	698,879	506,298	612,282
Non-current assets	1,096,497	1,253,889	1,197,710	1,444,401	1,259,801	1,201,816
Total	1,497,466	1,736,383	1,780,095	2,143,280	1,766,099	1,814,098

(a) ICMS (Value Added Tax on Sales and Services)

The Company has accumulated a balance of ICMS recoverable over the past few years largely from acquisitions of fixed assets, domestic sales with tax deferral incentives and export sales. This accumulation is most notable in the states of Bahia, Rio Grande do Sul and São Paulo, where the majority of the production units is located. The tax credit in São Paulo State relates to the Quattor Participações and Quattor Petroquímica production units that total R$143,983.

Company management has been prioritizing a series of actions to maximize the use of these credits and does not currently expect to incur any loss in connection with them. Of particular note among the actions of management are:

•          agreement with the State of Rio Grande do Sul to maintain full deferral of ICMS on the import of naphtha and limit the use of accumulated ICMS credits to a monthly average of R$ 8,250 for offset against the monthly balances due by the units in this state;

•          agreement with the state government of Bahia to increase the percentage reduction in the calculation base for ICMS due on the imported petrochemical naphtha, lowering the effective rate to 5.8%, as defined in paragraphs 9 and 10 of Article 347 of the ICMS Regulation of the State of Bahia (Decree No. 11,059 of May 19, 2008);

•          signing in November 2009, with no effect on the previous item, of an Agreement with the State of Bahia, ensuring the effective implementation of State Decree No. 11,807, of October 27, 2009, which gradually reduces the effective ICMS rate on domestic naphtha acquired in the same state from 17% to 0% up to March 2011. On December 31, 2010, the rate was 5.5%.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•         agreement with the Rio Grande do Sul State to use R$ 9,600 per year of the ICMS credit balance to pay for the acquisition of goods for investments in that state;

•         imports of raw materials using the prerogatives defined in the applicable customs legislation, ensuring a lower generation of ICMS credits;

•         maintaining the increase in the calculation base for ICMS on fuel sales to the industrial refiner, from 40% to 100%, as defined in Article 347 of the ICMS Regulation in the State of Bahia; and

•         substitution of exports of co-products with domestic operations.

Considering the tax rule that limits the short-term use of ICMS credits arising from the acquisition of fixed assets and management’s projection of the period of time in which the other credits will be realized, on December 31, 2010, the amount recorded in non-current assets was R$ 644,831 in the parent company and R$ 883,163 in the consolidated (in 2009, R$ 703,313 in the parent company and consolidated), including R$59,133 corresponding to deferred ICMS from the acquisition of machinery, equipment and parts for the construction of subsidiary Rio Polímeros (Note 20.i).

  b) PIS and COFINS

The variation in the balance of PIS and COFINS between 2009 and 2010 is mainly due to credits corresponding to these taxes from the acquisition of goods and services for investment projects. These credits will be realizable on the normal course for the business of the Company.

12                Judicial Deposits – Non-Current Assets

	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009

Judicial deposits
Tax contingencies	110,757	104,142	85,782	110,764	107,178	88,810
Labor and other contingencies	117,131	109,391	77,650	139,431	110,591	78,769

Total	227,888	213,533	163,432	250,195	217,769	167,579

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

13                Investments

(a)               Information on investments

		Parent Company
		Ownership of	Adjusted net		Adjusted equity net capital deficiency
		total capital (% )
(a.1) Parent Company's investments		2010	2010	2009	2010	2009

Subsidiaries
Braskem America		100.00	154,048	(4,249)	451,068	3,821
Braskem Chile		100.00	646	(325)	5,686	4,989
Braskem Distribuidora		100.00	(3,552)	(24,029)	85,575	89,127
Braskem Europa		100.00	(3,039)	9,848	84,871	114,826
Braskem Finance		100.00	(1,663)	26,908	31,034	32,697
Braskem Idesa		65.00	(17,391)	-	51,654	-
Braskem Inc.		100.00	(53,982)	(12,170)	167,949	15,679
Braskem Participações		100.00	(1,417)	(130)	957	2,331
CINAL	(i)	-	(119)	(1,373)	-	28,319
Ideom		99.90	1,052	(2,669)	(917)	(1,969)
IPQ Argentina		96.77	(2,997)	1,600	5,203	8,200
IPQ Chile		99.02	62	(94)	1,578	1,481
IQAG		0.12	682	256	1,562	881
ISATEC		100.00	(1,994)	(300)	(77)	1,917
Polibutenos	(ii)	-	2,658	-	-	-
Politeno Empreendimentos		100.00	(29)	713	(20)	9
Quantiq		100.00	10,033	14,945	102,059	94,244
Quattor	(ii)	96.96	(632,963)	-	2,129,820	-
Quattor Petroquímica	(ii)	100.00	(5,504)	-	860,791	-
Riopol	(ii)	100.00	(42,718)	-	1,687,047	-
Unipar Comercial	(ii)	100.00	13,325	-	38,973	-
		-	-	-	-	-
Jointly-controlled Subsidiary		-	-	-	-	-
RPR		33.20	57,587	30,790	47,679	(14,193)
		-	-	-	-	-
Associated companies		-	-	-	-	-
CETREL		53.40	23,916	17,292	254,785	226,179
Borealis		20.00	15,028	9,704	130,940	103,422
CODEVERDE		35.75	(1,004)	(770)	83,546	102,182
Sansuy Administração, Participação, Representação e Serviços Ltda		20.00	(13)	(40)	1,972	1,986

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

		Parent Company
		Ownership of	Adjusted net		Adjusted equity net capital deficiency
		total capital (% )
		2010	2010	2009	2010	2009

(a.2) Subsidiaries' invesments

Braskem America		100.00	162,312	-	737,914	-
PP Americas		-	-	-	-	-
Braskem Distribuidora		-	-	-	-	-
Braskem Importação		100.00	13	19	199	186
IPQ Argentina		0.06	(2,997)	1,600	5,203	8,200
Lantana		96.35	(3,531)	(1,774)	78,410	2,235
Braskem Participações		-	-	-	-	-
Ideom		0.10	1,052	(2,669)	(917)	(1,969)
Braskem México	(iii)	100.00	(380)	-	1,052	-
Braskem Inc		-	-	-	-	-
Lantana		3.65	(3,531)	(1,774)	78,410	2,235
Quantiq		-	-	-	-	-
IQAG		99.88	682	256	1,562	881
IPQ Chile		-	-	-	-	-
IPQ Argentina		3.17	(2,997)	1,600	5,203	8,200
Braskem Europe		-	-	-	-	-
Jointly-controlled subsidiaries		-	-	-	-	-
Propilsur		49.00	(3,564)	(5,476)	86,313	(5,288)
Polimerica		49.00	(2,625)	(5,950)	57,067	(5,760)
Quattor	(ii)	-	-	-	-	-
Commom Industries Ltd		100.00	(284)	-	5,713	-
Norfolk Trading		100.00	266	-	52,992	-
Quattor Petroquímica	(ii)	-	-	-	-	-
Quattor	(ii)	3.04	(632,963)	-	2,129,820	-

(i)                   Subsidiary merged into the Company in December 2010.

(ii)                 Net income (loss) for the period from January to December 2010. Equity accounting is applied as from the acquisition of each investment. (Note 1.f).

(iii)                Company incorporated in September 2010.

	Consolidated
	Ownership of	Adjusted net		Adjusted equity net capital deficiency
	total capital (% )
	2010	2010	2009	2010	2009

Associated companies
CETREL	53,40	23,916	17,292	254,785	226,179
Borealis	20,00	15,028	9,704	130,940	103,422
CODEVERDE	35,75	(1,004)	(770)	83,546	102,182
Sansuy Administração, Participação, Representação e Serviços Ltda	20,00	(13)	(40)	1,972	1,986

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(b)        Changes in investments in subsidiaries, jointly-controlled subsidiaries and associated companies

		Balance on 12/31/2009	Merger/ merger of shares and spin-off	Acquisition of shares	IFRS adjustments	Business combination	Capital increase (decrease)	Dividends and interest on shareholders' equity	Equity pick-up	Goodwill amortization	Interest gain (loss)	Provision for losses and other	Equity valuation adjustments	Currency translation adjustment	Sale of investments	Balance on 12/31/2010

Subsidiaries and
jointly-controlled companies

Domestic Subsidiaries
Alcácer		-	-	1,320	-	-	-	-	-	-	-	-	-	-	(1,320)	-
Braskem Distribuidora		89,127	-	-	-	-	-	-	(3,552)	-	-	-	-	-	-	85,575
Braskem Participações		2,331	-	-	-	-	1,532	-	(1,417)	-	-	(1,388)	-	(101)	-	957
CINAL		28,319	(28,200)	-	-	-	-	-	(119)	-	-	-	-	-	-	-
Ideom		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISAT EC		1,917	-	-	-	-	-	-	(1,994)	-	-	-	-	-	-	(77)
Polibutenos		-	(13,032)	12,699	-	-	-	-	333	-	-	-	-	-	-	-
Politeno Empreendimentos		9	-	-	-	-	-	-	-	-	-	(9)	-	-	-	-
Quantiq		94,244	-	-	-	-	-	(2,148)	8,213	-	-	387	-	-	-	100,696
Quattor	(i)	-	13,032	498,391	29,167	1,044,637	1,435,756	-	88,698	-	-	-	-	-	-	3,109,681
Quattor Petroquímica	(i)	-	4,270	1,781	(26,030)	-	724,920	-	157,863	(2,004)	-	(9)	-	-	-	860,791
Riopol	(i)	-	184,383	-	298,163	-	898,723	-	171,275	-	-	-	-	-	-	1,552,544
RPR	(i)	-	-	-	-	-	-	-	19,121	-	-	(4,415)	(929)	-	-	13,777
UNIPAR Comercial		-	-	30,932	-	5,523	-	-	8,040	-	-	-	-	-	-	44,495
Varient		14,007	(1,319)	-	-	-	-	(1,256)	1,071	-	-	-	-	-	(12,503)	-
		229,954	159,134	545,123	301,300	1,050,160	3,060,931	(3,404)	447,532	(2,004)	-	(5,434)	(929)	(101)	(13,823)	5,768,439
															-	-
Foreign Subsidiaries															-	-
Braskem America		3,821	-	-	-	-	335,467	-	154,048	-	-	2,756	1,511	(46,535)	-	451,068
Braskem Chile		4,989	-	-	-	-	-	-	646	-	-	51	-	-	-	5,686
Braskem Europa		114,826	-	-	-	-	7,836	-	(3,039)	-	-	(2,645)	-	(32,107)	-	84,871
Braskem Idesa		-	-	7,347	-	-	37,924	-	(11,304)	-	-	-	-	(392)	-	33,575
Braskem Inc.		15,679	-	-	-	-	180,760	-	(53,982)	-	-	-	25,491	-	-	167,948
Braskem Finance		32,697	-	-	-	-	-	-	(1,663)	-	-	-	-	-	-	31,034
IPQ Argentina		8,200	-	-	-	-	-	-	(2,997)	-	-	-	-	-	-	5,203
IPQ Chile		1,481	-	-	-	-	-	-	62	-	-	35	-	-	-	1,578
		181,693	-	7,347	-	-	561,987	-	81,771	-	-	197	27,002	(79,034)	-	780,963
															-	-
Total subsidiaries		411,647	159,134	552,470	301,300	1,050,160	3,622,918	(3,404)	529,303	(2,004)	-	(5,237)	26,073	(79,135)	(13,823)	6,549,402
															-	-
Associated companies															-	-
CETREL		115,993	-	-	-	-	5,369	(4,531)	12,882	(1,980)	3,881	108	-	-	-	131,722
Borealis		20,684	-	-	-	-	-	-	5,504	-	-	-	-	-	-	26,188
Total associated companies		136,677	-	-	-	-	5,369	(4,531)	18,386	(1,980)	3,881	108	-	-	-	157,910
															-

(i) The evolution of investment in Quattor, Quattor Petroquímica and Riopol is detailed in note 5.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c)        Breakdown of equity accounting result

	Parent Company		Consolidated
	2010	2009	2010	2009

Equity in the results of subsidiaries and jointly-controlled companies	529,303	(63,084)	3,432	(289)
Equity in the results of associates	18,386	10,235	21,191	10,235
Amortization of goodwill (i)	(3,984)	(6,758)	(4,225)	(6,758)
Provision for loss of investments	928	13,659	(96)	-
Realization of business combination (ii)	(105,619)	-	-	-
	439,014	(45,948)	20,302	3,188

(i)   Amortization of goodwill relating to the fair value increment of the fixed assets of the subsidiary Quattor Petroquímica and the associated Company Cetrel.

 (ii) In the consolidated income statement the realization of assets and liabilities arising in business combinations are located in net sales, cost of sales and services rendered, selling expenses, general and administrative expenses and other operating expenses (income), net.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

14                Property, Plant and Equipment

	Consolidated						Parent Company
	Land	Buildings	Machinery,	Projects in	Other	Total	Total
		and	equipment and
		improvements	facilities	progress
Cost	85,077	1,381,509	11,909,840	1,604,541	768,143	15,749,110	15,569,612
Adictional indexation	-	-	618,562	-	-	618,562	618,562
Accumulated depreciation/amortization	-	(511,190)	(4,399,001)	-	(204,224)	(5,114,415)	(5,021,474)
Provision by impairment	-	-	(159,237)	-	-	(159,237)	(159,237)
Balance on January 1st, 2009	85,077	870,319	7,970,164	1,604,541	563,919	11,094,020	11,007,463

Acquisitions / transfers	93	20,276	1,259,691	(498,558)	39,540	821,042	838,906
Merger / acquisition of companies	-	-	27,062	-	-	27,062	27,062
Business combination (fair value increment)	6,281	23,821	122,793	-	-	152,895	152,895
Write-offs, net of depreciation	-	(3,259)	(16,279)	(20,849)	(384)	(40,771)	(54,743)
Intangible transfers	-	-	-	(24,837)	-	(24,837)	(69,985)
Depreciation / depletion	-	(45,906)	(907,120)	-	(44,209)	(997,235)	(988,647)
Provision by impairment	-	-	(24,182)	(60,316)	-	(84,498)	(84,498)
Net Book value	91,451	865,251	8,432,129	999,981	558,866	10,947,678	10,828,453
Cost	91,451	1,422,347	13,921,669	999,981	807,299	17,242,747	17,021,993
Accumulated depreciation/amortization	-	(557,096)	(5,306,121)	-	(248,433)	(6,111,650)	(6,010,121)
Impairment	-	-	(183,419)	-	-	(183,419)	(183,419)
Balance on December 31, 2009	91,451	865,251	8,432,129	999,981	558,866	10,947,678	10,828,453

Acquisitions / transfers	-	39,396	1,370,541	182,655	96,414	1,689,006	1,307,279
Acquisition of companies	145,132	292,962	6,096,249	130,076	106,583	6,771,002	-
Business combination (fair value micrement)	180,892	51,399	1,239,098	-	29,044	1,500,433	-
Disposals of net depreciation	-	(14)	(11,947)	(29,797)	(1,849)	(43,607)	(14,939)
Intangible transfers	-	-	-	(13,368)	-	(13,368)	(8,548)
Depreciation / depletion	-	(57,871)	(1,370,121)	-	(56,880)	(1,484,872)	(1,012,061)
Net Book value	417,475	1,191,123	15,755,949	1,269,547	732,178	19,366,272	11,100,184
Cost	417,475	1,806,090	22,615,610	1,269,547	1,037,491	27,146,213	18,213,660
Accumulated depreciation/amortization	-	(614,967)	(6,676,242)	-	(305,313)	(7,596,522)	(6,930,057)
Impairment	-	-	(183,419)	-	-	(183,419)	(183,419)
Balance on December 31, 2010	417,475	1,191,123	15,755,949	1,269,547	732,178	19,366,272	11,100,184

Average annual rates of depreciation / exhaustion		4.12%	6.72%	-	14.61%	-	-

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The projects in progress largely involve the implementation of projects in industrial units, operating improvements to increase the useful life of machinery and equipment and projects in the areas of health, safety and the environment.

Impairment test for property, plant and equipment

In preparing the Business Plan for the 2011/2015 period, the Company’s management analyzed expectations for the major variables that affect the Company’s business, in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that 1) it does not include any situation that may prevent the continued operation of Braskem’s assets, both in terms of obsolescence of the industrial park and technology used, as well as of legal restrictions. The Company’s Management believes that the plants will operate at full capacity, or close to it, within the projected timeframe. Also, no substantial changes to the Company’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future businesses, with the exception of the seasonal price and profitability increases and decreases, which are historically associated to petrochemical businesses worldwide. Furthermore, no new technologies or raw materials are expected, which could negatively impact Braskem’s future performance. The Company expects to continue to operate in a regulatory environment that targets environmental preservation, which is absolutely in line with Braskem’s practices.

The major variables analyzed and respective conclusions are as follows:

•           Industrial GDP growth – historically there has been a correlation between the volume of sales of polypropylene, polyethylene, and PVC and Brazil’s industrial GDP growth. Based on the scenario projected by specialist consultants, management expects an average GDP growth of 4% per year for the period analyzed, which should be reflected in the Company’s volume of domestic sales.

•           Naphtha price – based on the scenario projected by specialist consultants, management expects price increases to average 11% per year, despite the oversupply in Europe and Arabian Gulf. In addition, there is a trend toward crackers substituting Naphtha for gas-based materials. This increase will be reflected in the resin price.

•           Brazil’s GDP growth – In 2011 GDP will reflect growth due to the increased share of emerging countries. In the coming years the growth rates of developed countries will continue their downward trend (average 2% per year) due to the high level of debt incurred to sustain the increase in government spending to counteract the effects of the financial crisis.

•           Inflation – Inflation remains high, due to higher consumption after 2009 as a result of an increase in consumer confidence. In addition, a decrease in the unemployment rate has led to an increase in income and wages.

•           Exchange rate – An appreciation of the Real is expected for 2011 due to the significant foreign investments attracted by high interest rates. In the long run a rise in international interest rates tends to reduce foreign capital inflow, resulting in devaluation of the Real.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Based on the above-mentioned analyses, the Company’s management believes that the assets of the Quattor, Braskem Americas and Chemicals Distribution business units and the UNIB Bahia cash generating unit need not be tested for impairment. Despite this conclusion, the Company tested the Polyolefins and Vinyls business units and the Unib Sul cash generating unit for impairment because they have goodwill based on expected future profitability (Note 15).

Additional indexation of property, plant and equipment

The Company elected to adopt the additional indexation, adjusting the opening balances as of January 1, 2009, the transition date (Note 4.b).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

15                Intangible Assets

	Consolidated					Parent Company
	Goodwill
	based on			Costumers
	expected future	Brands and	Software	and
	profitability (i)	patents	licenses	agreements	Total	Total

Cost	3,246,668	131,249	281,485	-	3,659,402	3,612,182
Accumulated amortization	(1,182,961)	(42,876)	(91,678)	-	(1,317,515)	(1,321,676)
Balance on January 1, 2009	2,063,707	88,373	189,807	-	2,341,887	2,290,506

Write-offs	-	(2)	(4,779)	-	(4,781)	(4,707)
Transfer	-	19	24,837	-	24,856	69,961
Amortization	-	(31,779)	(12,324)	-	(44,103)	(43,749)
Net book value	2,063,707	56,611	197,541	-	2,317,859	2,312,011
Cost	3,246,668	131,266	301,543	-	3,679,477	3,677,436
Accumulated amortization	(1,182,961)	(74,655)	(104,002)	-	(1,361,618)	(1,365,425)
Balance on December 31, 2009	2,063,707	56,611	197,541	-	2,317,859	2,312,011

Acquisitions / transfers	-	-	17,042	-	17,042	-
Merger / acquisition	-	87,380	94,583	252,266	434,229	-
Business combination	-	1,697	-	392,181	393,878	-
Write-offs	-	-	(1,245)	-	(1,245)	-
Transfer from PP&E	-	-	13,368	-	13,368	8,548
Amortization	-	(8,477)	(48,607)	(38,865)	(95,949)	(40,448)
Net balance	2,063,707	137,211	272,682	605,582	3,079,182	2,280,111
Cost	3,246,668	220,343	425,291	644,447	4,536,749	3,685,984
Accumulated amortization	(1,182,961)	(83,132)	(152,609)	(38,865)	(1,457,567)	(1,405,873)
Balance on December 31, 2010	2,063,707	137,211	272,682	605,582	3,079,182	2,280,111

Weight average rate annual amortiz	-	5.23%	12.85%	6.63%	-	-

(i)            Impairment test of goodwill based on future profitability

The goodwill grounded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 01 (R1) and IAS 36.

The impairment test as applied to the business units and cash generating units containing the allocated goodwill the test it is realized in December or in other months depends of the circumstances and necessity.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

At December 31, 2010, the Company evaluates the profitability of goodwill using the method of value in use and based on the test results there is no loss to be registered as demonstrated on the table below:

Cash generating units and Business Units	Goodwill	Cash Flow	Book value (with goodwill)	% Cash Flow/ Book value
CGU – UNIB-RS	1,007,433	6,604,427	1,537,206	330
UN – Polyolefins (segment)	863,921	12,241,079	5,293,953	131
UN – Vinyls (segment)	192,353	2,826,600	2,340,541	21

Total	2,063,707	21,672,106	9,171,700	136

The cash generating unit UNIB-RS is part of the Basic Petrochemicals segment which is divided into two separate units. The other cash generating unit, named UNIB-BA does not have any goodwill registered in it. Polyolefins UN is also a segment and is divided in two UGC´s: polyethylene and polypropylene. The impairment test is performed considering the UN as a whole business. UN - Vinyls is a separate CGU and also a segment.

The cash flow projection is 5 years for the period ended at December 2010. The premises used to determine the discounted cash flow includes: Projection of cash flow based on estimates of business for the future cash flows, discounted rates based on the WACC and growth rate to determine the perpetuity based on annual national consumer price index (“IPCA”). The growth rate and the discounted WACC were 4.6% and 10.69% per annum, respectively.

Sensitivity Analysis

According the impact in the potential cash flow related to “discount rate” and “growth rate to perpetuity” the Company executed sensitivity analysis with changes and the result is presented on the table below:

Cash generating units and Business Units and Business Units	+0.5% on discount rate	-0.5% on growth rate to perpetuity
Cash generating units and Business Unities – Unib-RS	6,307,744	6,553,038
UN – Polyolefins (segment)	11,610,637	12,173,872
UN – Vinyls (segment)	2,681,144	2,808,478

Total	20,599,525	21,535,388

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

16                            Other Accounts Payable

The composition of other accounts payable is as follows:

		Parent Company			Consolidated
		2010	2009	01/01/2009	2010	2009	01/01/2009
Credit notes		828	1,249	36,978	6,365	1,249	37,113
Commissions / customer bonus		1,026	6,776	23,668	4,823	6,776	23,668
Leasing agreements		13,187	18,741	-	27,693	18,741	-
Trade notes payable	(i)	226,894	-	-	230,085	-	-
Labor agreements (Note 25(a))		72,437	-	-	83,875	-	-
Other accounts payable		49,130	41,940	49,654	133,085	61,387	64,263
Total		363,502	68,706	110,300	485,926	88,153	125,044

Current liabilities		125,935	5,394	55,787	233,322	24,835	68,306
Non-current liabilities		237,567	63,312	54,513	252,604	63,318	56,738
		363,502	68,706	110,300	485,926	88,153	125,044

(i)                 The December 31, 2010 balance includes the amount of R$ 217,006 relating to notes payable to BNDESPAR for acquisition of Riopol shares. (Note 1 (f.2)(ix)).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

17                Loans and Financing

	Annual financial charges		Consolidated
	Monetary restateme nt	Average interest (except where indicated)	2010	2009	01/ 01/ 2009
Foreign currency
Eurobonds	Note 17 (a)	Note 17 (a)	3,927,712	2,250,037	3,023,099
Advances on exchange contracts	US$ exchange variation	6.61%	-	1,098	149,852
Prepayment of exports	Note 17 (b)	Note 17 (b)	2,287,738	2,669,597	4,000,282
Medium-Term No tes	US$ exchange variation	11.75%	438,031	457,748	618,684
FINIMP	US$ exchange variation	4.02%	-	16,586	-
Raw materials financing	US$ exchange variation	6.42%	15,142	16,077	21,532
Financing of fixed assets	US$ exchange variation	4.45%	352,480	-	-
BNDES	Post-fixed monetary restatement (UMBNDES) (i)	6.62%	11,383	14,565	33,624
	US$ exchange variation	6.37%	296,318	181,293	202,666
Wo rking capital	US$ exchange variation	7.49%	658,942	674,373	905,216
	Post-fixed monetary restatement	105.5% of the CDI	1,301	-	-
Project Ffnancing (NEXI)	YEN exchange variatio n	0.95% above the TIBOR	66,602	101,895	195,713
Trade bills discounted			-	361,939	587,705
Funding cost, net	Note 17 (h)	Note 17 (h)	(29,195)	(28,041)	(45,806)
			-	-	-
Local currency			-	-	-
Working capital	Post-fixed monetary restatement	100.0% to 116% of the CDI	867,570	687,638	363,630
		12.14%	266,145	18,292	-
		115% to 130% of the CDI+IOF	-	-	25,107
	TR	Fixed interest of 9.93%	-	79,473	-
FINAME	TJ LP	1.34%	9,842	160	2,000
		5.46%	1,024	-	-
BNDES	TJ LP	3.03%	2,419,712	1,363,294	1,369,308
BNDES EXIM		7.00%	150,452	-	-
BNB		8.50%	213,686	385,428	248,296
FINEP	Post-fixed monetary restatement (TJ LP )	0.01%	61,975	84,246	57,229
		4.50%	10,004	-	-
FUNDES		6.00%	187,419	-	-
Trade bills discounted			-	479	551,267
Funding cost, net	Nota 17 (h)	Note 17 (h)	(3,538)	(10,744)	-
To ta l			12,210,74 5	9,325,433	12,309,404
Current liabilities			1,206,444	1,890,494	3,279,463
Non-current liabilities			11,004,301	7,434,939	9,029,941
To ta l			12,210,745	9,325,433	12,309,404
(i) UMBNDES = BNDES monetary unit

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(a)       Eurobonds

The breakdown of Eurobond operations is shown below:

	Issue amount		Interest	Consolidated
Issue Date	(US$ in thousands)	Maturity	(% per annum)	2010	2009	01/01/2009
July 1997	250,000	June 2015	9.38	251,861	263,198	353,265
June 2005	150,000	N/A	9.75	-	262,231	351,960
April 2006	200,000	N/A	9.00	339,143	354,409	475,680
September 2006	275,000	January 2017	8.00	473,886	495,216	667,811
June 2008	500,000	June 2018	7.25	837,294	874,983	1,174,383
May 2010	400,000	May 2020	7.00	673,348	-	-
May 2010	350,000	May 2020	7.00	589,180	-	-
October/2010	450,000	N/A	7.38	763,000	-	-

Total	2,575,000			3,927,712	2,250,037	3,023,099

(b)       Export Prepayments (“EPP”)

The breakdown of operations is shown below:

	Initial transaction			Consolidated
	amount (US$
Issue Date	thousand)	Maturity	Charges (% per annum)	2010	2009	1/1/2009
June 2005	10,000	June 2009	US$ FX variation + 3-month Libor + 1.88%	-	-	11,713
July 2005	10,000	June 2010	US$ FX variation + 6-month Libor + 2.05%	-	3,486	14,032
December 2005	55,000	December 2012	US$ FX variation + 6-month Libor + 1.60%	45,837	-	-
May 2006	10,000	May 2009	US$ FX variation + 6-month Libor + 1,88% (0.70% - 01/01/2009)	-	-	23,464
May 2006	20,000	January 2010	US$ FX variation + 1-year Libor + 0.30%	-	-	48,912
July 2006	95,000	June 2013	US$ FX variation + 2.67%	51,166	74,148	114,202
July 2006	75,000	July 2014	US$ FX variation + 2.73%	89,561	119,718	178,265
March 2007	35,000	March 2014	US$ FX variation + 4.10%	58,630	61,298	82,691
April 2007	150,000	April 2014	US$ FX variation + 3.40%	250,662	262,749	354,588
October 2007	315,525	January 2010	US$ FX variation + 4-month Libor + 1.0%	-	545,210	738,033
November 2007	150,000	November 2013	US$ FX variation + 3.53%	250,410	261,822	351,817
February 2008	150,000	February 2009	US$ FX variation + average interest rate of 1.59%	-	-	362,445
October 2008	725,000	October 2013	US$ FX variation + 5.64%	670,378	1,269,210	1,720,120
May 2009	20,000	January 2011	US$ FX variation + 6-month Libor + 4.06% (i)	-	36,315	-
August 2009	20,000	July 2011	US$ FX variation + 6-month Libor + 5.00%	34,482	35,641	-
March 2010	100,000	March 2015	US$ FX variation + 4.67%	168,752	-	-
May 2010	150,000	May 2015	US$ FX variation + 6-month Libor + 2.40%	250,631	-	-
June 2010	150,000	June 2016	US$ FX variation + 6-month Libor + 2.60%	250,419	-	-
December 2010	100,000	December 2017	US$ FX variation + 6-month Libor + 2.47%	166,810	-	-

Total	2,340,525			2,287,738	2,669,597	4,000,282

(i)  Prepaid operation liquidity

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c)        Project financing

In March and September 2005, the Company obtained loans in Japanese yen from Nippon Export and Investment Insurance ("NEXI"), of YEN 5,256,500 thousand R$ 136,496 and YEN 6,628,200 thousand R$ 141,529 respectively. The principal is payable in eleven semi-annual installments, with the first in March 2007 and the last in June 2012.

As described in Note 19(f.3), the Company entered into swap contracts for all of this debt which in effect changes the annual interest cost of the tranche drawn down in March 2005 to 101.59% of the CDI and that of the tranches drawn down in September 2005 to 104.29% and 103.98% of the CDI. The swap contracts were made with first-tier foreign banks and their maturities, currency, rates and amounts are perfectly matched to the debt contracted. The result of the swap contracts is included in the financial result (Note 31).

(d)       Payment schedule

The amounts of borrowing maturing in the long-term is as follows:

	Consolidated
	2010	2009	01/01/2009

2010	-	-	639,155
2011	-	1,131,545	864,305
2012	1,238,243	1,262,752	1,258,640
2013	1,814,902	1,209,739	1,401,705
2014	1,691,089	809,365	948,423
2015	1,069,774	345,353	393,906
2016	671,495	88,702	72,210
2017	683,258	493,438	641,016
2018	1,082,112	1,092,855	1,466,806
2019	159,965	130,590	175,275
2020 and thereafter	2,593,463	870,600	1,168,500

Total	11,004,301	7,434,939	9,029,941

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(e)        Guarantees

The Company has provided the following guarantees for part of its financing:

Parenty Company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	June 2016	181,770	181,770	Mortgage of plants, pledge of machinery and
				equipment and bank surety
BNDES	January 2020	1,907,729	1,907,729	Mortgage of plants, land and property, pledge of
				machinery and equipment
NEXI	June 2012	66,602	66,602	Insurance policy
Prepayments	March 2014	58,630	58,630	Mortgage guarantees and lands
FINEP	January 2019	71,978	71,978	Bank surety
FINAME	May 2012	532	532	Pledge of equipment

Total		2,287,241	2,287,241

Consolidated

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	June 2016	181,770	181,770	Mortgage of plants, pledge of machinery and
				equipment and bank surety
BNDES	January 2020	2,727,413	2,727,413	Mortgage of plants, land and property, pledge of
				machinery and equipment
NEXI	June 2012	66,602	66,602	Insurance policy
Working capital financing activities	April 2017	30,561	152,806	Factoring
Prepayments	March 2014	58,630	58,630	Mortgage guarantees and lands
FINEP	January 2019	71,978	71,978	Bank surety
FINAME	May 2014	10,220	10,220	Pledge of equipment
Total
		3,147,174	3,269,419

(f)        Borrowing costs capitalized

The Company capitalized financial charges during 2010 (Note 2.11) in the amount of R$ 43,491. The average rate of these charges in the period was 6.0% per annum including foreign exchange and monetary variation.

(g)       Covenants

Some of the loan and financing agreements of the Company and its subsidiaries establish limits for certain financial measures linked to the capacity for indebtedness and payment of interest.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA generating capacity. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA over the past twelve months. This indicator is expressed in reais or U.S. dollars, depending on the contractual conditions. If expressed in US$, the closing PTAX is used to calculate the net debt and the average US$ over the last four quarters to calculate the EBITDA.

The second indicator defined in the contracts is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received. This indicator is determined on a quarterly basis and only calculated in U.S. dollars.

A summary of these trnasactions and their limiting factors is:

Operation	Indicator/Limit	Currency
Debentures	Net Debt/EBITDA < 4.5	R$
NEXI financing	Net Debt /EBITDA < 4.5	US$
EBITDA /Net interest > 1.5
Prepayment of exports	Net Debt /EBITDA < 4.5	US$
EBITDA/Net Interest > 2.0

The calculation of EBITDA for these transaction is determined as follows:

Consolidated
Debentures	EBITDA = GP (-)GAS (+) DAC (+/-) OIE
NEXI, prepayment of exports	EBITDA = GP (-)GAS (+) DAC (+/-) OIE (+) DIOC
GP=Gross profit	OIE = Other operating income and expenses
GAS=General, administrative and selling expenses	DIOC = Dividends and interest on capital received from non-consolidated companies
DAC=Depreciation allocated to the cost of products sold

The penalty for failing to comply with these financial measures is the possibility of accelerating debt maturities, except for involving debentures, where debt can only be prepaid by the issuance of new debt with a new indicator limit, after the issue, of more than 4.5.

On December 31, 2010, all the were complied with.

(h)   Transaction costs

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The expenses incurred to structure certain loans were considered as part of the cost of the transaction as defined in CPC 8 (R1) and IAS 39. The changes to the balance of transaction costs were as follows:

	Consolidated
	Exports		Working
	prepayments	Eurobonds	capital	Total
Balance on January 1st, 2009	30,043	15,763	-	45,806
Costs incurred	-	-	15,959	15,959
Amortizations	(12,509)	(5,256)	(5,215)	(22,980)
Balance on December 31, 2009	17,534	10,507	10,744	38,785
Initial balance of acquired companies	-	-	-	-
Costs incurred	-	7,377	-	7,377
Amortizations	(4,568)	(1,667)	(7,194)	(13,429)
Balance on December 31, 2010	12,966	16,217	3,550	32,733

The amounts to be appropriated to future results are as follows:

	Consolidated
	Exports
	prepayments	Eurobonds	Other	Total
2011	5,808	1,974	565	8,347
2012	4,459	1,974	565	6,998
2013	2,147	1,974	565	4,686
2014	220	1,974	563	2,757
2015	220	1,974	562	2,756
2016	112	1,974	562	2,648
2017	-	1,974	168	2,142
2018	-	1,356	-	1,356
2019	-	737	-	737
2020 and thereafter	-	306	-	306
	12,966	16,217	3,550	32,733

18                Debentures (Public Issue of Non-Convertible Debentures)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Unit				Consolidated
Issue	value	Maturity	Interest	Payment of interest	2010	2009	01/01/2009

13th	R$ 10	January 2010	104.1% of CDI	Semi-annually, of December/2005	-	302,261	303,481

14th	R$ 10	September 2011	103.5% of CDI	Semi-annually, of March/2007	517,741	514,468	522,795
					517,741	816,729	826,276

Current liabilities					517,741	500,000	26,276
Non-current liabilities					-	316,729	800,000
Total					517,741	816,729	826,276

19                Financial Instruments

19.1 - Non-derivative financial instruments

Braskem and its subsidiaries held on December 31, 2010 and 2009 the following non-derivative financial instruments, as defined by CPC 38 and IAS 39.

			Book value			Fair value
	Classification by category and level		2010	2009	01/01/2009	2010	2009	01/01/2009

Cash and cash equivalents (Note 6)
Cash and banks	Loans and receivables		252,925	335,167	147,647	252,925	335,167	147,647
Financial investments in Brazil	Held for trading	Level 1	2,208,475	1,613,189	1,636,428	2,208,475	1,613,189	1,636,428
Financial investments abroad	Held for trading	Level 1	162,870	734,712	629,674	162,870	734,712	629,674
			2,624,270	2,683,068	2,413,749	2,624,270	2,683,068	2,413,749

Marketable securities (Note 7)
Available for sale	Available for sale	Level 1	-	261,884	331,452	-	261,884	331,452
Held for trading	Held for trading	Level 1	84	25,761	-	84	25,761	-
Held for trading	Held for trading	Level 2	236,235	147,855	187,446	236,235	147,855	187,446
Held to maturity	Held to maturity		28,706	15,811	9,717	28,706	15,811	9,717
			236,319	435,500	518,898	236,319	435,500	518,898

Trade accounts receivable (Note 8)	Loans and receivables		1,956,951	1,725,250	2,173,737	1,956,951	1,725,250	2,173,737

Related parties (Note 10)
Assets	Loans and receivables		53,742	100,725	45,953	53,742	100,725	45,953
Liabilities	Loans and receivables		31,386	-	-	31,386	-	-

Suppliers	Other financial liabilities		5,201,162	3,882,012	4,939,433	5,201,162	3,882,012	4,939,433

Financing (Note 17)
Foreign currency	Other financial liabilities		8,055,649	6,745,208	9,738,373	8,127,648	6,645,480	8,592,302
Local currency	Other financial liabilities		4,187,829	2,619,010	2,616,837	4,187,829	2,618,531	2,054,954
			12,243,478	9,364,218	12,355,210	12,315,477	9,264,011	10,647,256

Debentures (Note 18)	Other financial liabilities		517,741	816,729	826,276	516,562	810,016	803,360

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arms’ length transaction and not in a forced sale or settlement. The following methods and assumptions were adopted to estimate the fair value:

a)      The fair value of held for trading and held to maturity:

Level 1 – active market price quotation;

Level 2 – market price quotation or financial institution, agencies and similar instruments quotation.

b)       Trade accounts receivables, suppliers and other short term obligations close to its accounting value according the due date on short term of these instruments.

c)      The fair value of related parties is the fair value of the transaction at the end of each period, i.e., equal to the carrying amount.

d)      The fair value of loans and financing is estimated by discounting future contractual cash flows at the market interest rate for similar financial instruments.

e)      The fair value of debentures is obtained from secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

19.2- Risks and derivative financial instruments

(a)     Risk management

The Company is exposed to market risks arising from changes in commodity prices, exchange rates, and interest rates, as well as credit risk arising from the possibility of default of counterparties in financial investments, accounts receivable, and derivatives.

The Company has adopted procedures for managing market and credit risks in conformity with a new Financial Policy approved by the Board of Directors on August 9, 2010. The objective of risk management is to protect the Company's cash flow and reduce threats to the funding of its operating working capital and investment programs.

(b)     Exposure to foreign exchange risks

The Company has business operations denominated in or indexed to foreign currencies. The Company's raw materials and products are in accordance with or heavily influenced by international commodity prices, which are usually denominated in U.S. dollars. Additionally, the Company has long-term loans in foreign currencies, which cause exposure to changes in exchange rates between the Brazilian real and the foreign currency. The Company manages its exposure to exchange rates through a mix of debt in foreign currencies, investments in foreign currencies, and derivatives. The Company's financial policy for foreign exchange risk management includes maximum and minimum limits of coverage that must be followed, which are continuously monitored by management.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c)      Exposure to interest rate risks

The Company is exposed to the risk that a change in floating interest rates may cause an increase in its expenses related to payments of future interest. Its debt in foreign currency at floating rates is mainly subject to fluctuations in LIBOR. Its local currency debt is mainly subject to the variation of TJLP, fixed rates in designated for hedge accounting Brazilian real and the daily variation of the CDI. Braskem has swap contracts designated for hedge accounting with receiving positions in floating Libor and paying positions at fixed rates.

(d)     Exposure to commodity risks

The Company is exposed to price fluctuations of various petrochemical commodities,  in particular, its main raw material naphtha. The Company seeks to pass on price fluctuations of raw materials caused by fluctuations in international prices. However, part of its sales may be made through contracts with fixed prices or with a maximum and/or minimum fluctuation band. These contracts can be commercial agreements or derivative contracts relating to future sales. Subsidiary Braskem PP Americas has fixed price purchase agreements, has entered into derivatives, designated for hedge accounting, changing fixed prices for market prices.

(e)      Exposure to credit risks and liquidity

•        Credit risks

The operations that subject the Company to a concentration of credit risk mainly relate to bank current accounts, financial investments, and accounts receivables where the Company is exposed to the risk of the financial institution or the customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with large financial institutions, considering the concentrations according to their rating  and the price observed daily in the market for credit default swaps  referenced to the institutions, as well as net settlement contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

With respect to customer credit risk, the Company protects itself by performing a rigorous analysis before granting credit and obtaining collateral and guarantees when considered necessary.

•         Liquidity risks

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The management of liquidity risk assures to the Company that it will have sufficient cash to attend operational necessities, through the drawdown of committed credit lines available at any times.

The table below analyses the financial liabilities of the company by maturity, corresponding to the period remaining on the balance sheet until the contractual maturity date.

	Consolidated
	Less than	Between 1 and	Between 2 and	More than	Fair Value
	1 year (i)	2 years (i)	5 years (i)	5 years (i)	Total
At December 31, 2010
Current
Suppliers	5,201,162	-	-	-	5,201,162
Financing	1,206,444	-	-	-	1,206,444
Debentures	517,741	-	-	-	517,741
Hedge accounting (f.3 (i))	36,424	-	-	-	36,424
Derivatives (f.3 (i))	12,002	1,698	-	-	13,700
Non-Current
Financing	-	1,238,243	4,575,765	5,190,293	11,004,301
Hedge accounting	-	29,558	4,875	-	34,433

At December 31, 2009
Current
Suppliers	3,858,783	-	-	-	3,858,783
Financing	1,890,494	-	-	-	1,890,494
Debentures	316,729	-	-	-	316,729
Hedge accounting (f.3 (i))	52,559	-	-	-	52,559
Derivatives (f.3 (i))	16,607	9,411	1,090	-	27,108
Non-Current	-	-	-	-	-
Suppliers	-	23,229	-	-	23,229
Financing	-	1,131,545	3,281,856	3,021,538	7,434,939
Debentures	-	500,000	-	-	500,000
Hedge accounting (f.3 (i))	-	29,204	(2,959)	-	26,245

(i) Maturity range presented is not determined by the Standards, but, based on contracts signed

(f)       Derivative financial instruments

Derivative financial instruments are recognized in the balance sheet at their fair value as an asset or liability depending on whether the fair value represents a positive or negative balance for the Company, respectively. Derivative financial instruments are necessarily classified as "held for trading". The periodic variations of the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified as a hedge for accounting purposes.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

All derivative financial instruments held at December 31, 2010 were contracted on the OTC market with large financial counterparties under global derivative contracts in Brazil and abroad.

The Company uses derivative financial instruments for the following purposes:

f.1) Hedging: The Company's Financial Policy includes an ongoing program of short-term hedging of the currency risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each operation. In general, the Company includes the need of a hedge in the analysis of prospective transactions and tries to tailor it to the operations being considered in addition to maintaining it for the full term of the operation that it is covering.

The Company may elect derivatives as hedges for the purposes of applying hedge accounting according to CPCs 38, 39 and 40 (IAS 32, 39 and IFRS 7). The designation as a hedge for accounting purposes is not mandatory. In general the Company would choose to designate derivatives for hedge accounting when it is expected that this results in a significant improvement in showing the offsetting effects of derivatives on the variations of the hedged items.

On December 31, 2010, the Company had financial derivative contracts with a nominal value of R$ 2,257,789 (December/2009 - R$2,338,466) of which R$279,495 was related to hedge transactions linked to financing of projects and R$1,978,294 linked to EPP and loan transactions (see Notes f, f.3 (i.a) and (i.b) below). Also in 2010, Braskem  and its wholly-owned subsidiary Braskem Inc. settled in advance US$ 545 million of the export prepayment obligations. Consequently, it settled the interest rate swap, which was linked to the EPP, of the same amount. This debt settlement was made at the accrued value and the swap at its market value. Braskem and that subsidiary incurred a financial expense of US$ 33.16 million as a result of the early swap settlement.

f.2) Modifying return on other instruments: The Company may use derivatives to modify the return on investments or interest rates or the monetary restatement  of financial liabilities according to its judgment as to the most appropriate conditions for the Company. If the risk of the modified return through derivatives is substantially lower for the Company, the transaction is considered a hedge. When the Company uses derivatives to modify the returns on investments, it seeks to equalize the obligations of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or the monetary restatement of liabilities, its purpose is to equalize the rights of the derivative with the obligations in the liabilities. These operations to modify the return on investments or interest rate or index to adjust financial commitments are made for an amount not exceeding the investment or underlying commitment. The Company does not take leveraged positions in derivatives. On December 31, 2010, the Company had no transactions of this nature.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

f.3) Monetization of certain risks: the Company may use derivatives to monetize certain risks that it deems acceptable due to its export profile. When monetizing a risk, Braskem earns a financial income in exchange for financial compensation to the counterparty on the occurrence of a specific event. On December 31, 2010, the Company had no trasactions of this nature.

•           Hierarchy fair value

The Company applies CPC 40 and IFRS 7 for financial instruments measured at fair value in the balance sheet, which require the disclosure of measurements through the fair value hierarchy:

a)   Level 1 - Public sources, when the derivative is traded on an exchange;

b)   Level 2 - By discounted cash flow techniques when the derivative is a forward purchase or sale agreement or swap contract, or models for evaluating option contracts such as the Black-Scholes model when the derivative has the characteristics of an option; and

c)   Level 3 – Inputs for assets and liabilities that are not based on data adopted by the market (that is, unobservable inputs).

The inputs of the valuation models are obtained from sources that reflect the most current observable market prices, particularly the future interest curves and prices of currencies published by the commodities and Futures Exchange, the spot exchange rates published by the Central Bank of Brazil, and international interest curves published by widely known pricing service companies, such as Bloomberg or Reuters.

On December 31, 2010, the Company did not have derivatives that required unobservable assumptions for calculating their fair value.

The table below shows the operations with derivative financial instruments of Braskem and its subsidiaries as of December 31, 2010. The Loss (gain) column shows the effect recognized in financial income or expense associated with the settlements and the variation in fair value of derivatives in the period ended December 31, 2010:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Consolidated

						Carrying
		Nominal		Balance on	Loss	value	Balance on
Identification		value	Maturity	December 2009	(gain)	adjustments	December 2010

Derivative transaction
Yen-CDI swap
(Note 25, f.3i (i.a))	(*)	R$ 279,495	June 2012	27,108	(13,408)	-	13,700
				27,108	(13,408)	-	13,700

Current liabilities (hedge accounting operations and other derivatives)				27,108			13,700
				27,108			13,700
Fair value rank: Level 2 - Interest and foreign exchange curves are obtained from Bloomberg

Hedge accounting transactions

Braskem Inc.
Interest rate
swaps (Libor x fixed)	(**)	US$ 400,000 thousand	October 2013	73,333	30,334	(60,777)	42,890
		US$ 400,000 thousand		73,333	30,334	(60,777)	42,890

Braskem
Interest rate
swaps (Libor x fixed)	(**)	US$ 426,146 thousand	July 2014	5,471	17,490	(1,846)	21,115

Interest rate
swaps (Libor x fixed)	(**)	US$ 100,000 thousand	March 2015	-	12,653	(7,780)	4,873
		US$ 526,146 thousand		5,471	30,143	(9,626)	25,988
Interest rate
swaps (fixed rate x %CDI)	(**)	US$ 42,612 thousand	September 2012	-	-	456	456

Braskem America
Interest rate
swaps (Libor x fixed)	(**)	US$ 210,000 thousand	April 2015	-	4,837	(3,314)	1,523

PP Americas
Sale price swaps	(***)	US$ 5,732 thousand	June 2011	-	-	(1,300)	(1,300)

		US$ 1,184,490 thousand		78,804	65,314	(74,561)	69,557

Current assets (other trade accounts receivables)				-	-	-	(1,300)
Non-current assets (other trade accounts receivable)				(5,334)	-	-	-
Current liabilities (accounting hedge transactions and other derivatives)				52,559	-	-	36,424
Non-current liabilities (accounting hedge transactions)				31,579	-	-	34,433
				78,804			69,557
Fair value rank: Level 2 - Interest and foreign exchange curves are obtained from Bloomberg
(*) Exchange hedge on NEXI financing
(**) Interest rate hedge (designated for hedge accounting)
(***) Sales price hedge (designated for hedge accounting).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

i)     Derivatives outstanding at December 31, 2010

The Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI) – linked swaps

The Company held on December 31, 2010 four currency swap contracts with a total nominal value of R$ 279,495 to hedge loans obtained in yen with floating interest rates and maturities in March and June, 2012.

The objective of these swaps is to mitigate the risk of fluctuations in the exchange rate between the real and yen related to the funding and the risk of variation in future expenses with the interest payments. The periods, amounts, settlement dates, and interest rates in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

	Nominal value			Fair value
Identification	(US$ thousands)	Interest rate	Maturity date	2010	2009
Swap NEXI I	28,987	104,29%CDI	June 2012	1,051	1,907
Swap NEXI II	136,495	101,85%CDI	March 2012	9,283	18,449
Swap NEXI III	86,110	103,98%CDI	June 2012	3,089	5,635
Swap NEXI IV	27,903	103,98%CDI	June 2012	277	1,117
Total	279,495			13,700	27,108

In current liabilities (hedge accounting transactions and other derivatives)				13,700	27,108

These contracts may require that Braskem make guarantee deposits under certain conditions. On December 31, 2010 there was no guarantee deposit placed by Braskem in relation to these derivatives. The counterparties in these operations are top-tier banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The Company has elected not to designate these swaps as hedges for the application of hedge accounting, since the main risk protected—the variation of the exchange rate—is satisfactorily represented by the offsetting results of exchange variation of the loan and the variation in the derivative's fair value. Consequently, the periodic variations in the fair value of the swaps are recorded as financial income or expense in the same period in which they occur. The Company recognized a financial income of R$13,408 related to the variation in the fair value of these swaps between December 31, 2009 and December 31, 2010.

i.b) Export prepayment-linked rate swaps and loans

The Company and its subsidiaries Braskem Inc. and Braskem America, held on December 31, 2010 seventeen interest rate swap contracts with a nominal value totaling US$ 1,136,146,000 relative to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October/2008, April/2009, and June/2010 maturing in October/2013, July/2014, and March and April/2015. In these swaps the Company receives floating rates (LIBOR) and pays fixed rates, periodically, coinciding with the cash flow of the export prepayment debt. The purpose of these swaps is to mitigate the variation of future service expenses caused by fluctuations in the LIBOR rate. The periods, amounts, settlement dates, and floating interest rates match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

For hedge accounting purposes, these swaps were designated as hedges of the risk in LIBOR fluctuations on the specified debts. The periodic variation of the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting the variations in cash flow of the item hedged are recognized in the equity as Other comprehensive income until the respective variation of the hedged item impacts the statement of income. The effects of LIBOR on the hedged item are expected to impact the results of the Company and its subsidiaries in each period of appropriation of the interest on the debt, beginning on the date of disbursement until its maturity.

The Company tests the effectiveness of these hedges on each reporting date by the cumulative monetary offset method. Under this method the hedge is considered effective if the cash flow variation of the derivative is between 80% and 125% of the hedged item caused by the risk that is being covered.

The test of effectiveness as of December 31, 2010, showed that derivatives were effective in offsetting variations of the hedged item caused by fluctuations in LIBOR from the time of contracting the derivatives until the end of the reporting period, and that all other conditions for qualification of these instruments for hedge accounting are met. Consequently, the effective portion of the variation in fair value of the derivatives, amounting to R$74,561 (Note 19, f.3(iii)), was recorded as Other comprehensive income. The Company reclassified the amount of R$ 68,529 from carrying value adjustments to financial income. These figures refer to the portion of the offsetting effect of the derivatives on the hedged item relative to the period ended December 31, 2010. The characteristics of each swap transaction are listed below, by company:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

  Braskem Inc.:

	Nominal value	Interest rate	Maturity date		Fair value
Identification	(US$ thousands)			2010	2009
Swap EPP V	50.000	3.3050	October 2013	4,945	4,329
Swap EPP VI	100.000	3.5800	October 2013	11,064	10,276
Swap EPP VII	50.000	3.3150	October 2013	4,966	4,362
Swap EPP VIII	100.000	3.5250	October 2013	10,830	9,979
Swap EPP IX	100.000	3.5850	October 2013	11,085	10,302
Subtotal	400.000			42,890	39,248
Settled in advance in 2010
Swap EPP I	100.000	3.9100	October 2013	-	10,432
Swap EPP II	100.000	3.9100	October 2013	-	10,432
Swap EPP III	100.000	3.9250	October 2013	-	10,652
Swap EPP IV	25.000	3.8800	October 2013	-	2,569
Total	725.000			42,890	73,333

Current liabilities (hedge accounting transactions and other derivatives)				19,270	41,754
Non-current liabilties (hedge accounting transactions)				23,620	31,579
Total				42,890	73,333

  Braskem

	Nominal value	Interest rate	Maturity date		Fair value
Identification	(US$ thousands)			2010	2009
Swap EPP X	35.000	2.5040	March 2014	1,786	1,108
Swap EPP XI	57.500	1.9500	July 2014	1,455	2,114
Swap EPP XII	100.000	2.1200	November 2013	4,061	133
Swap EPP XIII	50.000	2.1500	November 2013	2,082	(94)
Swap EPP XIV	50.000	2.6400	April 2014	3,734	740
Swap EPP XV	100.000	2.6200	April 2014	7,392	448
Swap EPP XVI	33.646	1.6700	June 2013	606	1,022
Swap EPP XVII	75.000	2.1975	March 2015	3,684	-
Swap EPP XIX	25.000	2.1700	March 2015	1,188	-
Subtotal	526.146			25,988	5,471
Settled in advance in 2010
Swap EPP XVIII	75.000	2.1850	March 2015	-	-
Swap EPP XX	70.000	2.1675	March 2015	-	-
Total	671.146			25,988	5,471

Non-current liabilities (other trade account receivables)				-	(5,334)
Current liabilities (hedge accounting transactions and other derivatives)				13,918	10,805
Non-current liabilties (hedge accounting transactions)				12,070	-
Total				25,988	5,471

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

  Braskem America

	Nominal value	Interest rate	Maturity date	Fair value
Identification	(US$ thousands)			2010
Swap loans XXI	70,000	0,8275	April 2015	(2,262)
Swap loans XXII	70,000	1,8500	April 2015	1,887
Swap loans XXIII	70,000	1,8475	April 2015	1,898
Total	210,000			1,523

Current liabilities (hedge accounting transactions and other derivatives)				3,236
Non-current liabilties (hedge accounting transactions)				(1,713)
Total				1,523

The "Interest Rate" column  shows the contractual fixed rate that the Company pays in exchange for receiving Libor.

i.c) Loan-related interest rate swaps

On December 31, 2010, the Company had an interest rate swap contract, designated for hedge accounting, with a nominal value of US$ 42,612thousand, contracted in September 2010 in connection with a fixed-rate credit line in reais, maturing in September 2012. These swap contracts pay fixed rates to the Company and the Company periodically pays a CDI-based rate, according to the debt's cash flow.

  Braskem

	Nominal value	Interest rate	Maturity date	Fair value
Identification	(US$ thousands)			2010
Swap NCA I	42,612	100,70% CDI	September 2012	456
Total	42,612			456

Non-current liabilties (hedge accounting transactions)				456

This contract may require that the Company make guarantee deposits under certain conditions. On December 31, 2010 there was no guarantee deposit placed by the Company with respect to this derivative. The counterparties in these operations are banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

  Maximum estimated loss

The amount at risk from the derivatives held by the Company on December 31, 2010, defined as the highest loss that could result in one month and in 95% of cases, under normal market conditions, was estimated by the Company at US$ 23,746 thousand for the EPP/Loan swaps and R$127 for the NEXI swaps.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

i.d) Sale price swaps

As of December 31, 2010, subsidiary PP Americas had sale price swap agreements designated for hedge accounting, in the total amount of US$5,732 thousand, which were entered into in July 2010 and December 2010 and mature in 2011. Under these swap agreements, the Company receives floating prices of polypropylene (Clearport Polypropylene Futures Contract - Nymex) and pays a fixed price of polypropylene on maturity of each agreement. The objective of these swaps is to establish a fixed price for raw material sale agreements.

  PP Americas:

PP America

	Nominal value	Interest rate	Maturity date	Fair value
Identification	(US$ thousands)			2010
Swap sales price	5,732	1,478	December 2011	(1,300)
Total	5,732			(1,300)

Non-current liabilities (other trade account receivables)				(1,300)

ii) Exposure by counterparty

The Company’s policy is to compare credit rating disclosed by Moody’s, Standard and Poor´s and Fitch’s, and use the lowest of the three.

The Company's exposure to risk of default by counterparties to derivative financial instruments and the rating given by rating agencies are listed in the table below, considering the market values of the derivatives together with guarantees:

External credit
Counterparty	Rating agencies	classification	Principal	Exposure December, 2010
Barclays	Standard and poors	A+	56,061	606
BES	Standard and poors	A-	416,550	13,535
Caixa Geral	Standard and poors	A-	124,965	3,684
Calyon	Standard and poors	AA-	83,310	4,945
Citibank	Standard and poors	A	280,633	14,430
Deutsche Bank	Standard and poors	A+	183,282	6,708
HSBC	Standard and poors	AA-	329,075	5,240
JP Morgan	Standard and poors	AA-	324,129	7,477
Nymex			14,248	896
Santander	Standard and poors	AA	445,537	27,932

			2,257,790	85,453

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

In order to manage the credit risk, the Company takes into account the rating and market prices for Credit Default Swaps referring to the counterparties in derivatives, as well as entering into netting contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

(iii) Breakdown of hedge operations in “other comprehensive income”

The Company designated certain derivatives as cash flow hedges resulting in balances in other comprehensive income. The appropriations of interest are allocated to interest costs in the group of financial expenses. The summary of changes in the account is as follows:

		Appropriation	Movement
	Balance as of	of accrued	in effective portion	Balance as of
	December 2009	interest	of hedge	December 2010
Swap EPP Braskem Inc.	(63,877)	(36,215)	60,777	(39,315)
Swap EPP Braskem	(3,427)	(29,212)	9,626	(23,013)
Swap Loan Braskem	-	-	(456)	(456)
Swap EPP Braskem America	-	(3,102)	3,314	212
Swap Sale Price PP Americas	-	-	1,300	1,300
	(67,304)	(68,529)	74,561	(61,272)

(g)     Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in fair value, as a result of fluctuations in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The analysis of the sensitivity of derivative and non-derivative financial instruments to these variables is as follows:

i)          Risk selection

The Company selected three market risks that may affect the value of its financial instruments:
a) U.S. dollar-Real exchange rate;
b) Japanese Yen-Real exchange rate;
c) Libor floating interest rate.

For the risk sensitivity analysis, the Company reports exposures to currencies as if they were independent, i.e., without reflecting in the exchange rate exposure the risks of changes in other exchange rates that could be indirectly influenced thereby.

ii)        Scenario selection

In accordance with CVM Instruction No. 475/08, the Company includes three scenarios in the sensitivity analysis, one probable scenario and two scenarios that may represent adverse effects for the Company. When preparing the adverse scenarios, the Company only took into account the impact of the variables on financial instruments, including derivatives, and on the items covered by hedge operations. No account was given to the overall impact on the Company’s operations, due to revaluation of inventories, future revenues and costs. Considering that the Company manages its exchange exposure on a net basis, the adverse effects arising from the appreciation of the U.S. dollar against the Brazilian Real may be mitigated by opposite effects in Braskem’s results of operations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The probable scenario considered was the FOCUS research published by the Brazilian Central Bank on December 24, 2010. Concerning interest rate variables not included in the FOCUS research, the probable scenario considered was the same percentage variation as the CDI and, as to exchange rate variables not included in the FOCUS research, the probable scenario considered was the same percentage variation of the U.S. dollar-real exchange rate.

A 25% increase in the U.S. dollar-real exchange rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the closing U.S. dollar-real rate at December 31, 2010.

A 25% increase in the Japanese Yen-real exchange rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the closing Japanese Yen-Real exchange rate at December 31, 2010.

A 25% decrease in the Libor interest rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the rate quoted at December 30, 2010.

The sensitivity amounts in the tables below are variations in the value of financial instruments according to each scenario, except for table (v), which shows the future cash flow variations.

iii)       Sensitivity to the U.S. dollar-real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the U.S. dollar-real exchange rate variations is as follows:

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
BNDES	(4,793)	(59,068)	(118,137)
Eurobonds	(79,676)	(981,928)	(1,963,856)
Working capital / structured operations	(7,150)	(88,120)	(176,240)
Raw material financing	(234)	(2,887)	(5,774)
Investment funds in foreign currency	608	7,489	14,978
Medium-Term Notes	(8,885)	(109,507)	(219,015)
Export prepayments	(40,399)	(497,871)	(995,741)
Time Deposits	1,363	16,798	33,596
Export prepayment debt, plus hedge, of which:
Prepayment debt	(23,047)	(284,036)	(568,073)
Swap EPP (see Notes f, f.3, i.b)	(1,417)	(17,466)	(34,932)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

iv)      Sensitivity to Japanese yen-real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the Japanese yen-real exchange rate variation is as follows:

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
Project financing (NEXI), plus swaps, of which:
Debt (NEXI)	(1,349)	(16,623)	(33,246)
Swaps (NEXI) (Note f.3 (i.a))	1,333	16,433	32,865

v)        Sensitivity of future cash flows to floating LIBOR interest rates

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and the items covered by them, is stated in the table below. The figures represent the impact on financial income (expenses), considering the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	scenario (25%)	scenario (50%)
Working capital / structured operations	(246)	(5,905)	(11,702)
Raw material financing	(1)	(17)	(33)
Export prepayments	(1)	(32)	(64)
Export prepayment debt, plus hedge, of which:
Prepayment debt	(2,317)	(53,562)	(102,425)
Swap EPP (Note f.3(i.b))	2,244	51,873	99,195

19.3 – Embedded derivatives

The procedures for identification of derivative instruments that are embedded in purchase, sale and service contracts are intended for timely recognition and adequate control and accounting treatment.

The contracts that may have derivative instruments embedded in them are assessed to determine whether or not the economic characteristics of the embedded derivatives are closely related to those of the host contract and, if not, the embedded derivatives are separated from the host contract and stated at fair value through profit or loss.

The Company identifies embedded derivatives by means of pre established internal controls. The contracts that may have derivatives embedded in them are assessed to determine whether or not their economic characteristics are closely related to those of the host contract.

At present the Company has no contract that requires separation of embedded derivatives.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

20              Taxes Payable

		Parent Company			Consolidated
		2010	2009	01/01/2009	2010	2009	01/01/2009
Current
IPI		28,413	30,649	22,100	49,721	31,180	22,138
PIS and COFINS		15,606	14,469	13,123	27,785	14,866	13,756
Income tax and social contribution		19,410	14,712	9,988	31,055	17,317	11,950
ICMS	(i)	38,482	38,040	23,599	122,445	46,764	24,726
TaxRecovery Program - Law No. 11,941/09		97,277	73,421	-	104,100	73,421	-
Installment Program - MP 470/09	(iv)	-	958,052	-	-	958,052	-
PAES - Law No. 10,684/03	(iii)	-	7,222	8,034	-	7,267	8,100
Other		36,151	24,425	24,370	54,956	26,805	24,588
Total		235,339	1,160,990	101,214	390,062	1,175,672	105,258

Non-current
IPI - Credit - export premium		-	-	731,098	-	-	731,098
IPI - zero rate		-	-	330,307	-	-	330,307
IPI - consumption materials and property, plant and equipment		-	46,706	44,893	-	46,706	44,893
COFINS - Law No. 9,718/98	(ii)	-	50,926	50,585	-	50,926	57,336
ICMS	(i)	1,704	-	-	48,863	-	-
Education, SAT and INSS		40,085	40,085	40,085	40,085	40,085	40,085
Installment Program - Law No. 11.941/09	(v)	1,351,622	1,020,747	-	1,431,358	1,020,747	-
PAES - Law No. 10.684/03	(iii)	-	33,621	28,665	-	34,386	28,665
Others		56,293	81,064	60,145	63,263	84,298	57,659
Total		1,449,704	1,273,149	1,285,778	1,583,569	1,277,148	1,290,043

(i)                 ICMS

Subsidiary Riopol keeps a record, based on Decree Law No. 25,665/1999, balance of deferred ICMS tax on imports of equipment and parts for the construction of its manufacturing plant. Pursuant to this Decree, Riopol, as a substitute corporate taxpayer, is allowed to postpone the payment of ICMS for 6 years from the date of acquisition of the assets, with no financial charges. On December 31, 2010, the balance of ICMS payable was R$ 59,133.

(ii)               COFINS – Law No. 9,718 of 1998

The amounts recorded in December 2009 in non-current liabilities refers to a lawsuit brought by the Company and its acquired companies to discuss the constitutionality of the increase in COFINS rate from 2% to 3% based on Law No. 9,718/98. In November 2005 the Supreme Court ruled that the increase in COFINS rate was lawful and later discussed again the constitutionality of that tax increase and upheld its prior decision. In view of the Supreme Court decision, the Company included the litigation amounts payable in tax debts installment program of Law No. 11,941/09.

(iii)             Exceptional Installment Program - PAES - Law No. 10,684/03

Merged companies IPQ, Trikem and CINAL adhered to the Special Installment Program (PAES), implemented by Federal Law No. 10,684/03.

IPQ opted for this installment program due to the cancellation of Comprobatory Compensation Documents (DCCs) related to the acquisition and offset of third-party tax credits. Trikem made this option as a result of withdrawing from the lawsuit contesting the increase in COFINS from 2% to 3%, instituted by Law No. 9,718/98.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Even though the Company was making the payments on time and meeting all the legal requirements, the National Treasury Attorney excluded Trikem from PAES on two occasions. In both cases, the Company obtained legal rulings determining it could remain in the installment program.

The Company opted to exercise the right conceded by Law No. 11,941/09 to pay the outstanding balance of PAES in revised installments and, as a result, withdrew from all the litigation related to its exclusion from the previous installment program.

At December 31, 2010 that balance was included on the Installment Payment Program of Law No. 11,941/09.

(iv)             Installment plan based on Executive Act No. 470/09

Due to the benefits granted by Executive Act No. 470/09 of October 13, 2009 and based on the legal advisors’ opinion, the Company’s management withdrew from the judicial and administrative proceedings that sought recognition of the tax credits arising from purchase of zero-tax goods and the IPI premium credit and confirmed its decision to apply the installment payment plan permitted by the Executive Act.

This payment plan was settled in 12 monthly installments in accordance with the due dates established by the executive act and the related balances for 2010 are as follows:

Balance of installments on December 31, 2009	958,052
(-) Installments paid	(389,709)
(+) SELIC restatement	30,165
(-) Offset with taxlosses and negative bases	(598,508)
Balance of installments on December 31, 2010	-

In connection with the Company's enrollment on the MP 470/09 program, during 2009, the Company recorded a liability totaling R$ 1.152.167. The corresponding expense was recorded under other operating income in the statement of operations, net of the effects of deferred tax assets on tax loss carryforwards and negative basis of social contribution totaling R$ 1.225.087 used to offset the liability related to the MP 470/09 program.

(v)               Installment Payment Program of Law No. 11,941/09

Law No. 11,941 was published on May 27, 2009, and established the conditions for paying federal tax debts in installments. Of particular note among these conditions are: i) the payment can be made in up to 180 months; ii) the discounts related to fines, interest and charges vary according to the installment payment period; iii) there is the possibility of using income tax and social contribution loss carryforwards to settle the fines and interest. In accordance with this Law, Braskem and its subsidiaries Quattor and Quattor Petroquímica has adhered to the installment program and have been paying the minimum amounts established by the Law. The Brazilian Tax Authority is expected to make available a computer application, during 2011, to consolidate the debt included in the program, which should confirm the values recorded.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Based on an analysis of the expected outcomes of the legal and administrative processes, prepared by external legal advisors, the following main taxes were included in the installment program: i) CSL  of R$ 1,012,235; ii) IPI credit arising from the purchase of raw materials and fixed assets of R$ 91,461; and iii) COFINS resulting from the legal discussion on the increase in rate from 2% to 3% established in Law No. 9,718/98 of R$ 61,570 and iv) sundry taxes amounting to R$114,578. In relation to the installment period, Company management opted for 180 months.

The installments due are shown below:

	Parent Company	Consolidated

Balance of installments on December 31, 2009	1,094,168	1,094,168
(+) New taxes and charges on arrears included in the installment	185,676	185,676
(-) Symbolic payments	(120)	(120)
(+) SELIC restatement	133,141	133,141
(+) PAES - Law No. 10,684/03	36,034	36,034
(+) Initial balance of companies acquired	-	86,559
Balance of installments on December 31, 2010	1,448,899	1,535,458

Current liabilities	97,277	104,100
Non-current liabilities	1,351,622	1,431,358
	1,448,899	1,535,458

(i) Quattor– R$ 85,762 and Quattor Petroquímica – R$ 797.

As established in the Law, the Company will lose all the reductions of arrears charges if it fails to pay three installments, whether or not consecutive.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

21                Income Tax (“IR”) and Social Contribution on Net Income (“CSLL”)

(a)               Reconciliation of the effects of IR and CSL on the Company’s income

	Parent Company		Consolidated
	2010	2009	2010	2009
Profit before income tax, social contribution and non-controlling	2,224,189	1,748,954	1,887,438	1,758,416
shareholders

Income tax and social contribution (expense)
at the rate of 34%	(756,224)	(594,644)	(641,729)	(597,862)

Equity in associated companies	186,214	(17,985)	8,372	(18,241)
Temporary differences on social contribution not previously	-	87,282	-	87,282
recognized (iii)
Permanent differences related the REFIS program	38,718	(53,100)	38,718	(53,100)
Recognition of deferred income tax not previously recognized (ii)	-	-	282,997	-
Adjustments related to Law Nos. 11,638/07 and 11,941/09	(10,705)	-	(10,705)	-
Taxexemption (Sudene and PAT)	5,479	-	5,479	-
Social contribution recorded from previous years (iii)	(18,335)	(339,280)	(18,186)	(342,203)
Loss carryforward used to offset other taxes (i)	-	(502,292)	-	(502,292)
Business combination effects (iv)	233,440	34,697	331,596	34,697
Other permanent differences	(7,467)	34,859	5,505	31,794

Effect of income tax and social contribution on results of operations	(328,880)	(1,350,463)	2,047	(1,359,925)

Breakdown of Income Tax (IRPJ) and Social Contribution (CSL):

IR and CSL - Current	(7,570)	(799)	(48,829)	(11,348)
Taxbenefits (Sudene and PAT)	5,479	-	5,479	-
Social contribution recorded in previous years	(18,335)	(339,280)	(18,186)	(342,203)
Income tax and social contribution - current	(20,426)	(340,079)	(61,536)	(353,551)

BRGAAP - Deferred	(232,868)	(617,973)	85,944	(615,287)
IFRS - Deferred	(75,586)	(392,411)	(22,361)	(391,087)
Income tax and social contribution - deferred	(308,454)	(1,010,384)	63,583	(1,006,374)

Total income tax and social contribution on results of operations	(328,880)	(1,350,463)	2,047	(1,359,925)

(i) Income tax and social contribution credits on loss carryfowards used to offset IPI liabilities as described in Note 20(iv).

(ii)  Deferred income tax and social contribution on tax loss carryforwards on subsidiaries Quattor and Riopol acquired in 2010.

(iii) Current and deferred social contribution recorded as consequence of the adoption of the Law 11.941/09 and the Company´s decision to withdraw the lawsuits challenging the constitutionality of Law 7,689/88 (Note 21(e)).

(iv)Effect of the non taxable bargain gain of  Quattor and Sunoco business combinations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(b)               Deferred income tax and social contribution

(b.1)     Breakdown of deferred income tax and social contribution

Breakdown of deferred income tax	Parent Company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Assets
Taxlosses	7,096	453,764	404,880	372,064	455,850	409,129
Amortized goodwill	77,157	122,151	167,156	80,222	122,151	167,156
Temporary provisions	55,150	79,480	79,589	73,870	89,724	82,922
Adjustments related to equacy Law Nos. 11,638/07 and 11,941/09	7,293	13,002	22,835	7,293	13,002	22,835
Other temporary differences	15,878	19,827	21,520	17,279	19,827	21,926
IFRS effects - (Note 21 (b.2))	106,793	110,502	557,951	289,375	103,906	550,303
	269,367	798,726	1,253,931	840,103	804,460	1,254,271

Non-current assets	269,367	798,726	1,253,931	840,103	804,460	1,254,271
Total	269,367	798,726	1,253,931	840,103	804,460	1,254,271

Liabilities
Adjustments related to equacy Law Nos. 11,638/07 and 11,941/09	228,726	131,996	2,666	258,430	131,996	2,666
Exchange variations	474,834	487,198	-	474,834	487,198	-
Other temporary differences	6,130	6,720	7,309	289,200	6,735	18,480
IFRS effects - (Note 21 (b.2))	202,477	183,653	156,824	671,797	183,653	153,012
	912,167	809,567	166,799	1,694,261	809,582	174,158

Non-current	912,167	809,567	166,799	1,694,261	809,582	174,158
Total	912,167	809,567	166,799	1,694,261	809,582	174,158

Composition of deferred social contribution	Parent Company			Consolidated

Assets
Social contribution losses	1,863	163,535	-	133,486	163,634	-
Amortized goodwill	28,524	44,818	-	29,628	44,818	-
Temporary provisions	18,621	28,612	-	24,764	29,279	-
Adjustments related to equacy Law Nos. 11,638/07 and 11,941/09	2,112	314	-	2,112	314	-
Other temporary differences	3,113	1,738	-	3,164	1,738	10,051
IFRS effects - (Note 21 (b.2))	37,699	38,936	-	103,428	36,561	(2,753)
	91,932	277,953	-	296,582	276,344	7,298

Non-current	91,932	277,953	-	296,582	276,344	7,298
Total	91,932	277,953	-	296,582	276,344	7,298
				-	-	-

Liabilities
Adjustments related to equacy Law Nos. 11,638/07 and 11,941/09	82,341	47,519	-	93,000	47,519	-
Exchange variations	170,940	175,391	-	170,940	175,391	-
Other temporary differences	-	-	-	491	-	2,403
IFRS effects - (Note 21 (b.2))	72,892	66,114	-	241,846	66,115	(1,619)
	326,173	289,024	-	506,277	289,025	784

Non-current	326,173	289,024	-	506,277	289,025	784
Total	326,173	289,024	-	506,277	289,025	784

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(b.2) Changes in deferred income tax and social contribution – by nature

	Parent Company
Deferred tax - assets	As of December 31, 2008	Charged (debited)	As of January 1st, 2009	Charge (debited) to the statement of income	Charge (debited) to business combination	Charge (debited) to equity	As of December 31, 2009	Charge (debited) to the statement of income	Credited (debited) to burgain purchase	Charge (debited) to equity	Charge (debited) to Investment	Installment Program MP 470	As of December 31, 2010

Income tax and social contribution losses	404,880	-	404,880	212,419	-	-	617,299	(9,833)	-	-	-	(598,508)	8,958
Goodwill amortized	167,156	-	167,156	(187)	-	-	166,969	(61,288)	-	-	-	-	105,681
Temporary adjustments	79,589	-	79,589	28,503	-	-	108,092	(34,321)	-	-	-	-	73,771
Adequacy Law Nos. 11,638/07 and 11,941/09	22,835	-	22,835	(13,370)	-	3,851	13,316	(10,705)	-	6,795	-	-	9,406
Other temporary differences	21,520	-	21,520	(6,489)	-	6,533	21,564	(2,574)	-	-	-	-	18,990
Total BRGAAP	695,980	-	695,980	220,876	-	10,384	927,240	(118,721)	-	6,795	-	(598,508)	216,806
Business combination - Quattor	-	-	-	-	-	-	-	2,899	-	-	86,870	-	89,769
Deferred tax on goodwill - merged companies	-	2,612	2,612	(268)	-	-	2,344	(268)	-	-	-	-	2,076
Deferred tax on tax losses	-	502,024	502,024	(409,779)	-	-	92,245	(92,245)	-	-	-	-	-
Pension plan	-	20,207	20,207	4,729	-	-	24,936	4,537	-	-	-	-	29,473
Intangible write-off (R&D)	-	6,280	6,280	(6,280)	-	-	-	-	-	-	-	-	-
Goodwill write-off of Triunfo	-	-	-	5,780	-	-	5,780	-	-	-	-	-	5,780
Deferred charges write-off	-	26,828	26,828	(2,694)	-	-	24,134	(6,739)	-	-	-	-	17,395
Total IFRS	-	557,951	557,951	(408,512)	-	-	149,439	(91,816)	-	-	86,870	-	144,493
Total assets	695,980	557,951	1,253,931	(187,636)	-	10,384	1,076,679	(210,537)	-	6,795	86,870	(598,508)	361,299

Deferred tax - liabilities	As of December 31, 2008	Debited (credited) to equty	As of January 1st, 2009	Debited (credited) to the statement of income	Credited (debited) to business combination	Debited (credited) to equty	As of December 31, 2009	Debited (credited) to the statement of income	Credited (debited) to burgain purchase	Debited (credited) to equty	Debited (credited) to Investment	Installment Program MP 470	As of December 31, 2010

Adjustments related to Law Nos. 11638/07 and	2,666	-	2,666	176,849	-	-	179,515	131,552	-	-	-	-	311,067
Exchange variations	-	-	-	662,589	-	-	662,589	(16,814)	-	-	-	-	645,775
Other temporary differences	20,883	-	20,883	(589)	-	-	6,720	(591)	-	-	-	-	6,129
Total BRGAAP	23,549	-	23,549	838,849	-	-	848,824	114,147	-	-	-	-	962,971
Business combination - Triunfo	-	-	-	(2,857)	53,374	-	50,517	(2,201)	-	-	-	-	48,316
Business combination - Quattor	-	-	-	-	-	-	-	-	-	-	40,529	-	40,529
Business combination - UNIPAR	-	-	-	-	-	-	-	-	1,303	-	-	-	1,303
Write-off negative goodwill of Cinal	-	2,183	2,183	786	-	-	2,969	-	-	-	-	-	2,969
Additional indexation	-	154,641	154,641	(14,030)	-	55,671	196,282	(14,029)	-	-	-	-	182,252
Total IFRS	-	156,824	156,824	(16,101)	53,374	55,671	249,768	(16,230)	1,303	-	40,529	-	275,369
Total liabilities	23,549	156,824	180,373	822,748	53,374	55,671	1,098,591	97,917	1,303	-	40,529	-	1,238,340

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Consolidated
Deferred tax - assets	As of December 31, 2008	Credited (debited) to equty	Desconsolidation	As of January 1st, 2009	Credited (debited) to the statement of income	Credited (debited) to business combination	Credited (debited) to equty	Desconsolidation	As of December 31, 2009	Credited (debited) to the statement of income	Credited (debited) to burgain purchase	Credited (debited) to equty	Desconsolidation	Credited (debited) to Investment	Installment Program MP 470	As of December 31, 2010
Tax losses and negative base	409,129	-	-	409,129	210,355	-	-	-	619,484	287,529	-	-	-	197,046	(598,508)	505,551
Goodwill amortized	167,156	-	-	167,156	(187)	-	-	-	166,969	(58,365)	-	-	-	1,246	-	109,850
Temporary differences	82,922	-	-	82,922	36,082	-	-	-	119,004	(47,980)	-	-	-	27,611	-	98,635
Adequacy Law Nos. 11,638/07 and 11,941/09	22,835	-	-	22,835	(13,371)	-	3,851	-	13,315	(10,622)	-	6,795	-	(84)	-	9,404
Other temporary differences	31,977	-	-	31,977	(22,878)	-	12,466	-	21,565	(1,121)	-	-	-	-	-	20,444
Total BRGAAP	714,019	-	-	714,019	210,001	-	16,317	-	940,337	169,441	-	6,795	-	225,819	(598,508)	743,884
Exclusion of desconsolidation of CETREL	-	-	(10,400)	(10,400)	1,323	-	-	103	(8,974)	-	-	-	8,974	-	-
Business combination - Quattor	-	-	-	-	-	-	-	-	-	(5,984)	71,636	-	-	272,426	-	338,078
Deferred tax on goodwill - merged companies	-	2,612	-	2,612	(268)	-	-	-	2,344	(268)	-	-	-	-	-	2,076
Deferred tax on tax losses	-	502,024	-	502,024	(409,777)	-	-	-	92,247	(92,247)	-	-	-	-	-	-
Pension plan	-	20,207	-	20,207	4,729	-	-	-	24,936	4,537	-	-	-	-	-	29,473
Intangible write-off (R&D)	-	6,280	-	6,280	(6,280)	-	-	-	-	-	-	-	-	-	-	-
Goodwill write-off of Triunfo	-	-	-	-	5,780	-	-	-	5,780	-	-	-	-	-	-	5,780
Goodwill of deferred	-	26,827	-	26,827	(2,693)	-	-	-	24,134	(6,740)	-	-	-	-	-	17,394
Total IFRS	-	557,950	(10,400)	547,550	(407,186)	-	-	103	140,467	(100,702)	71,636	-	8,974	272,426	-	392,801
Total assets	714,019	557,950	(10,400)	1,261,569	(197,185)	-	16,317	103	1,080,804	68,739	71,636	6,795	8,974	498,245	(598,508)	1,136,685
Deferred tax - liabilities	As of December 31, 2008	Debited (credited) to equty	Desconsolidation	As of January 1st, 2009	Debited (credited) to the statement of income	Credited (debited) to business combination	Debited (credited) to equty	Desconsolidation	As of December 31, 2009	Debited (credited) to the statement of income	Debited (credited) to burgain purchase	Debited (credited) to equty	Desconsolidation	Debited (credited) to Investment	Installment Program MP 470	As of December 31, 2010

Adequacy Law Nos. 11,638/07 and 11,941/09	2,666	-	-	2,666	176,849	-	-	-	179,515	171,915	-	-	-	-	-	351,430
Exchange variations	-	-	-	-	662,590	-	-	-	662,590	(16,814)	-	-	-	-	-	645,776
Other temporary differences	20,883	-	-	20,883	(14,149)	-	-	-	6,734	(71,606)	-	-	-	354,563	-	289,691
Total BRGAAP	23,549	-	-	23,549	825,290	-	-	-	848,839	83,495	-	-	-	354,563	-	1,286,897
Exclusion of desconsolidation of CETREL	-	-	(5,431)	(5,431)	-	-	-	5,431	-	-	-	-	-	-	-	-
Business combination - Triunfo	-	-	-	-	(2,856)	53,374	-	-	50,518	(2,201)	-	-	-	-	-	48,317
Business combination - Quattor	-	-	-	-	-	-	-	-	-	(51,450)	664,352	-	-	43,492	-	656,394
Business combination - PP America	-	-	-	-	-	-	-	-	-	(10,365)	31,782	(1,852)	-	-	-	19,565
Business combination - UNIPAR	-	-	-	-	-	-	-	-	-	(292)	4,438	-	-	-	-	4,146
Write-off negative goodwill of Cinal	-	2,183	-	2,183	786	-	-	-	2,969	-	-	-	-	-	-	2,969
Attributed cost	-	154,641	-	154,641	(14,031)	-	55,671	-	196,281	(14,031)	-	-	-	-	-	182,250
Total IFRS	-	156,824	(5,431)	151,393	(16,101)	53,374	55,671	5,431	249,768	(78,339)	700,572	(1,852)	-	43,492	-	913,641
Total liabilities	23,549	156,824	(5,431)	174,942	809,189	53,374	55,671	5,431	1,098,607	5,156	700,572	(1,852)	-	398,055	-	2,200,538

(c)     Changes in income tax and social contribution losses

	Parent Company		Consolidated
	IR	CSL	IR	CSL
Tax loss andsocial contribution tax loss carryforwards in December 2009	1,815,058	1,817,053	1,823,400	1,818,156
Amortization payment in installments MP 470/09 (Note 19 (V))	(1,760,317)	(1,760,317)	(1,760,317)	(1,760,317)
Tax loss and negative basis of social contribution for Quattor Group	-	-	1,459,870	1,462,481
Use of tax loss in the period	(26,356)	-	(34,699)	-
Use of social contribution tax loss carryforwards in the period	-	(36,034)	-	(37,139)
Tax loss andsocial contribution tax loss carryforwards in December 2009	28,385	20,702	1,488,254	1,483,181

Income tax and social contribution - taxrate	25%	9%	25%	9%

Tax credit	7,096	1,863	372,064	133,486

(d)       Transitional Tax System (RTT)

The amounts presented in the financial statements as of December 31, 2010 and 2009 consider the adoption of the Transitional Tax System (“RTT”) by the Company and its subsidiaries based in Brazil, as stipulated in Law No. 11,941/09, the aim of which is to maintain tax neutrality with respect to the changes in Brazilian corporate law introduced by Law Nos. 11,638/07 and 11,941/09. The definitive option for the RTT was made upon filing the Corporate Tax Return – DIPJ for the 2008 calendar year. When applicable, the deferred tax effects generated by adhering to the RTT are recognized and presented in Deferred Income tax and Social Contribution.

(e)     Social contribution on net income (CSL)

On December 31, 2009, the Company's management, based on the opinion of its legal advisors, announced its decision to exercise the right granted by Law No. 11,941/09 to pay the CSL in installments, with respect to the lawsuits challenging the constitutionality of Law 7,689/88.

The Company, based on the opinion of its legal advisors, did not consider it advisable to pay the amounts that are required as isolated penalty in installments. Indeed, the Taxpayers Council has repeatedly ruled, also in cases to which the Company is party, that the imposition of an isolated penalty and fine on assessment for the same taxable event is illegal. The amount of the fines under discussion, updated by the SELIC rate through December 31, 2010, is R$ 122,743.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Furthermore, considering that in the case of the merged company OPP Química S.A., the government has not proposed an action for reconsideration, the Company believes that, legally, the first decision in its favor is still valid. Therefore, the assessment notices issued by the Federal Revenue Service related to OPP Química S.A. were not included in the installment program. The amount under discussion, updated by the SELIC rate through December 31, 2010, is R$ 229,736.

Finally, the Company is still studying the possibility of challenging in court the validity of the fine on assessment that was charged by the tax authorities. The reason for this is that the Company, based on the opinion of its legal advisors, believes that up until the filing of the request to withdraw its administrative and judicial appeals, it is not in arrears with the government. The amount under analysis, updated by the SELIC rate through December 31, 2010, is R$ 185,029.

(f)      Tax incentives

(f.1) Income tax

Up to the base year 2011, the Company has the right to a 75% reduction in the income tax due on profits from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants and the polypropylene plant located in Camaçari enjoy the same reduction until 2011, 2012, 2013 and 2016. The PVC plants in Camaçari and Marechal Deodoro (AL) also have a right to the benefit until 2013 and 2019 respectively.

The production of caustic soda, chlorine, ethylene dichloride, and caprolactam have the benefit of a 75% reduction in the income tax rate up until the base year of 2012.

(f.2) Value-added Tax on Sales and Services - ICMS

The Company has ICMS tax incentives granted by the State of Alagoas under the Integrated Development Program of the State of Alagoas (PRODESIN). This incentive is designed to foster installation and expansion of industries in that state and is recorded in the results for the year under the account "Deductions from sales".

22              Sundry Provisions

a)        The breakdown of the balance is as follows:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Parent Company			Consolidated
	2010	2009	2009	2010	2009	2009
Bonus provisions (a)	17,554	10,845	17,395	21,538	10,845	18,753
Provision for the recovery of environmental damage (b)	35,555	57,797	51,168	36,282	57,797	51,168
Sundry legal provisions (c)	97,422	92,825	74,295	330,807	94,402	75,296
Other	-	-	-	6,240	-	-
Total	150,531	161,467	142,858	394,867	163,044	145,217

Current liabilities	26,036	30,748	17,395	32,602	30,926	18,869
Non-current liabilities	124,495	130,719	125,463	362,265	132,118	126,348
	150,531	161,467	142,858	394,867	163,044	145,217

a)      Bonus provisions – certain sales agreements of the Company determine that it will give the customer products free of charge if a certain quantity of products is sold within a year. The Company provides monthly for these free products assuming that the minimum amount set forth in the agreement will be met.

b)      Provision for the remediation of environmental damage – the Company has a provision for future environmental remediation expenditure in some of its plants. The estimated term of these expenditures, which are measured at present value, is five years.

c)      Provisions for sundry lawsuits – based on its external legal advisors’ opinion, the Company records a provision for probable loss contingencies. The provision for civil and labor lawsuits is calculated based on the amount claimed by the plaintiffs and the Company’s history of settlement of similar lawsuits. In addition, upon the business combination of Quattor (Note 5), the Company recorded at fair value Quattor’s lawsuits with chances of possible successful outcome in the amount of R$224,625, of which R$172,409 refers to state taxes and R$52,216 refers to federal taxes (Note 25(b.3) e (d)).

Provisions for sundry lawsuits are as follows:

	Parent Company			Consolidated
	2010	2009	2009	2010	2009	2009

Labor claims	25,129	23,616	16,705	33,302	25,177	17,658
Taxclaims	57,911	55,389	47,086	282,729	55,405	47,134
Civil claims	13,711	13,149	10,160	14,105	13,149	10,160
Other	671	671	344	671	671	344
	97,422	92,825	74,295	330,807	94,402	75,296

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•           Changes in provisions:

	Parent Company
		Recovery of	Sundry	Total
	Bonus	environmental	legal	provisions
		damage

January 1st, 2009	17,395	51,168	74,295	142,858

Additions	18,126	35,784	14,923	68,833
Additions through mergers	-	-	-	-
Write-offs through usage and payments	(24,676)	(29,155)	(32)	(53,863)
Restatement	-	-	3,639	3,639
Reclassification and transfer	-	-	-	-

December 31, 2009	10,845	57,797	92,825	161,467

Additions	33,350	-	1,571	34,921
Additions through mergers	-	-	941	941
Write-offs through usage and payments	(26,641)	(22,242)	(1,000)	(49,883)
Restatement	-	-	3,085	3,085

December 31, 2010	17,554	35,555	97,422	150,531

	Consolidated
		Recovery of	Sundry		Total
	Bonus	environmental	legal	Other	provisions
		damage

January 1st, 2009	18,753	51,168	75,296	-	145,217

Additions	18,126	35,784	15,604	-	69,514
Additions through mergers	-	-	-	-	-
Write-offs through usage and payments	(26,034)	(29,155)	(327)	-	(55,516)
Restatement	-	-	3,829	-	3,829
Reclassification and transfer	-	-	-	-	-

December 31, 2009	10,845	57,797	94,402	-	163,044

Additions	44,680	727	3,153	6,240	54,800
Additions through mergers	-	-	233,029	-	233,029
Write-offs through usage and payments	(33,987)	(22,242)	(3,368)	-	(59,597)
Restatement	-	-	3,591	-	3,591

December 31, 2010	21,538	36,282	330,807	6,240	394,867

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

23           Long-term Incentives

A long-term non-share-based incentive plan was approved at the Shareholders’ Meeting in September 2005, under which the participants designated annually by management can acquire securities issued by the Company that are called “investment units”. The objective of the plan is, among others, to align participants’ interest with that of shareholders to create long-term value, help participants develop a sense of ownership and motivate vision and commitment to the Company's long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges of shareholders, especially voting right and other political rights.

On an annual basis, the Board of Directors approves the eligible participants, the quantity of investment units to be issued, the Company’s share in participants’ acquisition and the quantity of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and execution of the unit purchase agreement, with Braskem being responsible for issuing the Certificate of Investment Units. In 2009 and 2010, there was no new issue of investment units.

The investment unit is issued in the first semester of each year and its value is updated annually based on the average quoted price of the Company’s Class A preferred share at the close of business at the São Paulo Stock Exchange (BM&FBovespa) from October to March. In addition to the change in its par value, the investment unit yields the same as dividend and/or interest on capital distributed by Braskem.

There are three types of investment units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem, called  “Beta”; and

•   unit received by the participant as income, called “Gama”.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The investment unit (and its related certificate) is issued in its holder’s name and can be sold only to Braskem by means of redemption, observing the following conditions:

•   from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   from the 6 th year, redemption is limited to 10% of the accumulated balance.

The quantity and amount of the investment units as of December 31, 2010 are as follows:

	Quantity	Amount

Investment units
Issued (Alpha units)	672,753	8,699
Bonus (Beta units)	665,268	5,743

Total	1,338,021	14,442

24              Private Pension Plans

The actuarial commitments with retirement and pension benefit plans are evaluated according to CPC 33 and IAS 19.

24.1– Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees which is managed by ODEPREV, a private pension plan entity founded by Odebrecht S.A. ODEPREV offers to participants of the sponsoring companies, the defined contribution optional plan, in which an individual retirement savings fund is opened and accumulates the monthly and periodical participant contributions, as well as monthly and annual sponsor contributions.

On December 31, 2010, the ODEPREV plan has totaled of 3,468 active participants (2009 – 3,053), and the Company’s contributions in the year were R$11,315 (2009 R$6,839), while participants contributed R$25,515 (2009 – R$ 19,815).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(b)               COPESULPREV – Plano Copesul de Previdência Complementar

This defined contribution plan was created in May 2003 for the employees of subsidiary Copesul that were not included in the Petros plan. In August 2009, Braskem withdrew sponsorship for this plan, which is independently managed by Petros and is no longer connected to any other pension plan currently managed by Petros, pursuant to Supplementary Law No. 109/2001.

There were no contributions by the Company or employees in 2010 (in 2009, R$1,011 and 816, respectively).

(c)               Triunfo Vida

The Company, when it merged Triunfo, became the sponsor of Triunfo Vida, a private supplemental pension entity, whose objective is to manage and provide a defined contribution pension plan for the acquires’ employees.

Due to the Company’s request for withdrawal as plan sponsor in June 2010, contributions made by the  Company and the plan participants until that date were R$126 and R$197, respectively.

24.2 – Defined benefit plans

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The amounts recognized for defined benefit plans are as follows:

	Parent company			Consolidated
	2010	2009	01/01/2009	2010	2009	01/01/2009
Actuarial asset with:
Novamont PP Americas (i)	-	-	-	270	-	-

Actuarial liability with:
Petros Copesul	109,894	96,548	79,029	110,744	96,548	79,028
Fundação Francisco Martins Bastos (FFMB)	-	-	18,106	12,773	12,842	34,746
	109,894	96,548	97,135	123,517	109,390	113,774

(i) This amount is part of the balance of other accounts receivable of the non current assets

(a) Actuarial assets

2010
Benefit obligations	(17,680)
Fair value of plan assets	17,190
Funded status of the plan	(490)
Actuarial gains	760
Actuarial asset in the Parent company's balance sheet	270

(b) Change in plan elements (Novamont)

2010
Change in defined benefit obligations
Balance at beginning of the year	16,520
Current service cost	403
Interest cost	736
Benefit paid	(578)
Actuarial losses (gains)	640
Other expenses	(41)
Balance at the end of the year	17,680

Change in fair value of plan assets
Balance at beginning of the year	17,800
Actual return on plan assets	10
Current expenses	(42)
Benefits paid	(578)
Balance at the end of the year	17,190

Amounts recognized in the income statement
Current service cost	403
Interest cost	736
Expected return on plan assets	(130)
1,009

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(c) Actuarial liability

	2010	2009	01/01/2009
Benefit obligations	(662,330)	(563,058)	(1,155,141)
Fair value of plan assets	524,571	512,143	1,046,500
Funded status of the plan	(137,759)	(50,915)	(108,641)
Unrecognized prior service cost	5,939	8,723	11,506
Subtotal	(131,820)	(42,192)	(97,135)
Actuarial gains (losses)	21,926	(54,356)	-
Actuarial liability in the Parent company's balance sheet	(109,894)	(96,549)	(97,135)

Actuarial liability in the Subsidiaries’ balance sheet	(13,623)	(12,842)	(16,639)

Actuarial liability in the Consolidated balance sheet	(123,517)	(109,390)	(113,774)

(d) Changes in plan elements (Petros and FFMB)

	2010	2009
Change in defined benefit obligations
Balance at beginning of year	563,058	1,155,141
Business acquisition - Note 24.2(a)	678,782
Current service cost	77,409	5,423
Interest cost	63,708	52,471
Benefits paid	(106,931)	(30,438)
Actuarial losses (gains)	214,360	(27,320)
Plan settlement – Note 24.2(a)		(494,299)
Plan curtailment – Note 24.2(a)	(828,056)	(97,920)
Balance at end of year	662,330	563,058

Change in fair value of plan assets
Balance at beginning of year	512,143	1,046,500
Business acquisition - Note 24.2(a)	860,398
Actual return on plan assets	275,430	110,132
Employer contributions	2,256	6,202
Employee contributions	9,180	6,903
Benefits paid	(106,931)	(30,438)
Plan settlement – Note 24.2(a)		(524,300)
Plan curtailment – Note 24.2(a)	(1,028,175)	(102,856)
Balance at end of year	524,571	512,143

Amounts recognized in the income statement
Current service cost	(7,955)	(14,753)
Interest cost	10,773	(63,405)
Expected return on plan assets	(35,730)	59,384
Amortization of (gains) losses	(153,293)	(547)
Amortization of unrecognized service cost	(2,783)	(2,783)
Employee contributions	2,526	1,619
Plan curtailment - Note 24.2(a)	173,117	21,071
Total actuarial expenses incurred in the year	(13,345)	586

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(e) Actuarial assumptions

The main actuarial assumptions used were:

	2010	2009

Discount rate	6.0%	6.0%
Inflation rate	4.5%	4.5%
Expected return on plan assets	10.5%	10.5%
Rate of increase in future compensation levels	4.5%	4.5%
Rate of increase in future pension plans	4.5%	4.5%

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(f) Plan assets

The classification of the plan assets according the fair value hierarchy (Note 19) is presented below:

• Petros

	December, 2010
	Level 1	Level 2	Level 3	Total	%

Cash and cash equivalents	267	-	-	267	0.05%
Certificate of bank deposits	12,423	-	-	12,423	2.30%
Debt securities - corporate	-	5,955	281	6,236	1.15%
Debt securities - government	73,218	-	-	73,218	13.53%
Investment fund - fixed income	154,244	-	-	154,244	28.50%
Investment fund – equity	149,292	-	-	149,292	27.58%
Equity securities	107,989	-	-	107,989	19.95%
Real state	-	-	30,015	30,015	5.55%
Loans to participants	-	-	7,576	7,576	1.40%
Fair value of plan assets	497,433	5,955	37,872	541,260
Liabilities	-	-	-	(16,689)
Fair value net, plan assets	497,433	5,955	37,872	524,571

	December, 2009
	Level 1	Level 2	Level 3	Total	%

Cash and cash equivalents	430	-	-	430	0.08%
Accounts receivable	1,503			1,503	0.29%
Certificate of bank deposits	12,360	-	-	12,360	2.41%
Debt securities	-	5,082	426	5,508	1.08%
Debt securities - government	69,636	-	-	69,636	13.60%
Investment fund - fixed income	133,297	-	-	133,297	26.03%
Investment fund – equity	133,985	-	-	133,985	26.16%
Equity securities	117,359	-	-	117,359	22.92%
Real state	-	-	29,922	29,922	5.84%
Loans to participants	-	-	8,143	8,143	1.59%
Fair value net, plan assets	468,570	5,082	38,491	512,143

The defined benefit plan assets of Petros consist principally of Treasury Notes (NTN), fixed-income and variable-income investment funds, variable-income funds managed by large financial institutions and shares in large domestic companies.

• Novamont

The assets of the defined benefit plan Novamont consist of shares of funds in fixed income.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(a)               PETROS - Fundação PETROBRAS de Seguridade Social

PETROS Braskem Plan

On June 30, 2005, the Company informed PETROS of its intent to terminate sponsorship of the defined benefit plan (Petros Braskem Plan). The termination of sponsorship was approved by PREVIC (National Supplementary Pension Department) on April 29, 2009. The financial settlement of the Plan occurred in 2009, and total individual reserves were made available to the Plan participants.

The process of withdrawal of sponsorship was completed in 2010.

PETROS Copesul Plan

Braskem and some employees of merged Copesul contribute to retirement and defined benefit plans of PETROS, in retirement plans and defined benefit pension.

As of December 31, 2010, the group of participants is composed of 293 active employees (293 in December 2009) and the Company’s and participants’ contributions in 2010 amounted to R$1,160 (R$4,876 in 2009) and R$944 (R$3,626 in 2009), respectively.

Under the PETROS regulations and prevailing legislation, sponsors and participants must make further contributions if the technical reserves are not sufficient to pay all of the participants’ entitlements to pension benefits, or the benefits will be paid according to available funds. In 2010 there was no need for further contributions.

PETROS PQU Plan

The responsibility for this defined benefit plan was transferred to Braskem in the Quattor acquisition process in April 2010. As the former sponsor, Quattor notified PREVIC to withdraw its sponsorship from the plan and set September 30, 2009 as the date of withdrawal, when the sponsor ceased to make its contributions to the plan. The calculations of the participants’ mathematical reserves have not yet been completed and, accordingly, for December 31, 2010, the Company requested an actuarial valuation of the status of the plan, which has a surplus.

(b)               Fundação Francisco Martins Bastos – FFMB

The Company, upon the merger of IPQ, became the sponsor of FFMB, a private supplemental pension entity, whose objective is to manage and provide a defined benefit plan to the former employees of the Ipiranga Group.

In June 2009 the Company formalized its request to withdraw from the FFMB Benefit Plan, in accordance with the FFMB regulations, from the 30th of that month. The calculation of the participants’ mathematical reserves was completed in November 2009. In the same month, the withdrawal request was filed with PREVIC and this was approved on December 16, 2010. Due to the plan surplus, no further contribution was required in the settlement process.

(c)               Novamont – PP Americas

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

On April 1, 2010 with the acquisition of Sunoco Chemicals, PP Americas became a sponsor of Novamont defined benefit plan of the members of the plant Neal, West Virginia. This plan is associated with a local entity union.

On December 31, 2010, Novamont is composed of 70 active participants. During 2010 there were no Company and participants contributions.

25              Contingencies

The Company has contingent liabilities related to judicial and administrative proceedings arising in the normal course of business.

The Company is involved in labor and social security, tax, civil and corporate lawsuits, which are assessed by management as possible losses, based on the opinion of the external legal advisors. No provision has been recognized for these possible loss contingencies, except for those derived from the business combination with Quattor. Probable contingencies are accrued and disclosed in Note 22.

(a)               Labor and social security

a.1) Collective bargaining agreement – Section 4

The Company and Quattor Petroquímica challenged in court the validity of the salary adjustment clause contained in the collective bargaining agreement, based on the government's economic plan established in 1990 that restricted salary increases.

In September 2010, the Company, Quattor Petroquímica and the Petrochemical, Chemical, Plastics and Related Workers Union of the State of Bahia entered into an agreement to settle this litigation. Under the agreement, a payment of R$163,667, is be made in three installments, which includes indemnities with respective late payment fines and interest, attorneys’ fees and taxes. The first installment was paid in September 2010 in the amount of R$81,208. At December 31, 2010, the balance was R$83,875 (already restated by the Reference Rate), to be paid in two installments, in March and September 2011.

The amount of R$73,036 is recorded in the statement of income under cost of sales and the remaining amount, which refers to late payment interest and fine, is recorded as Other in financial expenses (Notes 16 and 31). The balance of R$83,875 is recorded under Other accounts payable under Current liabilities.

a.2) INSS

The Company is a party to several administrative and judicial proceedings involving social security matters, in the total amount of R$274,944 as of December 31, 2010, which is adjusted based on SELIC.

Management believes, based on the opinion of the external legal advisors that the chance of success in these proceedings is possible, that no amount under dispute is due and thus has recorded no provision for these cases.

a.3) Other labor and social security contingencies

In the second semester of 2005, the Petrochemical and Chemical Industries Workers Union of Triunfo – RS, and of Camaçari - BA, filed claims requiring the payment of overtime in several proceedings. These claims were duly challenged and the Company’s management, based on the opinion of its legal advisors, does not expect losses to result from the process. The total amount of these claims is R$ 116.485.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

In the third quarter of 2010, the Chemical and Petrochemical Industries Workers Union of Triunfo (Rio Grande do Sul) filed a class action requiring the payment of overtime referring to working hour breaks, and the integration into salary of the remunerated weekly day-off. The opinion of the external legal advisors is that it is possible that the Company wins these lawsuits, and therefore no provision has been made. The amount of these lawsuits totalized R$ 165,000.

•         As of December 31, 2010, the Company and its subsidiaries are defendants in 1,244 indemnification and labor actions, including those previously mentioned, with losses, based on the opinion of its external advisors, deemed as possible. The amount of these actions on December 31, 2010 was R$614,785. According to the external legal advisors, the outcome of most of these actions should be favorable to the Company, and therefore no provisions were recorded.

•         For lawsuits assessed as probable loss (365), the Company and its subsidiaries have a provision of R$33,302 (R$25,177 in 2009) (Note 22).

(b)               Tax

b.1) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSL)

The Brazilian Federal Revenue Service (SRF) sent an official notification to the merged company Copesul in 1999, claiming underpayment of IRPJ and CSL for 1994, related to the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The updated amount of the action totals R$ 22,137 on December 31, 2010. The case awaits judgment of appeal made by National Treasury with the High Court of Tax Appeals. The Company's legal advisors assessed the chance of success of this process as possible.

b.2) IPC/BTNF - Law No. 8,200/91

In 1995 the Federal Revenue Service assessed the merged company Copesul for allegedly underpaying income tax (IRPJ) and social contribution (CSL) in fiscal years 1992 to 1994 due to the use of differences between the IPC/BTNF indexes without the restrictions imposed by Law No. 8,200/91. The assessment notice was judged valid in 1996. Since then, the National Treasury Attorney could have filed for Tax Enforcement to collect the debts from the merged company Copesul.

The Government, however, under a preliminary order issued in an action to prevent the Federal Revenue Service from demanding the IRPJ and CSL in and after the fiscal year 1995, understood that it would be barred from receiving these debts. Despite having passed the statute of limitations period, the Treasury filed for Tax Enforcement in 2006 intending to collect them.

Braskem filed a writ of prevention to cancel the record of this outstanding debt. The TRF of the 4th region granted Braskem's claim. The Treasury appealed to the Superior Court of Justice ("STJ"), which denied the appeal filed by the Treasury.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

The Company has not made any provision related to this matter because, based on the opinion of its external legal advisors, it believes that the chances of success are probable.

b.3) ICMS/São Paulo

In 2009, subsidiary Quattor Química, which was merged into Quattor, was fined by the São Paulo State Tax authorities (SEFAZ SP) for alleged underpayment of ICMS due to the utilization of tax credits derived from goods which were purchased from a taxpayer located in the State of Bahia and exported by the subsidiary. The updated amount involved is R$313,392. The tax delinquency notice has not yet been judged at the first administrative level. Management believes, based on the advice of its external legal advisors, that the chance of success in this proceeding is possible; however, on account of the standard applicable to business combination (Notes 5 and 22(c)) the Company recognized a provision equivalent to  40% of the value of this Notice of Infraction.

b.4) ICMS/Bahia

On December 30, 2010, the State of Bahia tax authorities issued a tax delinquency notice directing Braskem S/A to pay R$212,435, for alleged violations of ICMS legislation, including, among others: i) non-reversal of tax credits upon receipts of goods which were shipped with a reduced tax base; ii) non-fulfillment of record-keeping and reporting obligations; and iii) transfers between Braskem establishments of goods with prices lower than production cost. The Company will file a defense within the time limit prescribed by applicable legislation.

The Company has recorded no provision for this case since it believes, based on the opinion of the external legal advisors, that its chances of success are possible.

(c)               Other lawsuits of the Company and its subsidiaries

c.1) Civil

The Company is defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the transportation company that provided services to this former distributor in total amount on December 31, 2010 of R$ 30,312. The plaintiffs seek compensation for damages related to alleged breach of distribution contract by the Company. The evaluation of the management, supported by the opinion of its legal advisors responsible for these cases, is that the actions are likely to be dismissed and therefore no provisions were made.

c.2) Corporate matters

Some holders of incentive preferred stock proposed actions originally against Copene, previous name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden, and Politeno. They claim participation in the profits remaining after the payment of preferential dividends on the same basis as other holders, along with voting rights until the distribution of dividends is restored as intended. The amount involved in the lawsuits, with a chance of a possible success, is R$ 13,450.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(d)               Possible contingencies arising from business combination with Quattor

On April 30, 2010, in addition of the item (b.3) above, the Company provisioned the amount of R$ 93,417 (December 2010 – R$ 99,268) referred to several tax contingencies with possible chances of successful according the opinion of our external legal advisors. The provision was recorded based on the business combination recognition upon acquisitions of Quattor. The amount of taxes, updated monetarily until December 31, 2010 are as follows: PIS and COFINS (total amount of R$ R$ 24,704) and Income Tax (“IR”) and Social contribution (total amount of R$ 27,512) and VAT (R$ 47,052), according to Note 22(c).

26              Equity

(a)               Capital stock

On December 31, 2010, the Company's subscribed and paid up capital is R$ 8,043,222 represented by 801,665,617 shares without par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 preferred shares class B.

In May 2009, due to the merger of Triunfo (Note 1 (f.1)), the Company's capital increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, by issuing 13,387,157 preferred shares class A.

The Company's Extraordinary General Meeting held on February 25, 2010 authorized a capital increase, independently of changes in the bylaws, up to the limit of 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are preferred shares class "A" and 593,818 preferred shares class "B". The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved the increase of capital in the form of private subscription by issuing 259,904,311 shares of which 243,206,530 are common shares and 16,697,781 are preferred shares class “A” with an issue value of R$ 14.40 per share totaling R$ 3,742,622. The amount of R$ 1,363,880 was credited to the capital reserve account and R$ 2,378,742 to the capital account, which increased from R$ 5,473,181 to R$ 7,851,923, representing 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 class A preferred shares, and 593,818 class B preferred shares.

The General and Extraordinary Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in the issue of 18,000,087 common shares totaling R$ 199,356, of which R$ 164,744 was allocated to the Capital account and R$ 34,612 to the Capital reserve account. As a result, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667.

The Extraordinary General Meeting held on August 30, 2010, approved the merger of Riopol shares by Braskem. This merger resulted in the issuance of 2,434,890 class A preferred shares for R$ 103,087, of which R$ 22,285 was allocated to the capital account and R$ 80,802 to the capital reserve account. As a result, the Company's capital increased from R$ 8,016,667 to R$ 8,038,952.

The merger of shares of Quattor Petroquímica into Braskem was approved at the Extraordinary General Meeting held on December 27, 2010. This merger resulted in the issue of 398,175 Class A preferred shares in the total amount of R$ 4,270 credited to the capital account. As a result, the Company’s capital increased from R$8,038,952 to R$8,043,222.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(b)               Rights attached to shares

Preferred shares carry no voting rights but they have priority over common shares in the annual payment of a cumulative dividend of 6% of their unit value, according to net income available for distribution. The share unit value is capital divided by the total number of shares outstanding. Only Class A preferred shares will have the same claim on the remaining income as common shares and will be entitled to receive dividends only after the priority dividend is paid to preferred shareholders. Only Class A preferred shares have the same claims as common shares on the distribution of shares resulting from capitalization of other reserves. Only Class A preferred shares can be converted into common shares upon approval by majority vote in a general shareholders’ meeting. Class B preferred shares can be converted into Class A preferred shares at any time, at the ratio of 2 Class B preferred shares for each Class A preferred share, upon written request sent to the Company, after the expiration of the period of non-transferability prescribed by specific legislation which allowed issue and payment of such shares with tax incentive funds.

Class A and B preferred shares have preference in the reimbursement of capital in the event of the Company is wound up.

Shareholders are entitled to receive a mandatory minimum dividend of 25% of the net income for the year, adjusted based on the provisions of Brazilian Corporation Law.

(c)               Capital reserve – tax incentives

Prior to adoption of Laws No. 11,638/07 and 11,941/09, income tax incentives (Note 21, f.1) were classified in capital reserve, without flowing through the income statement. Since January 1, 2007, tax incentives are recorded in the income statement, and allocated to a revenue reserve account as proposed by management and approved at the general shareholders’ meeting. Regardless of the change introduced by Laws No. 11,638/07 and 11,941/09, the income tax incentive can be used only for capital increase or offset of losses.

(d)               Legal reserve

Under the Brazilian Corporation Law, the Company must transfer 5% of the net income for the year determined in accordance with Brazilian accounting practices to a legal reserve until this reserve equals 20% of the paid-up capital. The legal reserve can be used for capital increase or offset of losses.

(e)    Unrealized profit reserves

This reserve was established on the basis of unrealized profits in accordance with sections I and II, paragraph 1 of article 197 of Law No. 6,404/76, as amended by Law No. 11.638/07, whose future realization will occur in accordance with relevant legislation.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

(f)                Treasury shares

On December 31, 2010, the Company held in treasury 1,506,060 preferred shares class "A" with the value of R$ 11,932 due to the percentage that the merged company Triunfo owned in Braskem. The total market value of these shares calculated at the average price of trading at BM&FBovespa on December 31, 2010 was R$ 25,874.

The merger of Riopol shares into Braskem was approved at the Extraordinary General Meeting held on August 30, 2010, (Note 1(f.2) (x)) above. Because of this act, some holders of 411 ordinary shares of Braskem exercised their right to withdraw. The reimbursement of these shares was at the book value per share of R$9.15237722 based on the balance sheet as of December 31, 2009, totaling R$3. Such shares are included in the “treasury shares” account in equity.

In the consolidated financial statements of December 31, 2010, the Company recorded the amount of R$ 48,891 under treasury shares, corresponding to 1,154,758 preferred class A shares issued by Braskem and held by the subsidiary Quattor Petroquímica. These shares were received by Quattor Petroquímica as a result of the merger of Riopol shares into Braskem. (Note 1(f.2)(ix)).

(g)               Allocation of net income

Under the Company’s Bylaws, net income for the year, adjusted as determined by Law No. 6404/76, is appropriated as follows: (i) 5% to a legal reserve, which must not exceed 20% of capital; (ii) 25% to pay mandatory, non-cumulative dividends, observing the privileges of the preferred shares as determined by law and the Company’s bylaws. When the priority dividend paid to preferred shareholders is equal to or greater than 25% of the net income for the year calculated based on article 202 of the Corporate Law, it constitutes the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used: (i) to pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; (ii) if there is still any surplus, to distribute additional dividends to common shareholders and Class "A" preferred shareholders on an equal footing, so that each common share or Class "A" preferred share receives the same amount of dividend.

The Management proposed the payment of total dividends of R$ 665,630. This corresponds to 40% of net income adjusted for the dividend calculation.

The proposed total dividend represents R$ 0.833247140 for common shares and preferred class “A” and R$ 0.601988304 to the preferred shares class "B" in accordance with the provisions of the bylaws of the Company.

The Company's management proposes to the Annual General Meeting the following allocation of net income 2010:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	2010

Net income for the period	1,895,309
Additional indexation	27,236
Prescribed dividens/others	(2,650)
First adoption adjustments - Loss absportion	(165,703)

Adjusted income for the period	1,754,192
Legal reserves distribution	(87,710)
Destination of tax incentives reserves	(5,347)

Net income adjusted by dividends calculation	1,661,135

Proposed dividends	(665,630)
Portion allocated to unrealized profit reserves	(995,505)

Net income	-

Minimum dividends - 25% adjusted net income	415,284	(i)
Additional dividends proposed	250,436	(ii)

Total dividends	665,630

(i) Current liabilities presentation
(ii) Presented on the shareholders' equity at the line "additional proposed dividend".

(h)   Loss Absorption

During the General Meeting of shareholders held on April 30, 2010, the absorption of R$ 1,061,871, which is part of the account balance of accumulated losses existing at December 31, 2009, was approved.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

27       Earnings per Share (EPS)

As required by CPC 41 corresponding to IAS 33 - Earnings per Share, the tables below show a reconciliation of adjusted net income to the amounts used to calculate basic and diluted EPS.

Basic EPS is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding, excluding treasury shares and respecting the distribution of prescribed dividends as described on the Company’s bylaws (estatuto social) according Note 26(b) and (g).

Diluted EPS is calculated by dividing net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding, excluding treasury shares and respecting the distribution of prescribed dividends as described on the Company’s bylaws (estatuto social) according Note 26(b) and (g).

	2010		2009
	Basic	Diluted	Basic	Diluted

Net income for the period	1,895,309	1,895,309	398,491	398,491
Net income attributed to preferred shareholders class "B"	357	-	375	-
Net income attributed to other shareholders	1,894,952	1,895,309	398,116	398,491

Weighted average numbers of common and preferred shares class	715,168,348	715,465,257	514,735,898	515,032,807

Earnings per share (in R$)	2.6497	2.6491	0.7734	0.7737

28      Segment Information

Management defined Braskem’s operating segments based on the reports used to make operational and strategic decisions on December 31, 2010. These segments are as follows:

•              Vinyls – includes activities related to the production of PVC, caustic soda and chlorine.

•              Polyolefins – includes activities related to the production of polyethylene and polypropylene.

•              Basic Petrochemicals – includes activities of basic petrochemicals and supply of electricity, steam and compressed air to second generation producers at the Camaçari and Triunfo industrial complexes. This segment is dependent on Petrobras for supply of raw material.

•              Chemicals Distribution – includes activities related to the distribution of polyethylene, polypropylene and basic petrochemicals of subsidiaries Quantiq and Unipar Comercial, the latter acquired in May 2010, as mentioned in Note 1 (f.2) (v). This segment also includes the results of operations of Varient up to May 2010, when that subsidiary was spun off and merged into Alcacer, as mentioned in Note 1 (f.4).

•              Quattor – includes the activities related to the production of basic petrochemicals in the São Paulo and Rio de Janeiro Complexes and the production of polyethylene and polypropylene of the Quattor Group. This segment started to be reported in May 2010 due to the acquisition of control of Quattor, see Note 1 (f.2) (iv).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

•              PP Americas – includes the operations of Braskem PP Americas Inc, related to the production of polypropylene. This segment started to be reported on April 1, 2010 due to the acquisition of Sunoco, as disclosed in Note 1 (f.3).

The Company reviews on a retrospective basis the segment information for the reported period and assesses and manages the segment performance based on the information generated from the accounting records kept in accordance with Brazilian accounting practices, CPCs and IFRS, and included in the consolidated financial statements. Eliminations shown in information per operating segment when compared with the consolidated  balances disclosed in accordance with CPCs and IFRS, are represented by intersegment receivables and sales, which are made on an arm's-length basis. Reclassifications are represented mainly by revenues arising from the provision of services which are reported as “Other operating income (expenses), net”, by operating segment and as “Net sales revenue” in the consolidated financial statements.

Management of the Company accounts for jointly-controlled companies using the proportionate consolidation method and the jointly-controlled companies’ information is reported in “Other Segments”. As of December 31, 2010, Braskem’s jointly-controlled companies are RPR, Propilsur and Polimerica.

Investments in associated companies are accounted for under the equity method and, as these investees are not controlled by the Company, they are not allocated to segments. The amount of the investment and the equity in earnings (loss) of associated companies included in the Company’s income statement is reported in the Corporate Unit.

In addition, operating segments are evaluated based on the results of operations which do not include financial income and expenses and current and deferred income tax and social contribution expenses.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

a)        Operating results by segment

	December, 2010
	Reporting segments						Total Reporting Segments			Braskem Consoldiated before adjust.		Braskem adjusted to CPC's and IFRS
	Vinyls	Polyolefins	Basic Petrochemicals	Chemical Distribution	Quattor	PP Americas		Other segments	Corporate Unit		Reclassifications Eliminations

Net sales revenue	1,799,335	8,378,664	14,436,999	777,923	4,431,679	1,697,843	31,522,443	548,246	-	32,070,689	(6,575,872)	25,494,817
Cost of goods sold	(1,605,930)	(7,249,151)	(12,623,401)	(658,464)	(3,591,458)	(1,558,042)	(27,286,446)	(450,333)	-	(27,736,779)	6,325,004	(21,411,775)
Gross profit	193,405	1,129,513	1,813,598	119,459	840,221	139,801	4,235,997	97,913	-	4,333,910	(250,868)	4,083,042

Operating expenses
Selling, general and distribution expenses	(140,981)	(509,449)	(417,292)	(87,107)	(298,531)	(66,966)	(1,520,326)	(77,036)	(91,531)	(1,688,893)	-	(1,688,893)
Equity results of associateds	-	-	-	-	-	-	-	-	20,302	20,302	-	20,302
Gain on business combination	-	-	-	-	-	-	-	-	975,283	975,283	-	975,283
Other operating revenues (expenses)	33	1,127	(24,879)	2,737	(45,888)	(20,430)	(87,300)	(258)	(87,215)	(174,773)	-	(174,773)
	(140,948)	(508,322)	(442,171)	(84,370)	(344,419)	(87,396)	(1,607,626)	(77,294)	816,839	(868,081)	-	(868,081)

Operating profit before financial result	52,457.0	621,191	1,371,427	35,089	495,802	52,405	2,628,371	20,619	816,839	3,465,829	(250,868)	3,214,961

Braskem S.A. and Subsidiaries

Notes to the Financial Statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	December, 2009
	Reporting segments						Corporate Unit	Braskem Consoldiated before adjust.	Corporate Unit	Reclassifications Eliminations	Braskem adjusted to CPC's and IFRS
	Vinyls	Polyolefins	Basic Petrochemicals	Chemical Distribution	Total Reporting Segments	Other Segments

Net sales revenue	1,613,377	7,412,389	11,325,387	567,163	20,918,316	551,839	-	21,470,155	(5,334,085)	(5,334,085)	16,136,070
Cost of goods sold	(1,580,557)	(6,674,781)	(9,861,077)	(488,479)	(18,604,894)	(491,208)	-	(19,096,102)	5,566,406	5,566,406	(13,529,696)
Gross profit	32,820	737,608	1,464,310	78,684	2,313,422	60,631		2,374,053	232,321	232,321	2,606,374

Operating expenses
Selling, general and distribution expenses	(153,813)	(583,718)	(379,221)	(60,498)	(1,177,250)	(60,459)	(10,183)	(1,247,892)	-	-	(1,247,892)
Equity results of associateds	-	-	-	-	-	-	3,188	3,188	-	-	3,188
Gain on business combination	-	-	-	-	-	-	102,051	102,051	-	-	102,051
Other operating revenues (expenses)	13,564	6,343	61,256	1,298	82,461	2,228	(144,103)	(59,414)	-	-	(59,414)
	(140,249)	(577,375)	(317,965)	(59,200)	(1,094,789)	(58,231)	(49,047)	(1,202,067)	-	-	(1,202,067)

Operating profit before financial result	(107,429)	160,233	1,146,345	19,484	1,218,633	2,400	(49,047)	1,171,986	232,321	232,321	1,404,307

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

b)        Sales by geographic regions

	Net Sales
	2010	2009

Headquarters - Brazil	16,648,760	12,711,161
United States	3,251,863	848,346
Argentina	1,243,790	544,621
Switzerland	999,932	347,811
Netherlands	413,148	200,891
Singapore	141,558	186,102
United Kingdom	376,652	165,925
Mexico	284,985	196,660
Colombia	304,466	108,149
Barbados	531,833	60,942
Uruguay	108,656	71,650
Chile	116,084	86,183
Spain	50,435	50,897
China	40,598	65,435
Paraguay	62,592	49,221
Portugal	45,923	46,828
Italy	42,425	38,652
Bolivia	44,625	38,482
Belgium	-	11,920
Germany	655	4,885
Other	785,837	301,309
	25,494,817	16,136,070

29      Gross Sales Revenue

	Parent Company		Consolidated
	2010	2009	2010	2009
Gross sales revenue
Domestic market	16,580,094	13,773,870	22,700,555	15,277,311
Foreign market	4,591,367	4,132,712	8,846,057	4,427,658
	21,171,461	17,906,582	31,546,612	19,704,969
Deductions from sales
Taxes	(3,916,501)	(3,194,275)	(5,897,653)	(3,452,762)
Returned sales	(102,171)	(110,241)	(154,142)	(116,137)
	(4,018,672)	(3,304,516)	(6,051,795)	(3,568,899)

Sales revenue	17,152,789	14,602,066	25,494,817	16,136,070

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

30      Other Operating Income (Expenses), Net

Includes tax gains Note (20(iv)), inventory adjustments, plus the amount of R$ 9,860 (R$ 19,748, consolidated) in 2010 relating to the provision for asset decommissioning costs and the amount of R$ 84,498 in 2009 relating to impairment of fixed assets.

31      Financial Results

	Parent Company		Consolidated
	2010	2009	2010	2009
Financial Income
Interest income	236,662	177,928	267,357	182,363
Monetary variation	108,118	59,613	85,853	58,966
Exchange variation	(10,911)	(498,100)	(12,140)	(687,069)
Gains on derivative operations	-	82,453	20,364	83,789
Other	6,863	21,219	7,992	30,621
	340,732	(156,887)	369,426	(331,330)

Financial expenses
Interest expenses	(741,931)	(707,084)	(894,313)	(640,343)
Monetary variation	(197,669)	(213,363)	(327,263)	(205,272)
Exchange variation	482,055	2,825,842	464,608	2,922,947
Losses on derivative transactions	-	(48,564)	(18,216)	(48,796)
Interest on tax debts - SELIC	(322,013)	(963,296)	(333,238)	(963,425)
Taxexpenses on financial transactions	(17,736)	(32,303)	(30,987)	(33,363)
Discounts granted	(18,786)	(70,049)	(37,672)	(142,871)
Borrowing transactions costs - amortization	(13,459)	(6,111)	(50,514)	(13,102)
Adjustment to present value - appropriation	(144,012)	(102,988)	(162,104)	(141,789)
Other	(175,932)	(40,589)	(307,250)	(48,547)
	(1,149,483)	641,495	(1,696,949)	685,439

Total	(808,751)	484,608	(1,327,523)	354,109

32      Expenses by Nature

The Company elected to present the consolidated statement of income by function. As required by IFRS (IAS 1/ CPC 26), the consolidated statement of income by nature is shown below:

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Parent Company		Consolidated
	2010	2009	2010	2009
Classification by function:
Cost of sales	(14,109,477)	(12,203,495)	(21,411,775)	(13,529,696)
Selling	(176,325)	(250,831)	(383,454)	(298,847)
Distribution	(299,890)	(300,735)	(335,510)	(300,735)
General and administrative	(723,118)	(584,751)	(969,929)	(648,310)
Research and development	(55,288)	(60,898)	(78,778)	(63,119)
Total	(15,364,098)	(13,400,710)	(23,179,446)	(14,840,707)

Classification by nature:
Raw materials or feedstocks	(11,730,839)	(9,720,004)	(18,059,704)	(10,900,495)
Employees expenses	(920,009)	(901,342)	(1,273,617)	(1,007,702)
Rendered services	(496,301)	(479,137)	(694,487)	(534,351)
Tax expenses	(31,386)	(21,763)	(60,222)	(23,005)
Depreciation, depletion and exahustion	(1,032,774)	(1,028,186)	(1,606,354)	(1,038,061)
Despesas variáveis de vendas	(303,885)	(363,833)	(449,459)	(377,800)
Freights	(653,544)	(671,049)	(786,353)	(710,604)
Other expenses	(195,360)	(215,396)	(249,250)	(248,689)
Total	(15,364,098)	(13,400,710)	(23,179,446)	(14,840,707)

33      Insurance Coverage

Braskem and its subsidiaries, pursuant to the policy approved by the Board of Directors, have an extensive risk management program. Specifically in the risk management area, the risk assessment practices and procedures have been extended to the units of Quattor, observing the principles adopted by Braskem.

Also in 2010, an insurance program was established for the PP Americas operation, associated with the Company’s insurance and risk policy.

The all-risk insurance policies of Braskem, which include the assets of Quattor and PP Americas, have maximum indemnity limits established based on the amounts of maximum possible loss, deemed as sufficient to cover eventual losses, in view of the nature of the Company’s activities and advice of its insurance consultants.

Braskem’s insurance policy, which includes Quattor, is effective for 18 months, ending on October 8, 2011. For Riopol, the insurance policy is effective for 12 months starting on March 30, 2010, and at the end of this period, its assets could be included in Braskem’s insurance policy.

Limits and volume of assets insured in all-risk insurance policy are as follows:

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Maximum Idenmnity Limits Insurance US$ Million	Total Amount Insured (Property Damage + Loss of Profit) US$ Million
Braskem & Quattor	2	23.194
PP Americas	500	1.296
Riopol & Quantiq	1.765	1.773
Total	4.265	26.263

In addition, the Company takes out civil liability, transportation, sundry risks and vehicle insurance. The risk assumptions adopted are not subject to review by our auditors.

34      Additions to Investments in Subsidiaries and Affiliates

Parent Company

Acquired Companies/capitalized	Note	Amount paid
Quattor (consolidated)	1.f.2 (iv)	(659,454)
Unipar Comercial	1 f.2 (v)	(27,104)
Polibutenos	1 f.2 (v)	(44,844)
		(731,402)
Advance for future increase in capital		(2,708,501)
Capital increase - jointly controlled		(1,146,330)
		(4,586,233)

Consolidated

Acquired Companies				Net change
				in cash flow
	Note	Amount paid	Cash acquired	statement
Quattor (consolidated)	1.f.2 (iv)	(659,454)	413,847	(245,607)
PP Americas	1 f.3	(620,837)	-	(620,837)
Unipar Comercial	1 f.2 (v)	(27,104)	1,857	(25,247)
Polibutenos	1 f.2 (v)	(44,844)	2,479	(42,365)
Cetrel		(5,371)	-	(5,371)
		(1,357,610)	418,183	(939,427)

• Operations related to investments that do not affect cash

1. The acquisition of 15% of Riopol´s equity with the assumption of debt together with BNDESPAR (Note 1 f.2 (viii)).

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

2. The merger of shares representing 19.02% of Riopol´s equity by the delivery from Braskem shares (Note 1 f.2 (ix)), being 10% acquired from BNDESPAR and 9.02% from Quattor Petroquímica.

3. The acquisition of shares of Quattor Petroquímica, by delivery from Braskem shares (Note 1 f.2 (xi)).

4. The merger of shares corresponding to 40% of Quattor, by delivery from Braskem shares to Petrobras (Note 1 f.2 (vi)).

35      Quarterly information

As required by CVM Deliberation No. 656 dated January 25, 2011, the following numbers are presented below with the reconciliation of the results and equity for each quarter of 2010 and 2009, as result of the CPC and IFRS adoption:

• Equity reconciliation

	Parent Company			Consolidated
	September, 2010	June, 2010	March, 2010	September, 2010	June, 2010	March, 2010

Equity BRGAAP	9,227,111	8,601,308	4,613,518	9,178,220	8,601,308	4,613,518
Additional indexation of permanent assets	546,345	556,661	566,977	546,345	556,661	566,977
Actuarial loss defined benefit plan	(73,341)	(73,341)	(73,341)	(73,341)	(73,341)	(73,341)
Triunfo Business combination - Net of IR/CS deferred	102,051	102,051	102,051	102,051	102,051	102,051
Realization of Triunfo Business combination	(13,255)	(11,635)	(10,019)	(13,255)	(11,635)	(10,019)
Goodwill write-off Triunfo Business Combination	(17,000)	(17,000)	(17,000)	(17,000)	(17,000)	(17,000)
Treasury shares adjustments - Triunfo Business Combination	1,556	1,556	1,556	1,556	1,556	1,556
Quattor Business Combination - Net of deferred IR/CS	841,459	841,459	-	841,459	841,459	-
Realization of Quattor Business Combination	(125,334)	(90,420)	-	(125,334)	(90,420)	-
CPC's and IFRS adjustments - Quattor	1,516	(299)	-	7,622	1,997	-
Reversion of Quattor net income for the period of April, 2010 - Net of IR and CS	37,340	24,806	-	37,340	24,806	-
Retained earnings adjustments - Quattor Business Combination	(762)	(1,887)	-	(762)	(1,887)	-
Unipar Business Combination	7,735	7,735	-	7,735	7,735	-
Realization of Unipar Business Combination	13	4	-	13	4	-
PP Americas Business Combination	126,089	126,089	-	126,089	126,089	-
Realization of PP Americas Business Combination	(12,975)	(7,931)	-	(21,013)	(12,843)	-
Foreign currency adjustments - PP Americas	(3,691)	(458)	-	(3,691)	(458)	-
Negative goodwill reversion of balances	8,731	8,731	8,731	8,731	8,731	8,731
Deferred assets reversion of balances	(56,105)	(61,016)	(65,969)	(56,105)	(61,016)	(65,969)
Deferred IR and CSL - practice adjustments	(88,646)	(102,900)	(139,189)	(86,714)	(100,284)	(139,189)
Deferred income tax under goodwill of subsidiaries -
more than 10 years	2,344	2,344	2,344	2,344	2,344	2,344
Equity adjusted to CPC's and IFRS	10,511,181	9,905,857	4,989,659	10,462,290	9,905,857	4,989,659

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Parent Company			Consolidated
	September, 2010	June, 2010	March, 2010	September, 2010	June, 2010	March, 2010

Equity BRGAAP	5,625,817	4,998,059	3,682,690	5,625,817	4,998,059	3,682,690
Additional indexation of permanent assets	587,611	597,928	608,245	587,611	597,928	608,245
Property, plant and equipment useful live review	(130,821)	(87,034)	(43,198)	(130,821)	(87,034)	(43,198)
Actuarial loss defined benefit plan	(80,828)	(80,828)	(80,828)	(80,828)	(80,828)	(80,828)
Goodwill write-off Triunfo Business Combination	116,180	116,180	-	116,180	116,180	-
Realization of Triunfo Business Combination	(6,783)	(5,165)	-	(6,783)	(5,165)	-
Goodwill write-off Triunfo Business Combination	(17,000)	(17,000)	-	(17,000)	(17,000)	-
Treasury shares adjustments - Triunfo Business Combination	1,556	1,556	-	1,556	1,556	-
Negative goodwill reversion of balances	17,155	18,304	19,452	17,155	18,304	19,452
Deferred assets reversion of balances	(93,463)	(97,522)	(101,724)	(93,463)	(97,522)	(101,724)
Reversion of capitalized expenses with research	(10,231)	(19,150)	(24,153)	(10,231)	(19,150)	(24,153)
Adjustments to proportional consolidation of RPR	(4,345)	(3,194)	(9,032)	(4,345)	(3,194)	(9,032)
Deferred IR and CS - practice adjustments	(97,008)	(96,749)	(102,568)	(97,008)	(96,749)	(102,568)
Deferred income tax under goodwill of subsidiaries -
more than 10 years not registered before	504,636	504,636	504,636	504,636	504,636	504,636
Equity adjusted to CPC's and IFRS	6,412,476	5,830,021	4,453,520	6,412,476	5,830,021	4,453,520

• Net income reconciliation

	Parent Company			Consolidated
	September, 2010	June, 2010	March, 2010	September, 2010	June, 2010	March, 2010

Net income under Brazilian GAAP	625,148	71,494	26,037	625,148	71,494	26,037
Additional indexation of permanent assets	(30,950)	(20,634)	(10,317)	-	(20,634)	(10,317)
Realization of Triunfo Business Combination	(4,854)	(3,238)	(1,618)	(4,854)	(3,238)	(1,618)
Quattor Business Combination - Net of deferred IR/CS	841,459	841,459	-	841,459	841,459	-
Realization of Quattor Business Combination	(125,334)	(90,420)	-	(125,334)	(90,420)	-
Reversion of Quattor net income for the period of April, 2010	37,340	24,806	-	37,340	24,806	-
CPC's and IFRS adjustments - Quattor	1,516	(299)	-	7,622	1,997	-
Unipar Comercial - Business Combinations	7,735	7,735	-	7,735	7,735	-
Realization of Unipar Comercial - Business Combination	13	4	-	13	4	-
PP Americas Business Combinations	126,089	126,089	-	126,089	126,089	-
Realization of PP Americas Business Combination	(12,975)	(7,931)	-	(21,013)	(12,843)	-
Negative goodwill reversion of balances	(383)	(383)	(383)	-	(383)	(383)
Deferred assets reversion of balances	14,874	9,963	5,011	14,874	9,963	5,011
Adjustments to proportional consolidation of RPR	1,829	1,829	1,829	1,829	1,829	1,829
Deferred IR and CS under practice adjustments	52,898	38,645	2,353	54,830	41,261	2,353
Net income adjusted by CPC's and IFRS	1,534,405	999,119	22,912	1,565,738	999,119	22,912

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

	Parent Company			Consolidated
	September, 2009	June, 2009	March, 2009	September, 2009	June, 2009	March, 2009

Net income under Brazilian GAAP	1,810,342	1,165,615	9,735	1,810,342	1,165,615	9,735
Additional indexation of permanent assets	(30,950)	(20,634)	(10,317)	(30,950)	(20,634)	(10,317)
Property, plant and equipment useful live review	(130,821)	(87,034)	(43,198)	(130,821)	(87,034)	(43,198)
Combinação de negócios - Triunfo, líquido de IR diferido	116,180	116,180	-	116,180	116,180	-
Realization of Triunfo Business Combination	(6,783)	(5,165)	-	(6,783)	(5,165)	-
Goodwill write-off Triunfo Business Combination	(17,000)	(17,000)	-	(17,000)	(17,000)	-
Negative goodwill reversion of balances	(3,446)	(2,297)	(1,149)	(3,446)	(2,297)	(1,149)
Deferred assets reversion of balances	13,849	9,790	5,588	13,849	9,790	5,588
Reversion of capitalized expenses with research	14,891	5,971	968	14,891	5,971	968
Adjustments to proportional consolidation of RPR	13,113	14,264	8,426	13,113	14,264	8,426
Deferred IR and CS under practice adjustments	6,498	6,758	940	6,498	6,758	940
Net income adjusted by CPC's and IFRS	1,785,873	1,186,448	(29,007)	1,785,873	1,186,448	(29,007)

These interim financial statements were subject to special review procedures applied by independent auditors in accordance with the requirements of CVM for Quarterly Report (NPA 06 IBRACON), including the adjustments resulting from the adoption of new accounting practices and were not therefore subject to audit procedures.

36      Approval of Financial Statements

In compliance with IAS 10, the authorization for the issuance of these financial statements has been granted by the Board of Directors on March 16, 2011.

37      Subsequent Events

(a)   In February, 2011 the CADE  approved the acquisition and integration of Quattor assets. As part of this transaction the Company submits previously to CADE future agreements of imported products produced by Braskem containing that exclusive clause. According CADE decision there is no restrictions on the management and incorporation of the involved assets as result of this acquisition.

By the reason of CADE approval of the Quattor acquisition, the Company’s management has approved communicates the new organizational structure of the Company as from March 1, 2011. The changes relates to the  distribution of Quattor business to Basic Petrochemicals and Polyolefins.

The new structure of business units and cash generating units is:

Basic Petrochecmicals Units is segregated on the respective cash generating units:

                        UNIB Bahia

                        UNIB Sul

                        UNIB São Paulo (UNIB SP)

                        UNIB Rio de Janeiro (UNIB Rio)

Braskem S.A. and subsidiaries

Notes to the financial statements

at December 31, 2010 and 2009

Amounts in thousands of Brazilian reais, except when otherwise indicated

Polyolefins Business Unit consists of the respective cash generating units:

                        Polyethylene, including Quattor plants

                        Polypropylene, including Quattor plants

Vinyls Business Unit

International Business Unit, until now consists of the cash generating unit:

                        PP Americas

(b)   As already reported on February 4, 2011 there was an interruption on the supply of electricity on north and northwest of Brazil, that affected the plants of the Company located in the Camaçari Petrochemical Complex, located in Bahia and Alagoas. This interruption in the electricity supply lasted for nine days and the production resumed on February 12, 2011. The impacts on the results of the Company are being analyzed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.